# 2010 ANNUAL REPORT



# THE SHACK® IS SERIOUSLY CONNECTED.


RadioShack®

**2010 NET SALES AND OPERATING REVENUES FOR U.S. COMPANY-OPERATED STORES**
(percent by product platform)

46.8%



Wireless

3.4%



Services and Other

20.3%



Accessory

# THE SHACK® BRINGS IT ALL TOGETHER.

4.3%

Technical

11.1%



Modern Home

5.2%



Power

8.9%



Personal Electronics

## Financial Highlights

| (Dollars in millions, except per share amounts) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net sales and operating revenues | **$4,472.7** | $4,276.0 | $4,224.5 |
| Comparable store sales increase (decrease)[1] | **4.4%** | 1.3% | (0.6%) |
| Gross profit as a percent of sales | **45.0%** | 45.9% | 45.5% |
| SG&A expense as a percent of sales | **34.8%** | 35.3% | 35.7% |
| Operating income | **$ 375.4** | $ 369.4 | $ 322.2 |
| Operating income as a percent of sales | **8.4%** | 8.6% | 7.6% |
| Net income | **$ 206.1** | $ 205.0 | $ 189.4 |
| Net income per diluted share | **$ 1.68** | $ 1.63 | $ 1.47 |
| Cash and cash equivalents less total debt | **$ (70.4)** | $ 280.4 | $ 155.3 |
| Total debt as a % of total capitalization[2] | **43.2%** | 37.5% | 43.4% |
| Cash dividends per share declared and paid | **$ 0.25** | $ 0.25 | $ 0.25 |

(1) Refer to footnote (3) on page 18 of Form 10-K.
(2) Refer to footnote (1) on page 18 of Form 10-K.

# AND STILL STANDS APART.

The market for mobility and consumer electronics products is fast-paced and highly fragmented. It's also often a complex and confusing landscape for consumers to navigate — from the continuous introduction of innovative products, operating systems, accessories and applications, to the constantly evolving array of related options for voice, text and data plans.

Within this landscape, The Shack® stands apart by operating a vast network of nearly 7,200 U.S. and international locations that bring it all together: An optimal combination of products, accessories and services, backed by industry-leading support and expert advice that makes it easy for consumers to get the right technology solutions they need for their connected lives.



# DEAR FELLOW SHAREHOLDERS:

In 2010, RadioShack® continued to demonstrate our commitment to long-term growth by driving progress in every facet of our business strategy: To strengthen our financial position, improve our operations and revitalize our brand. Despite persistent market challenges and the uncertain economy, we maintained strict cost controls, fueled profitable sales and reinforced our balance sheet. We expanded our mobility business by enriching our product assortment and forging an important relationship with Target to manage and operate Target Mobile wireless kiosks within their stores. And we continued to contemporize the iconic RadioShack brand, engaging new and existing customers with the more relevant positioning of The Shack.

The credit for these accomplishments belongs to RadioShack's more than 35,000 associates, who worked tirelessly throughout the year to execute our strategy. We are truly grateful to these individuals for their contributions to our progress. We also appreciate the continued support of our shareholders, and during the year, we funded a significant share repurchase program to return value to them.

## FOCUSING ON FINANCIAL STRENGTH

Over the past several years, we have made great strides in building our financial strength, and in 2010 we continued this initiative. On the operational side, we enhanced our mobility and service offerings, expanded our "signature" product platforms of accessories, power, technical and service, and fueled growth through the rollout of our Target Mobile business. These efforts drove total net sales and operating revenues for 2010 to $4.47 billion, an increase of 4.6 percent compared with 2009. Net income for the year was $206 million, or $1.68 per diluted share, up slightly from $205 million, or $1.63 per share, in 2009. Revenues at U.S. company-operated stores increased $157 million in 2010, or 4.3 percent. Comparable store sales improved 4.4 percent for the year. We earned these results despite a significant decline in our T-Mobile business in the fourth quarter.

We also continued to emphasize strict cost controls, promoting the culture of financial discipline that has become a core value for RadioShack. While our cost-control protocols are well established, we make incremental progress through careful day-to-day expense management and continuous productivity improvement. These measures give us the financial flexibility to leverage new opportunities — a fact evidenced by the strength of our balance sheet, which included a cash balance of $569 million at year-end even after investing $399 million in share repurchases during the year.

## DELIVERING A UNIQUE VALUE PROPOSITION

Today's advanced mobile technology gives consumers instant access to the applications and information they want with the touch of a button. RadioShack reflects this same trend in the way we

## The Shack is upwardly mobile

In the densely populated mobility marketplace, The Shack is a wireless authority where consumers can find the devices, services and accessories that meet their needs, all at values that are competitive with carrier stores and other retailers. We back our extensive product and service line-up with friendly and knowledgeable sales associates who give our customers insightful and objective advice, along with personalized attention. The Shack's exceptional wireless value proposition is easily accessible, extending across our 4,697 convenient stores and 1,267 wireless kiosks in the United States and Mexico.


MOTOROLA
AT&T
Sprint

**WIRELESS SALES** (● Wireless Platform ● Other Platforms)

Net sales and operating revenues for U.S. company-operated stores


35%
in 2006

47%
in 2010

# 57%

of postpaid wireless phones sold at RadioShack in 2010 were smartphones.

# 1.4 million

BlackBerry handsets sold*

RadioShack sold its 1-millionth BlackBerry handset last year, making The Shack a top retailer for this pioneering device. (*cumulative, as of 2.28.2011) run our business — through small, conveniently located stores that offer a compelling and highly tailored product assortment, paired with the expert service required to make optimal product selections. These advantages translate into clear benefits for our customers, especially in the mobility sector, where RadioShack is an established authority.

We've built our mobility business around a unique value proposition that emphasizes customer choice. In our U.S. company-operated stores, we represent three of the nation's postpaid carriers — Sprint, AT&T and T-Mobile — as well as several prepaid providers. We stock an extensive assortment of devices, backed by a full complement of accessories from national and private brands. We maintain competitive prices, and we collaborate with our vendors and partners to create exclusive products and offers. We also provide an exceptional level of customer service that continues to earn top marks from leading consumer research organizations, due in part to our unbiased sales approach, which drives our associates to focus on helping customers select the best solution for their needs. Perhaps most important, we offer our value proposition across an unrivalled network, including 4,697 RadioShack stores and more than 1,267 wireless kiosks throughout the United States and Mexico.

Our strength in the mobility category is underscored by the steady growth in wireless sales at our U.S. company-operated stores, which rose 33 percent in 2010, following an increase of 25 percent in 2009. We are committed to continuing this growth by reinforcing our emphasis on consumer choice. In 2010, we significantly broadened our distribution network by forging an agreement to open Target Mobile wireless kiosks within Target stores. This partnership has already enabled us to reach more consumers and to strengthen our relationship with another of the nation's leading wireless carriers, Verizon Wireless.


MOBILE

## The Shack hits a bullseye with Target Mobile

One of the most compelling aspects of The Shack's customer value proposition is convenience. In 2010, we expanded the availability of our wireless solutions by forging a partnership with retail powerhouse Target to operate Target Mobile wireless kiosks within select Target stores. We ended the year with 850 Target Mobile locations — all managed and staffed by RadioShack — and we have plans to open an additional 600 in 2011. Through Target Mobile, we offer AT&T, T-Mobile, Sprint and Verizon Wireless products and services at competitive prices, and we deliver the personal, knowledgeable service that has become a RadioShack hallmark.

## The Shack expands consumer perceptions

In the third quarter of 2009, we introduced The Shack, a contemporary marketing platform that reflects our commitment to innovative technology while leveraging the equity in our 90-year-old brand — a brand that continues to be ranked among the most adaptable, enduring and recognized names in the retail landscape. In the past year, we aggressively promoted The Shack through a multifaceted marketing campaign spanning point-of-sale signage, radioshack.com, collaborative opportunities with LIVESTRONG® and a growing range of other communications channels, from traditional television and print, to digital, social, and mobile media. These efforts are effectively communicating our promotional offers and sparking fresh conversations about our business and brand with consumers, bloggers, associates and industry leaders.







**258 million**

fourth-quarter impressions via Twitter

#UNeedANewPhone, a Twitter topic started by RadioShack, yielded 65 million impressions in one day and ranked among Twitter's top campaigns of 2010.

**24%**

increase in brand consideration in 2010

RadioShack improved key metrics like price perception, consideration and visitation on the journey of contemporizing an iconic retail brand.


THE SHACK
NEVER TAKES OFF ITS
YELLOW WRISTBAND.
RadioShack is proud to support LIVESTRONG in the fight against cancer
LIVESTRONG
RadioShack

## The Shack and LIVESTRONG advance the cause

The Shack is a proud supporter of LIVESTRONG, which inspires and empowers the estimated 28 million people globally who are living with cancer. In 2010, we aggressively supported LIVESTRONG, making direct donations, encouraging customer contributions and marketing exclusive LIVESTRONG-branded products in our stores and via our website. Through these efforts, RadioShack and its customers and suppliers donated $4.2 million to LIVESTRONG in 2010, bringing our cumulative contributions to the global fight against cancer to more than $6 million.

**$6 million+**
in total donations

We also continued to make improvements within each of our business platforms during the year. In mobility, we expanded our product line to include industry-leading wireless devices like HTC EVO 4G from Sprint and Apple's iPhone 4 from AT&T. We also broadened our wireless accessory assortment and began developing new warranty and service options. In our "signature" business, we expanded our product line and developed targeted marketing campaigns. In our more mature consumer electronics business, we worked to maximize profitability by tailoring our assortment to changing consumer trends, as well as by executing prudent inventory management, marketing and space allocation strategies.

### FORGING AHEAD

Over the past five years, our management team has overcome challenging financial conditions to achieve a significant transition at RadioShack — one that has included building our financial and operational strength, and reenergizing our brand. As a result, we entered 2011 as a well-capitalized organization with a vast store network, momentum in mobility products, a contemporary product assortment, and a relevant and exciting brand. We have clear strategies in place to drive continued growth, backed by excellent relationships with leading vendors, a highly experienced management team and a dedicated employee base.

As we forge ahead, we recognize that we have more work to do, but we also know that our future holds significant opportunities, especially in the high-growth mobility sector.

In the coming year, we plan to make operational improvements that further enhance our mobility, innovation and service offerings. We will also continue to collaborate with our valued vendor partners, and take steps to maximize our relationship with Target. In all of our product platforms, we will focus on increasing profitability by strategically allocating our resources to key revenue drivers that can fuel our progress — including compelling products like tablets and carefully planned merchandise assortments that resonate with today's consumers. Finally, we will continue to contemporize our brand image and drive customer traffic by building awareness of The Shack.

As we pursue these initiatives, we remain committed to creating meaningful benefits for all of our stakeholders — including exceptional solutions for our customers, growth opportunities for our vendors and employees, and increasing value for our shareholders.

Julian Day
Chairman and Chief Executive Officer

Jim Gooch
President and Chief Financial Officer

April 6, 2011


Julian Day (left) and Jim Gooch

# DEAR SHAREHOLDERS:

After serving as your Chairman and CEO for almost five years, I will retire from RadioShack, effective at the annual meeting of shareholders in May 2011. At this time, our Board of Directors will implement RadioShack's established succession plan, which includes dividing the duties of chief executive officer and chairman, designating Presiding Director Dan Feehan as non-executive chairman of the Board, and naming Jim Gooch as chief executive officer. Dan has been the presiding director for the independent board members for the last four years and has been an invaluable sounding board and advisor to me. Jim, whom I have worked with for nearly 10 years, is an excellent leader with outstanding analytical abilities. I am confident that both Jim and Dan will continue to provide expert guidance to steer RadioShack's progress in the future.

I firmly believe that the future holds great opportunity for our Company, due in part to the significant progress we have made in recent years. During this time, the U.S. business landscape has undergone significant change — in technology, competitive drivers, corporate governance and, of course, the state of the economy. Despite these pressures, RadioShack has grown strong and built a solid platform for continued growth. These accomplishments have been driven by our more than 35,000 associates, who consistently deliver excellent service to our customers, despite the rapid pace of technological change that has steadily intensified the complexity within our marketplace, spawning more device choices, capabilities and options than ever before. In 2010, our associates helped customers — in more than 100 million transactions — navigate these choices and select the right technology and connectivity solutions for their lives, securing RadioShack's position as an authority in the mobility sector.

As I conclude my tenure at RadioShack, I am deeply grateful for the support of our constituents — including shareholders, employees and partners — and sincerely proud of what we have accomplished. Together, we have not only weathered the worst economic storm in recent memory, but we have also emerged as a more powerful organization with a stronger balance sheet, a more effective brand positioning, and a brighter outlook for continued growth and prosperity in the future.

Julian C. Day
Chairman and Chief Executive Officer


RadioShack

# RADIOSHACK CORPORATION
# 2010 FORM 10-K

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



---

## FORM ~~10-K~~ ARS

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

**OR**

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission file number 1-5571

---



## RADIOSHACK CORPORATION

(Exact name of registrant as specified in its charter)

| **Delaware** | **75-1047710** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **Mail Stop CF3-201, 300 RadioShack Circle, Fort Worth, Texas** | **76102** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code (817) 415-3011

---

### SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, par value $1 per share** | **New York Stock Exchange** |

### SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.__

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ X ]    Accelerated filer [ ]    Non-accelerated filer [ ]    Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

As of June 30, 2010, the aggregate market value of the voting common stock of the registrant held by non-affiliates of the registrant was $1,941,281,617 based on the New York Stock Exchange closing price. For the purposes of this disclosure only, the registrant has assumed that its directors, executive officers and beneficial owners of 5% or more of the registrant's common stock as of June 30, 2010, are the affiliates of the registrant.

As of February 15, 2011, there were 105,779,701 shares of the registrant's Common Stock outstanding.

**Documents Incorporated by Reference**

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference into Part III.

## TABLE OF CONTENTS

# PART I

## ITEM 1. BUSINESS.

### GENERAL

RadioShack Corporation was incorporated in Delaware in 1967. Throughout this report, the terms "our," "we," "us" and "RadioShack" refer to RadioShack Corporation, including its subsidiaries. We primarily engage in the retail sale of consumer electronics goods and services through our RadioShack store chain. We seek to differentiate ourselves from our various competitors by providing:

- Innovative mobile technology products and services, as well as products related to personal and home technology and power supply needs at competitive prices
- Convenient neighborhood locations
- Knowledgeable, objective and friendly service
- Unique private brand offers and exclusive branded promotions

Our day-to-day focus is concentrated in four areas:

- Providing our customers with a positive in-store experience
- Growing gross profit dollars
- Controlling costs throughout the organization
- Utilizing funds generated from operations to enhance long-term shareholder value

Additional information regarding our business segments is presented below and in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included elsewhere in this Annual Report on Form 10-K.

### U.S. RADIOSHACK COMPANY-OPERATED STORES

At December 31, 2010, we operated 4,486 U.S. company-operated stores under the RadioShack brand located throughout the United States, as well as in Puerto Rico and the U.S. Virgin Islands. These stores are located in strip centers and major shopping malls, as well as individual storefronts. Each location carries a broad assortment of both name brand and private brand consumer electronics products.

Our product lines are categorized into seven platforms. Our wireless platform includes postpaid and prepaid wireless handsets and communication devices such as scanners and GPS products. Our accessory platform includes home entertainment, wireless, music, computer, video game and GPS accessories; media storage; power adapters; digital imaging products and headphones. Our modern home platform includes home audio and video end-products, personal computing products, residential telephones, and Voice over Internet Protocol products. Our personal electronics platform includes digital cameras, digital music players, toys, satellite radios, video gaming hardware, camcorders, and general radios. Our power platform includes general and special purpose batteries and battery chargers. Our technical platform includes wire and cable, connectivity products, components and tools, and hobby products. We also provide consumers access to third-party services such as prepaid wireless airtime and extended service plans in our service platform.

### KIOSKS

At December 31, 2010, we operated 1,267 kiosks located throughout most of the United States. These kiosks are located inside Target and Sam's Club stores. These locations, which are not RadioShack-branded, offer primarily wireless handsets with activation of third-party wireless services.

In February 2009, we signed a contract extension with Sam's Club through March 31, 2011, with a transition period ending June 30, 2011, to continue operating kiosks in certain Sam's Club locations. As of December 31, 2010, we operated 417 of these kiosks. This transition will begin on April 1, 2011, and conclude on June 30, 2011, with the assignment to Sam's Club of all kiosks operated by the Company in Sam's Club stores. As part of the terms of the contract, we assigned the operation of 22 and 66 kiosk locations to Sam's Club in 2010 and 2009, respectively.

In April 2009 we agreed with Sprint to cease our arrangement to jointly operate the Sprint-branded kiosks in operation at that date. This agreement allowed us to operate these kiosks under the Sprint name for a reasonable period of time, allowing us to transition the kiosks to a new format. In August 2009, we transitioned these kiosks to multiple wireless carrier RadioShack-branded locations. Most of these locations are now managed and reported as extensions of existing RadioShack company-operated stores located in the same shopping malls.

In the fourth quarter of 2009, we commenced a test rollout of kiosk locations in approximately 100 Target stores. In the third quarter of 2010, we signed a multi-year agreement to operate kiosk locations in certain Target stores ("Target Mobile"). We operated 850 Target Mobile locations at December 31, 2010. We plan to operate Target Mobile locations in approximately 1,450 Target stores by June 30, 2011.

## OTHER

In addition to the reportable segments discussed above, we have other sales channels and support operations described as follows:

**Dealer Outlets:** At December 31, 2010, we had a network of 1,207 RadioShack dealer outlets, including 34 located outside of North America. Our North American outlets provide name brand and private brand products and services, typically to smaller communities. These independent dealers are often engaged in other retail operations and augment their businesses with our products and service offerings. Our dealer sales derived outside of the United States are not material.

**RadioShack.com:** Products and information are available through our commercial website *www.radioshack.com.* Online customers can purchase, return or exchange various products available through this website. Additionally, certain products ordered online may be picked up, exchanged or returned at RadioShack stores.

**International Operations:** As of December 31, 2010, there were 211 company-operated stores under the RadioShack brand, nine dealers, and one distribution center in Mexico. Prior to December 2008, these operations were overseen by a joint venture in which we were a slightly less than 50% minority owner with Grupo Gigante, S.A.B. de C.V. In December 2008, we increased our ownership of this joint venture to 100%.

**Support Operations:**

Our retail stores, along with our kiosks and dealer outlets, are supported by an established infrastructure. Below are the major components of this support structure.

**Distribution Centers** - At December 31, 2010, we had four U.S. distribution centers shipping to our U.S. retail locations and dealer outlets. One of these distribution centers also serves as a fulfillment center for our online customers. Additionally, we have a distribution center that ships fixtures to our U.S. company-operated stores and kiosks.

**RadioShack Technology Services ("RSTS") -** Our management information system architecture is composed of a distributed, online network of computers that links all stores, customer channels, delivery locations, service centers, credit providers, distribution facilities and our home office into a fully integrated system. Each store has its own server to support the point-of-sale ("POS") system. The majority of our U.S. company-operated stores and kiosks communicate through a broadband network, which provides efficient access to customer support data. This design also allows store management to track daily sales and inventory at the product or sales associate level. RSTS provides the majority of our programming and systems analysis needs.

**RadioShack Global Sourcing ("RSGS") -** RSGS serves our wide-ranging international import/export, sourcing, evaluation, logistics and quality control needs. RSGS's activities support our name brand and private brand businesses.

**Consumer Electronics Manufacturing -** We operate two manufacturing facilities in the United States and one in China. These three manufacturing facilities employed approximately 1,800 people as of December 31, 2010. We manufacture a variety of products, primarily sold through our retail outlets, including telephones, antennas, wire and cable products, and a variety of "hard-to-find" parts and accessories for consumer electronics products.

## SEASONALITY

As with most other specialty retailers, our net sales and operating revenues, operating income and operating cash flows are greater during the fourth quarter, which includes the majority of the holiday shopping season in the U.S., than during other periods of the year. There is a corresponding pre-seasonal inventory build-up, which requires working capital related to the anticipated increased sales volume. This is described in "Cash Requirements" in our MD&A. Also, refer to Note 17 – "Quarterly Data (Unaudited)" in the Notes to Consolidated Financial Statements for data showing seasonality trends. We expect this seasonality to continue.

## PATENTS AND TRADEMARKS

We own or are licensed to use many trademarks and service marks related to our RadioShack stores in the United States and in foreign countries. We believe the RadioShack name and marks are well recognized by consumers, and that the name and marks are associated with high-quality products and services. We also believe the loss of the RadioShack name and RadioShack marks would materially adversely affect our business. Our private brand manufactured products are sold primarily under the RadioShack, AUVIO, Accurian, Enercell or Gigaware trademarks. We also own various patents and patent applications relating to consumer electronics products.

We do not own any material patents or trademarks associated with our kiosk operations.

## SUPPLIERS AND NAME BRAND RELATIONSHIPS

Our business strategy depends, in part, upon our ability to offer name brand and private brand products, as well as to provide our customers access to third-party services. We utilize a large number of suppliers located in various parts of the world to obtain raw materials and private brand merchandise. We do not expect a lack of availability of raw materials or any single private brand product to have a material effect on our operations overall or on any of our operating segments. We have formed vendor and third-party service provider relationships with well-recognized companies such as Sprint, AT&T, T-Mobile, Verizon, Apple, Casio, Garmin, Hewlett-Packard, Microsoft, Research In Motion, Samsung and SanDisk. In the aggregate, these relationships have or are expected to have a significant effect on both our operations and financial strategy. Certain of these relationships are important to our business; the loss of or disruption in supply from these relationships could materially adversely affect our net sales and operating revenues. Additionally, we have been limited from time to time by various vendors and suppliers on an economic basis where demand has exceeded supply.

## ORDER BACKLOG

We have no material backlog of orders in any of our operating segments for the products or services we sell.

## COMPETITION

Due to consumer demand for wireless products and services, as well as rapid consumer acceptance of new digital technology products, the consumer electronics retail business continues to be highly competitive, driven primarily by technology and product cycles.

In the consumer electronics retailing business, competitive factors include price, quality, features, product availability, consumer services, manufacturing and distribution capability, brand reputation and the number of competitors. We compete in the sale of our products and services with several retail formats, including national, regional, and independent consumer electronics retailers. We compete with department and specialty retail stores in more select product categories. We compete with wireless providers in the wireless handset category through their own retail and online presence. We compete with mass merchandisers and other alternative channels of distribution, such as mail order and e-commerce retailers, on a more widespread basis. Numerous domestic and foreign companies also manufacture products similar to ours for other retailers, which are sold under nationally-recognized brand names or private brands.

Management believes two primary factors differentiate us from our competition. First, we have an extensive physical retail presence with convenient locations throughout the United States. Second, our specially trained sales staff is capable of providing cost-effective solutions for our customers' routine electronics needs and distinct electronics wants, assisting with the selection of appropriate products and accessories and, when applicable, assisting customers with service activation.

We cannot give assurance that we will compete successfully in the future, given the highly competitive nature of the consumer electronics retail business. Also, in light of the ever-changing nature of the consumer electronics retail industry, we would be materially adversely affected if our competitors were able to offer their products at significantly lower prices. Additionally, we would be materially adversely affected if our competitors were able to introduce innovative or technologically superior products not yet available to us, or if we were unable to obtain certain products in a timely manner or for an extended period of time. Furthermore, our business would be materially adversely affected if we failed to offer value-added solutions or if our competitors were to enhance their ability to provide these value-added solutions.

## EMPLOYEES

As of December 31, 2010, we employed approximately 36,400 people, including 1,300 temporary seasonal employees. Our U.S. employees are not covered by collective bargaining agreements, nor are they members of labor unions. We consider our relationship with our employees to be good.

## AVAILABLE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and rules and regulations adopted by the U.S. Securities and Exchange Commission ("SEC") under that Act. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be inspected and copied at:

SEC Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549-0213

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of any material we have filed with the SEC by mail at prescribed rates from:

Public Reference Section
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0213

You may obtain these materials electronically by accessing the SEC's home page on the Internet at:

*http://www.sec.gov*

In addition, we make available, free of charge on our corporate website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as our proxy statements, as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. You may review these documents, under the heading "Investor Relations," by accessing our corporate website:

*http://www.radioshackcorporation.com*

For information regarding the net sales and operating revenues and operating income for each of our business segments for fiscal years ended December 31, 2010, 2009 and 2008, please see Note 16 – "Segment Reporting" in the Notes to Consolidated Financial Statements.

## ITEM 1A. RISK FACTORS.

One should carefully consider the risks and uncertainties described below, as well as other information set forth in this Annual Report on Form 10-K. There may be additional risks that are not presently material or known, and the following list should not be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by us. If any of the events described below occur, our business, results of operations, financial condition, liquidity or access to the capital markets could be materially adversely affected.

**We may be unable to successfully execute our strategy to provide cost-effective solutions to meet the routine consumer electronics needs and distinct consumer electronics wants of our customers.**

To achieve our strategy, we have undertaken a variety of strategic initiatives. Our failure to successfully execute our strategy or the occurrence of certain events, including the following, could materially adversely affect our ability to maintain or grow our comparable store sales and our business generally:

- Our inability to keep our extensive store distribution system updated and conveniently located near our target customers
- Our employees' inability to provide solutions, answers, and information related to increasingly complex consumer electronics products
- Our inability to recognize evolving consumer electronics trends and offer products that customers need or want

**Adverse changes in national and world-wide economic conditions could negatively affect our business.**

The continued uncertainty in the economy could have a significant negative effect on U.S. consumer spending, particularly discretionary spending for consumer electronics products, which, in turn, could directly affect our sales. Consumer confidence, recessionary and inflationary trends, equity market levels, consumer credit availability, interest rates, consumers' disposable income and spending levels, energy prices, job growth, income tax rates and unemployment rates may affect the volume of customer traffic and level of sales in our locations. Continued negative trends of any of these economic conditions, whether national or regional in nature, could materially adversely affect our results of operations and financial condition.

In addition, potential disruptions in the capital and credit markets could have a significant effect on our ability to access the U.S. and global capital and credit markets, if needed. These potential disruptions in the capital and credit market conditions could materially adversely affect our ability to borrow under our credit facility, or materially adversely affect the banks that underwrote our credit facility. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit, and our credit ratings. If needed, we may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

**Our inability to increase or maintain profitability of our operations could materially adversely affect our results of operations and financial condition.**

A critical component of our business strategy is to improve our overall profitability. Our ability to increase profitable sales in existing stores may be affected by:

- Our success in attracting customers into our stores
- Our ability to choose the correct mix of products to sell
- Our ability to keep stores stocked with merchandise customers will purchase
- Our ability to maintain fully-staffed stores with appropriately trained employees
- Our ability to remain relevant to the consumer
- Our ability to sustain existing retail channels such as our kiosks

**Any reductions or changes in the growth rate of the wireless industry or other changes in the dynamics of the industry could materially adversely affect our results of operations and financial condition.**

Sales of wireless handsets and the related commissions and residual income constitute a significant portion of our total revenue. Consequently, changes in the wireless industry, such as those discussed below, could materially adversely affect our results of operations and financial condition.

Lack of growth in the wireless industry tends to have a corresponding effect on our wireless sales. Because growth in the wireless industry is often driven by the adoption rate of new wireless handset and wireless service technologies, the absence of these new technologies, our suppliers not providing us with these new technologies, or the lack of consumer interest in adopting these new technologies, could materially adversely affect our business.

Another change in the wireless industry that could materially adversely affect our business is wireless industry consolidation. Consolidation in the wireless industry could lead to a concentration of competitive strength within a few wireless carriers, which could materially adversely affect our business if our ability to obtain competitive offerings from our wireless suppliers is reduced or if competition increases from wireless carrier stores or other retailers.

**Our competition is both intense and varied, and our failure to effectively compete could materially adversely affect our results of operations and financial condition.**

In the retail consumer electronics marketplace, the level of competition is intense. We compete with consumer electronics retail stores as well as big-box retailers, large specialty retailers, discount or warehouse retailers, and alternative channels of distribution such as e-commerce, telephone shopping services and mail order. We also compete with wireless carriers' retail presence, as discussed above. Some of these competitors are large, have great market presence, and possess significant financial and other resources, which may provide them with competitive advantages over us.

Changes in the amount and degree of promotional intensity or merchandising strategy exerted by our current and potential competitors could present us with difficulties in retaining and attracting customers. In addition, pressure from our competitors could require us to reduce prices or increase our costs in one product category or across all our product categories. As a result of this competition, we may experience lower sales, margins or profitability, which could materially adversely affect our results of operations and financial condition.

In addition, some of our competitors may use strategies such as lower pricing, value-added services, wider selection of products, larger store size, higher advertising intensity, improved store design, and more efficient sales methods. While we attempt to differentiate ourselves from our competitors by focusing on the electronics specialty retail market, our business model may not enable us to compete successfully against existing and future competitors.

**We are dependent upon our relationships with a limited number of name brand product and service providers, and our inability to create, maintain and renew relationships with these parties on favorable terms could materially adversely affect our results of operations and financial condition.**

A significant portion of our net sales and operating revenues is attributable to a limited selection of name brand products and service providers. The concentration of net sales and operating revenues in certain of our platforms, such as our wireless platform, may mean that our sales are more dependent upon a limited number of service providers such as Sprint, AT&T, T-Mobile and Verizon. In the aggregate, these relationships have or are expected to have a significant effect on both our operations and financial strategy. If we are unable to create, maintain or renew our relationships with such third parties on favorable terms or at all, our results of operations and financial condition.

**Our inability to maintain our historical gross margin levels could materially adversely affect our results of operations and financial condition.**

Historically, we have maintained gross margin levels ranging from 45% to 48%. We may not be able to maintain these margin levels in the future due to various factors, including increased sales of lower margin products, such as personal electronics products and name brand products, or declines in average selling prices of key products. If sales of lower margin items continue to increase and become a larger percentage of our business without an overall growth in our sales, our gross profit could be materially adversely affected.

**Our inability to collect receivables from our vendors and service providers could materially adversely affect our results of operations and financial condition.**

We maintain significant receivable balances from various vendors and service providers such as Sprint, AT&T, T-Mobile, and Verizon consisting of commissions and other funds related to these relationships. At December 31, 2010 and 2009, our net receivables from vendors and service providers were $291.0 million and $247.5 million, respectively. The average payment term for these receivable balances is approximately 45 days. We do not factor these receivables. Changes in the financial condition of one or more of these vendors or service providers could cause a delay or failure in collecting these receivable balances. A significant delay or failure in collecting these receivable balances could materially adversely affect our results of operations and financial condition.

**Our inability to effectively manage our inventory levels, particularly excess or inadequate amounts of inventory, could materially adversely affect our results of operations and financial condition.**

We source inventory both domestically and internationally, and our inventory levels are subject to a number of factors, some of which are beyond our control. These factors, including technology advancements, reduced consumer spending and consumer disinterest in our product offerings, could lead to excess inventory levels. Additionally, we may not accurately assess product life cycles, leaving us with excess inventory. To reduce this excess inventory, we may be required to lower our prices, which could materially adversely affect our results of operations and financial condition.

Alternatively, we may have inadequate inventory levels for particular items, including popular merchandise, due to factors such as unanticipated high demand for certain products, unavailability of products from our vendors, import delays, labor unrest, untimely deliveries, or the disruption of international, national or regional transportation systems. The effect of the occurrence of any of these factors on our inventory supply could materially adversely affect our results of operations and financial condition.

**Our inability to attract, retain and grow an effective management team or changes in the cost or availability of a suitable workforce to manage and support our strategies could materially adversely affect our business.**

Our success depends in large part upon our ability to attract, motivate and retain a qualified management team and employees. Qualified individuals needed to fill necessary positions could be in short supply. The inability to recruit and retain such individuals on a continuous basis could result in high employee turnover at our stores and in our company generally, which could materially adversely affect our business and results of operations. Additionally, competition for qualified employees requires us to continually assess our compensation structure. Competition for qualified employees has required, and in the future could require, us to pay higher wages to attract a sufficient number of qualified employees, resulting in higher labor compensation expense. In addition, mandated changes in the federal minimum wage or in health care reform may materially increase our compensation expense.

**Our inability to successfully identify and enter into relationships with developers of new technologies or the failure of these new technologies to be adopted by the market could materially adversely affect our ability to increase or maintain our sales and profitability. Additionally, the absence of new services or products and product features in the categories we sell could materially adversely affect our sales and profitability.**

Our ability to maintain and increase revenues depends, to a large extent, on the periodic introduction and availability of new products, services and technologies. If we fail to identify these new products, services and technologies, or if we fail to enter into relationships with their developers prior to widespread distribution within the market, our sales and profitability could be materially adversely affected. Any new products, services or technologies we identify may have a limited sales life.

Furthermore, it is possible that new products, services or technologies will never achieve widespread consumer acceptance, also adversely affecting our sales and profitability. Finally, the lack of innovative consumer electronics products, features or services that can be effectively featured in our store model could also materially adversely affect our ability to increase or maintain our sales and profitability.

**The occurrence of severe weather events or natural disasters could significantly damage or destroy our retail locations, could prohibit consumers from traveling to our retail locations, or could prevent us from resupplying our stores or distribution centers, especially during the peak winter holiday shopping season.**

If severe weather or a catastrophic natural event, such as a hurricane or earthquake, occurs in a particular region and damages or destroys a significant number of our stores in that area, our sales could be materially adversely affected. In addition, if severe weather, such as heavy snowfall or extreme temperatures, discourages or restricts customers in a particular region from traveling to our stores, our sales could also be materially adversely affected. If severe weather occurs during the fourth quarter holiday season, the adverse effect on our sales and gross profit could be even greater than at other times during the year because we generate a disproportionate amount of our sales and gross profit during this period.

**Failure to comply with, or the additional implementation of, laws, rules, and regulations regarding our business could materially adversely affect our business and our results of operations and financial condition.**

We are subject to various foreign, federal, state, and local laws, rules and regulations including, but not limited to, the

Fair Labor Standards Act and ERISA, each as amended, and regulations promulgated by the Federal Trade Commission, SEC, Internal Revenue Service, United States Department of Labor, Occupational Safety and Health Administration, and Environmental Protection Agency. Failure to properly adhere to these and other applicable laws, rules and regulations could result in the imposition of penalties or adverse legal judgments and could materially adversely affect our results of operations and financial condition. Similarly, the cost of complying with newly-implemented laws, rules and regulations could materially adversely affect our business and our results of operations.

**Risks associated with the suppliers from whom our raw materials and products are sourced could materially adversely affect our results of operations and financial condition.**

We utilize a large number of suppliers located in various parts of the world to obtain raw materials, private brand merchandise, and other products. If any of our key vendors fail to supply us with products, we may not be able to meet the demands of our customers, and our sales and profitability could be materially adversely affected.

We purchase a significant portion of our inventory from manufacturers located in China. Changes in trade regulations (including tariffs on imports) could increase the cost of those items. Although our purchases are denominated in U.S. dollars, changes in the Chinese currency exchange rate against the U.S. dollar or other foreign currencies could cause our vendors to increase the prices of items we purchase from them. The occurrence of any of these events could materially adversely affect our results of operations.

Our ability to find qualified vendors that meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the United States. Merchandise quality issues, product safety concerns, trade restrictions, difficulties in enforcing intellectual property rights in foreign countries, work stoppages, transportation capacity and costs, tariffs, political or financial instability, foreign currency exchange rates, monetary, tax and fiscal policies, inflation, deflation, outbreak of pandemics and other factors relating to foreign trade are beyond our control. These and other issues affecting our vendors could materially adversely affect our sales and profitability.

**Our business is heavily dependent upon information systems, which could result in higher maintenance costs and business disruption.**

Our business is heavily dependent upon information systems, given the number of individual transactions we process each year. Our information systems include an in-store point-of-sale system that helps us track sales performance, inventory replenishment, product availability, product margin and customer information. In addition, we are in the process of upgrading our in-store point-of-sale system and related processes. These systems are complex and require integration with each other, with some of our service providers, and with our business processes, which may increase the risk of disruption.

Our information systems are also subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and usage errors by our employees. If we encounter damage to our systems, difficulty implementing new systems, or difficulty maintaining and upgrading current systems, our business operations could be disrupted, our sales could decline, and our expenses could increase.

**Failure to protect the integrity and security of our customers' information could materially damage our standing with our customers and expose us to litigation.**

Increasing costs associated with information security including increased investments in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud could materially adversely affect our results of operations. Additionally, if a significant compromise in the security of our customer information, including personal identification data, were to occur, it could materially adversely affect our reputation, results of operations, financial condition, and business operations and could increase the costs we incur to protect against such security breaches.

**We are subject to other litigation risks and may face liabilities as a result of allegations and negative publicity.**

Our operations expose us to litigation risks, such as class action lawsuits involving employees, consumers and shareholders. For example, from time to time putative class actions have been brought against us relating to various labor matters. Defending against lawsuits and other proceedings may involve significant expense and divert management's attention and resources from other matters. In addition, if any lawsuits were brought against us and resulted in a finding of substantial legal liability, it could cause significant reputational harm to us and otherwise materially adversely affect our results of operations, financial condition, and business operations.

**We conduct business outside the United States, which presents potential risks.**

We have offices, assets, and generate a portion of our revenue in Mexico, China, including the special administrative region of Hong Kong, and Taiwan. Part of our growth strategy is to expand our international business because we believe the growth rates and the opportunity to implement operating improvements may be greater than those typically achievable in the United States. International operations entail significant risks and uncertainties, including, without limitation:

- Economic, social and political instability in any particular country or region
- Changes in currency exchange rates
- Changes in government restrictions on converting currencies or repatriating funds
- Changes in foreign laws and regulations or in trade, monetary or fiscal policies
- High inflation and monetary fluctuations
- Changes in restrictions on imports and exports
- Difficulties in hiring, training and retaining qualified personnel, particularly finance and accounting personnel with U.S. GAAP expertise
- Inability to obtain access to fair and equitable political, regulatory, administrative and legal systems
- Changes in government tax policy
- Difficulties in enforcing our contractual rights or enforcing judgments or obtaining a just result in foreign jurisdictions
- Potentially adverse tax consequences of operating in multiple jurisdictions

Any of these factors, by itself or in combination with others, could materially adversely affect our results of operations and financial condition.

**We may be unable to keep existing stores in current locations or open new stores in desirable locations, which could materially adversely affect our sales and profitability.**

We may be unable to keep existing stores in current locations or open new stores in desirable locations in the future. We compete with other retailers and businesses for suitable locations for our stores. Local land use, local zoning issues, environmental regulations and other regulations may affect our ability to find suitable locations and also influence the cost of leasing, building or buying our stores. We also may have difficulty negotiating real estate leases and purchase agreements on acceptable terms. Further, to relocate or open new stores successfully, we must hire and train employees for the new locations. Construction, environmental, zoning and real estate delays may negatively affect store openings and increase costs and capital expenditures. In addition, when we open new stores in markets where we already have a presence, our existing locations may experience a decline in sales as a result, and when we open stores in new markets, we may encounter difficulties in attracting customers due to a lack of customer familiarity with our brand, our lack of familiarity with local customer preferences, and seasonal differences in the market. We cannot be certain that new or relocated stores will produce the anticipated sales or return on investment or that existing stores will not be materially adversely affected by new or expanded competition in their market areas.

**Terrorist activities and governmental efforts to thwart them could materially adversely affect our results of operations.**

A terrorist attack or series of attacks on the United States could have a significant adverse effect on its economy. This downturn in the economy could, in turn, materially adversely affect our results of operations. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility could cause greater uncertainty and cause the economy to suffer in ways that we cannot predict.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES.

Information on our properties is located in our MD&A and financial statements included in this Annual Report on Form 10-K and is incorporated into this Item 2 by reference.

The following items are discussed further in the Notes to Consolidated Financial Statements:

| | |
|---|---|
| Summary of Significant Accounting Policies – Property, Plant and Equipment | Note 2 |
| Supplemental Balance Sheet Disclosures – Property, Plant and Equipment | Note 3 |
| Commitments and Contingencies | Note 13 |

We lease, rather than own, most of our retail facilities. Our stores are located in shopping malls, stand-alone buildings and shopping centers owned by other entities. We lease administrative offices throughout the United States and Mexico and one manufacturing plant in China. We own the property on which our four distribution centers and two manufacturing facilities are located within the United States.

## RETAIL LOCATIONS

The table below shows our retail locations at December 31, 2010, allocated among U.S. and Mexico company-operated stores, kiosks and dealer and other outlets.

| | Average Store Size (Sq. Ft.) | At December 31, 2010 | 2009 | 2008 |
|---|---|---|---|---|
| U.S. RadioShack company-operated stores | 2,482 | 4,486 | 4,476 | 4,453 |
| Kiosks [1] [2] [3] | 49 | 1,267 | 562 | 688 |
| Mexico RadioShack company-operated stores | 1,289 | 211 | 204 | 200 |
| Dealer and other outlets [4] | N/A | 1,219 | 1,321 | 1,411 |
| Total number of retail locations [5] | | 7,183 | 6,563 | 6,752 |

(1) In April 2009 we agreed with Sprint to cease our arrangement to jointly operate the Sprint-branded kiosks in operation at that date. This agreement allowed us to operate these kiosks under the Sprint name for a reasonable period of time, allowing us to transition the kiosks to a new format. In August 2009, we transitioned these kiosks to multiple wireless carrier RadioShack-branded locations. We managed and reported 111 of these locations as extensions of existing RadioShack company-operated stores located in the same shopping malls at December 31, 2009.

(2) In February 2009, we signed a contract extension with Sam's Club through March 31, 2011, with a transition period ending June 30, 2011, to continue operating kiosks in certain Sam's Club locations. As of December 31, 2010, we operated 417 of these kiosks. This transition will begin on April 1, 2011, and conclude on June 30, 2011, with the assignment to Sam's Club of all kiosks operated by the Company in Sam's Club stores. As part of the terms of the contract, we assigned the operation of 22 and 66 kiosk locations to Sam's Club in 2010 and 2009, respectively.

(3) In 2009 we conducted a test program of kiosk locations in approximately 100 Target stores. In the third quarter of 2010 we signed a multi-year agreement with Target Corporation to operate wireless kiosks in certain Target stores. In August 2010, we began to open Target Mobile kiosks with the objective of operating kiosks in the majority of Target stores nationwide by mid-2011. As of December 31, 2010, the Company operated 850 Target Mobile kiosks, and it expects to operate kiosks in approximately 1,450 Target stores by June 30, 2011.

(4) Our dealer and other outlets decreased by 102 and 90 locations, net of new openings, during 2010 and 2009, respectively. These declines were primarily due to the closure of lower volume outlets.

(5) In 2010, the Company opened 871 retail locations and closed 251 retail locations. In 2009, the Company opened 202 retail locations and closed 391 retail locations. In 2008, the Company opened 131 retail locations, acquired 200 Mexico company-operated stores, and closed 249 retail locations.

### Real Estate Owned and Leased

Approximate Square Footage (in thousands) At December 31,

| | 2010 Owned | 2010 Leased | 2010 Total | 2009 Owned | 2009 Leased | 2009 Total |
|---|---|---|---|---|---|---|
| **Retail** | | | | | | |
| RadioShack company-operated stores | 2 | 11,133 | 11,135 | 10 | 11,209 | 11,219 |
| Kiosks | -- | 62 | 62 | -- | 43 | 43 |
| Mexico company-operated stores | -- | 272 | 272 | -- | 263 | 263 |
| **Support Operations** | | | | | | |
| Manufacturing | 134 | 320 | 454 | 134 | 320 | 454 |
| Distribution centers and office space | 2,056 | 821 | 2,877 | 2,077 | 726 | 2,803 |
| | 2,192 | 12,608 | 14,800 | 2,221 | 12,561 | 14,782 |

Below is a listing at December 31, 2010, of our retail locations within the United States and its territories:

| | U.S. RadioShack Stores | Kiosks | Dealers and Other* | Total |
|---|---|---|---|---|
| Alabama | 49 | 11 | 30 | 90 |
| Alaska | -- | -- | 23 | 23 |
| Arizona | 76 | -- | 24 | 100 |
| Arkansas | 26 | 3 | 38 | 67 |
| California | 552 | 236 | 39 | 827 |
| Colorado | 63 | 15 | 31 | 109 |
| Connecticut | 70 | 20 | 2 | 92 |
| Delaware | 19 | 1 | -- | 20 |
| Florida | 302 | 35 | 28 | 365 |
| Georgia | 102 | 23 | 34 | 159 |
| Hawaii | 24 | -- | -- | 24 |
| Idaho | 19 | -- | 15 | 34 |
| Illinois | 173 | 79 | 32 | 284 |
| Indiana | 98 | 36 | 40 | 174 |
| Iowa | 34 | 21 | 47 | 102 |
| Kansas | 37 | 15 | 26 | 78 |
| Kentucky | 54 | 5 | 36 | 95 |
| Louisiana | 67 | 20 | 17 | 104 |
| Maine | 22 | 7 | 12 | 41 |
| Maryland | 98 | 13 | 7 | 118 |
| Massachusetts | 114 | 31 | 5 | 150 |
| Michigan | 120 | 77 | 43 | 240 |
| Minnesota | 61 | 80 | 35 | 176 |
| Mississippi | 38 | 7 | 18 | 63 |
| Missouri | 71 | 30 | 52 | 153 |
| Montana | 7 | -- | 27 | 34 |
| Nebraska | 20 | 11 | 20 | 51 |
| Nevada | 38 | -- | 7 | 45 |
| New Hampshire | 32 | 12 | 5 | 49 |
| New Jersey | 160 | 41 | 6 | 207 |
| New Mexico | 31 | 5 | 14 | 50 |
| New York | 330 | 74 | 16 | 420 |
| North Carolina | 125 | 22 | 38 | 185 |
| North Dakota | 6 | 4 | 5 | 15 |
| Ohio | 188 | 38 | 27 | 253 |
| Oklahoma | 39 | -- | 29 | 68 |
| Oregon | 52 | -- | 20 | 72 |
| Pennsylvania | 211 | 53 | 24 | 288 |
| Rhode Island | 21 | 4 | -- | 25 |
| South Carolina | 54 | 8 | 18 | 80 |
| South Dakota | 11 | 2 | 12 | 25 |
| Tennessee | 67 | 15 | 29 | 111 |
| Texas | 376 | 143 | 83 | 602 |
| Utah | 28 | 8 | 19 | 55 |
| Vermont | 9 | -- | 8 | 17 |
| Virginia | 124 | 14 | 36 | 174 |
| Washington | 91 | 6 | 30 | 127 |
| West Virginia | 28 | 3 | 8 | 39 |
| Wisconsin | 70 | 38 | 45 | 153 |
| Wyoming | 6 | 1 | 16 | 23 |
| District of Columbia | 13 | -- | -- | 13 |
| Puerto Rico | 56 | -- | -- | 56 |
| U.S. Virgin Islands | 4 | -- | -- | 4 |
| | 4,486 | 1,267 | 1,176 | 6,929 |

*Does not include international dealers.

## ITEM 3. LEGAL PROCEEDINGS.

Refer to Note 13 – "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the Company's security holders during the fourth quarter of 2010.

## EXECUTIVE OFFICERS OF THE REGISTRANT (SEE ITEM 10 OF PART III).

The following is a list, as of February 15, 2011, of our executive officers and their ages and positions.

| Name | Position (Date Appointed to Current Position) | Executive Officer Since | Age |
|---|---|---|---|
| Julian C. Day [1] | Chief Executive Officer and Chairman of the Board (July 2006) | 2006 | 58 |
| James F. Gooch [1] | President and Chief Financial Officer (January 2011) | 2006 | 43 |
| Lee D. Applbaum | Executive Vice President – Chief Marketing Officer (September 2008) | 2008 | 40 |
| Bryan E. Bevin [2] | Executive Vice President – Store Operations (January 2008) | 2008 | 47 |
| Scott E. Young | Executive Vice President – Chief Merchandise Officer (April 2010) | 2010 | 49 |
| Mary Ann Doran | Senior Vice President – Human Resources (June 2010) | 2010 | 55 |
| John G. Ripperton | Senior Vice President – Supply Chain (August 2006) | 2006 | 57 |
| Sharon S. Stufflebeme | Senior Vice President – Chief Information Officer (June 2009) | 2009 | 49 |
| Martin O. Moad | Vice President and Controller (August 2007) | 2007 | 54 |

(1) On January 24, 2011, the Company announced that Mr. Day plans to retire as Chairman of the Board of Directors, Chief Executive Officer and a director of the Company effective at the Company's next annual meeting of shareholders, currently scheduled to be held on May 19, 2011. In accordance with its succession and transition plan, the Board of Directors named Mr. Gooch President of the Company effective January 24, 2011. Mr. Gooch will become Chief Executive Officer of the Company effective upon Mr. Day's retirement. Mr. Gooch will also be included in the Company's slate of nominees for election to the Board of Directors at the next annual meeting of shareholders. The Board has also determined, as an enhancement to its governance structure, to separate the chairman and CEO roles. If reelected, Daniel R. Feehan, the Board's current presiding director and a member of the Company's Board since 2003, will become non-executive chairman of the Board upon Mr. Day's retirement. Mr. Feehan is president and chief executive officer of Cash America International, Inc.

(2) Mr. Bevin's last day with the Company will be March 4, 2011.

There are no family relationships among the executive officers listed, and there are no undisclosed arrangements or understandings under which any of them were appointed as executive officers. All executive officers of RadioShack Corporation are appointed by the Board of Directors to serve until their successors are appointed or until their death, resignation, retirement, or removal from office.

Mr. Day was appointed Chief Executive Officer and Chairman of the Board of RadioShack in July 2006. Prior to his appointment, Mr. Day was a private investor. Mr. Day became the President and Chief Operating Officer of Kmart Corporation, a mass merchandising company, in March 2002 and served as Chief Executive Officer of Kmart from January 2003 to October 2004. Following the merger of Kmart and Sears, Roebuck and Co., a broadline retailer, Mr. Day served as a Director of Sears Holding Corporation (the parent company of Sears, Roebuck and Co. and Kmart Corporation) until April 2006. Mr. Day joined Sears as Executive Vice President and Chief Financial Officer in 1999, and was promoted to Chief Operating Officer and a member of the Office of the Chief Executive, where he served until 2002.

Mr. Gooch was appointed Executive Vice President and Chief Financial Officer in August 2006. Previously, Mr. Gooch served as Executive Vice President – Chief Financial Officer of Entertainment Publications, LLC, a discount and promotions company, from May 2005 to August 2006. From 1996 to May 2005, Mr. Gooch served in various positions at Kmart Corporation, a mass merchandising company, including Vice President, Controller and Treasurer, and Vice President, Corporate Financial Planning and Analysis.

Mr. Applbaum was appointed Executive Vice President and Chief Marketing Officer in September 2008. Previously, Mr. Applbaum was Chief Marketing Officer for The Schottenstein Stores Corporation, a private retail holding company, from February 2007 until August 2008, and Senior Vice President and Chief Marketing Officer for David's Bridal Group, a national bridal retailer, from April 2004 until February 2007. Prior to joining David's Bridal

Group, Mr. Applbaum served in various capacities for Footstar, Inc., a footwear retail holding company, from April 2000 until April 2004, including Chief Marketing Officer of Footstar Athletic and Vice President of Marketing for Footaction USA.

Mr. Bevin was appointed Executive Vice President – Store Operations in January 2008. Before joining RadioShack, Mr. Bevin was Senior Vice President, U.S. Operations, for Blockbuster Entertainment, a media entertainment company, from January 2006 until October 2007, and Senior Vice President/General Manager – Games from June 2005 until December 2005. Prior to joining Blockbuster, Mr. Bevin was Vice President of Retail for Cingular, a wireless mobile communications provider, and Managing Director for Interactive Telecom Solutions, a telecommunications management firm. On January 24, 2011, the Company announced Mr. Bevin's departure.

Mr. Young was appointed Executive Vice President – Chief Merchandise Officer in April 2010. Previously, Mr. Young served as Divisional President and Chief Marketing Officer for LodgeNet, a media content delivery provider to guest-based businesses, where he had worked since 2006. Before joining LodgeNet, he spent seven years at Best Buy Co., Inc. where he served as Vice President, Merchandising; Vice President, BBY.com; and Vice President, Digital Entertainment. Earlier in his career, Mr. Young worked in the entertainment and music industry for BMG Entertainment, Inc., Ticketmaster Entertainment, Inc. and EMI Group PLC - also known as Capitol Records.

Ms. Doran was appointed Senior Vice President – Human Resources in June 2010. Previously, Ms. Doran served as Senior Vice President of Human Resources for Zale Corp., a jewelry retailer, where she had worked since 1996. Ms. Doran's earlier experiences in human resources also include The Bombay Company, Inc., a home furnishings retailer, and the Jordan Marsh Stores Corp., a regional department-store chain that ultimately joined the Macy's organization.

Mr. Ripperton was appointed Senior Vice President – Supply Chain Management in August 2006. Mr. Ripperton joined RadioShack in 2000 and has served as Vice President – Distribution, Division Vice President - Distribution, Group General Manager, and Distribution Center Manager. Prior to joining RadioShack, Mr. Ripperton served in the United States Navy for 25 years and retired with the rank of Captain in the Navy's Supply Corps.

Ms. Stufflebeme was appointed Senior Vice President – Chief Information Officer in June 2009. Previously, Ms. Stufflebeme served as Senior Vice President – Chief Information Officer for 7-Eleven, Inc. where she began working in 2004. Before working for 7-Eleven, Inc., she worked for Andersen Consulting, Hitachi Consulting and Michaels Stores, Inc.

Mr. Moad was appointed Vice President and Controller in August 2007. He has worked for RadioShack for more than 25 years, and has served as Vice President and Treasurer, Vice President - Investor Relations, Director - Investor Relations, Vice President – Controller (InterTAN, Inc.), Vice President – Assistant Secretary (InterTAN, Inc.), Assistant Secretary (InterTAN, Inc.), Controller – International Division, and Staff Accountant – International Division. InterTAN, Inc. was an NYSE-listed spin-off of RadioShack's international units.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

### PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange and trades under the symbol "RSH." The following table presents the high and low trading prices for our common stock, as reported in the composite transaction quotations of consolidated trading for issues on the New York Stock Exchange, for each quarter in the two years ended December 31, 2010.

| Quarter Ended | High | Low | Dividends Declared |
|---|---|---|---|
| December 31, 2010 | $ 23.38 | $ 17.93 | $ 0.25 |
| September 30, 2010 | 23.16 | 17.87 | -- |
| June 30, 2010 | 24.00 | 17.70 | -- |
| March 31, 2010 | 23.91 | 18.55 | -- |
| | | | |
| December 31, 2009 | $ 20.57 | $ 14.82 | $ 0.25 |
| September 30, 2009 | 17.45 | 12.66 | -- |
| June 30, 2009 | 15.20 | 8.38 | -- |
| March 31, 2009 | 12.95 | 6.47 | -- |

### HOLDERS OF RECORD

At February 15, 2011, there were 17,530 holders of record of our common stock.

### DIVIDENDS

The Board of Directors annually reviews our dividend policy. On November 4, 2010, our Board of Directors declared an annual dividend of $0.25 per share. The dividend was paid on December 16, 2010, to stockholders of record on November 26, 2010.

## PURCHASES OF EQUITY SECURITIES BY RADIOSHACK

The following table sets forth information concerning purchases made by or on behalf of RadioShack or any affiliated purchaser (as defined in the SEC's rules) of RadioShack common stock for the periods indicated.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) | Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (1) (2) |
|---|---|---|---|---|
| October 1 – 31, 2010 | 2,253(3) | $ 21.37 | -- | $ 200,000,000 |
| November 1 – 30, 2010 | 8,099,464(4) | $ 20.15(4) | 8,099,464(4) | $ 101,407,710 |
| December 1 – 31, 2010 | -- | $ -- | -- | $ 101,407,710 |
| Total | 8,101,717 | | 8,099,464 | |

(1) RadioShack announced a $200 million share repurchase program on July 24, 2008, which has no stated expiration date. On August 20, 2009, we announced a $200 million increase in this share repurchase program. In August 2010, our Board of Directors approved an increase in this share repurchase program from $400 million to $610 million with $500 million available for share repurchases under this program. As of December 31, 2010, $101.4 million of the total authorized amount was available for share repurchases under this program.

(2) During the period covered by this table, no publicly announced program expired or was terminated, and no determination was made by RadioShack to suspend or cancel purchases under our program.

(3) Shares acquired by RadioShack for tax withholdings upon vesting of restricted stock awards, which were not repurchased pursuant to a share repurchase program.

(4) In August 2010, we entered into an accelerated share repurchase program with two investment banks providing for the repurchase of shares of our common stock under our approved share repurchase program. The accelerated share repurchase program consisted of agreements to purchase shares of our common stock from the investment banks for an aggregate purchase price of $300 million. This program concluded in November 2010. Total aggregate shares delivered to us under the accelerated share repurchase program totaled 14.9 million shares at an average purchase price of $20.18 per share, which is reflected in "Average Price Paid per Share" above. After having received an initial delivery of 11.7 million shares in August 2010, we received 3.2 million additional shares under the accelerated share repurchase program, which are presented under "Total Number of Shares Purchased" and "Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs." In addition, after the conclusion of the accelerated share repurchase program, we repurchased an additional $98.6 million worth of shares in the open market at an average price of $20.13 per share, representing 4.9 million shares. For additional information regarding our common stock repurchases, see Note 6 – "Stockholders' Equity" in Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

## RADIOSHACK STOCK COMPARATIVE PERFORMANCE GRAPH

*The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any of our future filings under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference in the filing.*

The graph below compares the cumulative total shareholder return on RadioShack common stock for the last five years with the cumulative total return on the Standard & Poor's 500 Index, of which we are a component, and the Standard & Poor's Specialty Retail Index, of which we are also a component. The S&P Specialty Retail Index is a capitalization-weighted index of domestic equities traded on the NYSE and NASDAQ, and includes high-capitalization stocks representing the specialty retail sector of the S&P 500. The graph assumes an investment of $100 at the close of trading on December 31, 2005, in RadioShack common stock, the S&P 500 Index and the S&P Specialty Retail Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among RadioShack Corporation, the S&P 500 Index
and the S&P Specialty Retail Index
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
RadioShack Corporation
S&P 500
S&P Specialty Retail

| | 12/05 | 12/06 | 12/07 | 12/08 | 12/09 | 12/10 |
|---|---|---|---|---|---|---|
| RadioShack Corporation | $ 100.00 | $ 80.95 | $ 82.46 | $ 59.97 | $ 99.27 | $ 95.36 |
| S&P 500 Index | 100.00 | 115.80 | 122.16 | 76.96 | 97.33 | 111.99 |
| S&P Specialty Retail Index | 100.00 | 106.47 | 90.83 | 68.31 | 95.14 | 114.91 |

* Cumulative Total Return assumes dividend reinvestment.

Information Source: Standard & Poor's, a division of The McGraw-Hill Companies Inc.

## ITEM 6. SELECTED FINANCIAL DATA (UNAUDITED).

## RADIOSHACK CORPORATION AND SUBSIDIARIES

| (Dollars and shares in millions, except per share amounts, ratios, locations and square footage) | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 [4] |
| **Statements of Income Data** | | | | | |
| Net sales and operating revenues | $ 4,472.7 | $ 4,276.0 | $ 4,224.5 | $ 4,251.7 | $ 4,777.5 |
| Operating income | $ 375.4 | $ 369.4 | $ 322.2 | $ 381.9 | $ 156.9 |
| Net income | $ 206.1 | $ 205.0 | $ 189.4 | $ 236.8 | $ 73.4 |
| Net income per share: | | | | | |
| Basic | $ 1.71 | $ 1.63 | $ 1.47 | $ 1.76 | $ 0.54 |
| Diluted | $ 1.68 | $ 1.63 | $ 1.47 | $ 1.74 | $ 0.54 |
| Shares used in computing net income per share: | | | | | |
| Basic | 120.5 | 125.4 | 129.0 | 134.6 | 136.2 |
| Diluted | 122.7 | 126.1 | 129.1 | 135.9 | 136.2 |
| Gross profit as a percent of sales | 45.0% | 45.9% | 45.5% | 47.6% | 44.6% |
| SG&A expense as a percent of sales | 34.8% | 35.3% | 35.7% | 36.2% | 37.9% |
| Operating income as a percent of sales | 8.4% | 8.6% | 7.6% | 9.0% | 3.3% |
| **Balance Sheet Data** | | | | | |
| Inventories | $ 723.7 | $ 670.6 | $ 636.3 | $ 705.4 | $ 752.1 |
| Total assets | $ 2,175.4 | $ 2,429.3 | $ 2,254.0 | $ 1,989.6 | $ 2,070.0 |
| Working capital | $ 870.6 | $ 1,361.2 | $ 1,154.4 | $ 818.8 | $ 615.4 |
| Capital structure: | | | | | |
| Current debt | $ 308.0 | $ -- | $ -- | $ -- | $ 149.4 |
| Long-term debt | $ 331.8 | $ 627.8 | $ 659.5 | $ 348.2 | $ 345.8 |
| Total debt | $ 639.8 | $ 627.8 | $ 659.5 | $ 348.2 | $ 495.2 |
| Cash and cash equivalents less total debt | $ (70.4) | $ 280.4 | $ 155.3 | $ 161.5 | $ (23.2) |
| Stockholders' equity | $ 842.5 | $ 1,048.3 | $ 860.8 | $ 769.7 | $ 653.8 |
| Total capitalization [1] | $ 1,482.3 | $ 1,676.1 | $ 1,520.3 | $ 1,117.9 | $ 1,149.0 |
| Long-term debt as a % of total capitalization [1] | 22.4% | 37.5% | 43.4% | 31.1% | 30.1% |
| Total debt as a % of total capitalization [1] | 43.2% | 37.5% | 43.4% | 31.1% | 43.1% |
| Book value per share at year end | $ 7.97 | $ 8.37 | $ 6.88 | $ 5,87 | $ 4.81 |
| **Financial Ratios** | | | | | |
| Return on average stockholders' equity | 20.3% | 21.5% | 22.9% | 33.2% | 11.8% |
| Return on average assets | 8.9% | 8.9% | 9.3% | 12.3% | 3.4% |
| Annual inventory turnover | 3.5 | 3.6 | 3.5 | 3.3 | 2.9 |
| **Other Data** | | | | | |
| Adjusted EBITDA [2] | $ 459.6 | $ 462.3 | $ 421.3 | $ 494.6 | $ 285.1 |
| Dividends declared per share | $ 0.25 | $ 0.25 | $ 0.25 | $ 0.25 | $ 0.25 |
| Capital expenditures | $ 80.1 | $ 81.0 | $ 85.6 | $ 45.3 | $ 91.0 |
| Number of retail locations at year end: | | | | | |
| U.S. RadioShack company-operated stores | 4,486 | 4,476 | 4,453 | 4,447 | 4,467 |
| Kiosks | 1,267 | 562 | 688 | 739 | 772 |
| Mexico RadioShack company-operated stores | 211 | 204 | 200 | -- | -- |
| Dealer and other outlets | 1,219 | 1,321 | 1,411 | 1,484 | 1,596 |
| Total | 7,183 | 6,563 | 6,752 | 6,670 | 6,835 |
| Average square footage per U.S. RadioShack company-operated store | 2,482 | 2,504 | 2,505 | 2,527 | 2,496 |
| Comparable store sales increase (decrease) [3] | 4.4% | 1.3% | (0.6%) | (8.2%) | (5.6%) |
| Common shares outstanding | 105.7 | 125.2 | 125.1 | 131.1 | 135.8 |

This table should be read in conjunction with our MD&A and the Consolidated Financial Statements and related Notes.

(1) Total capitalization is defined as total debt plus total stockholders' equity.

(2) Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings before interest, taxes, depreciation and amortization. Our calculation of adjusted EBITDA is also adjusted for other income or loss. The comparable financial measure to adjusted EBITDA under GAAP is net income. Adjusted EBITDA is used by management to evaluate the operating performance of our business for comparable periods and is a metric used in the computation of annual cash bonuses and long-term cash incentives. Adjusted EBITDA should not be used by investors or others as the sole basis for formulating investment decisions as it excludes a number of important items. We compensate for this limitation by using GAAP financial measures as well in managing our business. In the view of management, adjusted EBITDA is an important indicator of operating performance because adjusted EBITDA excludes the effects of financing and investing activities by eliminating the effects of interest and depreciation costs.

(3) Comparable store sales include the sales of U.S. and Mexico RadioShack company-operated stores and kiosks with more than 12 full months of recorded sales. Following their closure as Sprint-branded kiosks in August 2009, certain former Sprint-branded kiosk locations became multiple wireless carrier RadioShack-branded locations. At December 31, 2009, we managed and reported 111 of these locations as extensions of existing RadioShack company-operated stores located in the same shopping malls. For purposes of calculating our comparable store sales, we include sales from these locations for periods after they became extensions of existing RadioShack company-operated stores, but we do not include sales from these locations for periods while they were operated as Sprint-branded kiosks.

(4) These amounts were affected by our 2006 restructuring program. For more information, please refer to our Consolidated Financial Statements and related Notes included in our 2006 Annual Report on Form 10-K.

The following table is a reconciliation of adjusted EBITDA to net income.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| (In millions) | 2010 | 2009 | 2008 | 2007 | 2006 [4] |
| **Reconciliation of Adjusted EBITDA to Net Income** | | | | | |
| Adjusted EBITDA | $ 459.6 | $ 462.3 | $ 421.3 | $ 494.6 | $ 285.1 |
| Interest expense, net of interest income | (39.3) | (39.3) | (20.3) | (16.2) | (36.9) |
| Income tax expense | (130.0) | (123.5) | (110.1) | (129.8) | (38.0) |
| Depreciation and amortization | (84.2) | (92.9) | (99.1) | (112.7) | (128.2) |
| Other (loss) income | -- | (1.6) | (2.4) | 0.9 | (8.6) |
| Net income | $ 206.1 | $ 205.0 | $ 189.4 | $ 236.8 | $ 73.4 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A").

This MD&A section discusses our results of operations, liquidity and financial condition, risk management practices, critical accounting policies, and estimates and certain factors that may affect our future results, including economic and industry-wide factors. Our MD&A should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K, as well as the Risk Factors set forth in Item 1A above.

## EXECUTIVE OVERVIEW

RadioShack is a leading national retailer of mobile technology products and services, as well as products related to personal and home technology and power supply needs. RadioShack's mobile technology products and services include wireless services from all major national carriers. Each U.S. RadioShack company-operated store and wireless kiosk offers services from at least three major national carriers.

We have two reportable segments, U.S. RadioShack company-operated stores and kiosks. The U.S. RadioShack company-operated stores segment consists solely of our 4,486 U.S. company-operated retail stores, all operating under the RadioShack brand name in the United States, Puerto Rico, and the U.S. Virgin Islands. Our U.S. RadioShack company-operated stores offer a broad selection of relevant technology products, including innovative mobile devices, accessories, and services, as well as items for personal and home technology and power supply needs. The kiosks segment consists of our network of 1,267 kiosks located throughout the United States. These kiosks, which are not RadioShack-branded, are primarily located in Target and Sam's Club store locations. Our kiosk locations offer a wide selection of mobile phones, accessories and related services. Our other operations include business activities that are not separately reportable, which include sales to our independent dealers, sales to other third parties through our service centers, sales generated by our www.radioshack.com website and our Mexican subsidiary, sales to commercial customers, and sales to other third parties through our global sourcing and manufacturing operations.

Our more than 7,100 locations in the U.S. and Mexico give us a unique competitive advantage in scale, reach and convenience. We strive to differentiate ourselves through an appealing store format, a comfortable store size, a carefully tailored product assortment, and knowledgeable sales experts.

We believe RadioShack occupies unique advantages in the consumer electronics marketplace, providing an alternative to big box retailers:

- We offer a broad selection of relevant technology products, including innovative mobile devices, accessories, and services, as well as items for personal and home technology and power supply needs. Our lineup features leading national brands and wireless carriers, as well as exclusive private brands.
- We continue to capitalize on the growth of wireless communications and consumer demand for customer-friendly wireless service plans and devices; our mobility assortment has been and will continue to be priced aggressively and is fully competitive with that of any alternative retailer or carrier.
- We believe we have sufficient financial strength.
- We believe we are efficient operators and are a high-margin operation with a proven culture of cost control.
- We have highly trained sales experts who offer friendly and personal service within an inviting, easy-to-shop store environment.

As with most other specialty retailers, our net sales and operating revenues, operating income and operating cash flows are greater during the fourth quarter, which includes the majority of the holiday shopping season in the United States and Mexico.

### External Factors Affecting Our Business

Since the fourth quarter of 2008 we have seen a highly challenging economy and muted consumer spending. However, the consumer electronics industry, particularly the mobile phone industry, has experienced attractive growth rates over the past several years, driven by product innovations and new services. The growth in mobile phones has been driven by growth in both the number of wireless subscribers and an increase in smartphones, which represent the latest in mobile phone technology.

A smartphone is a mobile phone that offers more advanced computing ability and connectivity than a basic feature wireless phone. Smartphones typically combine mobile phone capabilities with capabilities previously found on separate devices. Some examples include GPS (global positioning system) navigation, memory players and camera capabilities. We believe this convergence of capabilities into smartphones has contributed to a decline in several other product categories. This convergence trend is likely to continue as smartphones evolve and as more consumers adopt smartphone technology.

According to the Consumer Electronics Association ("CEA"), sales of consumer electronics are expected to remain strong, growing by more than 3% in 2011 to $186.4 billion due to the continued adoption of more portable digital products. In 2011, the CEA estimates that smartphone revenues will increase nearly 20% to more than $21 billion.

The innovation in certain mature consumer electronic product categories, such as DVD players, camcorders and audio products, has not been sufficient to maintain average selling prices. These mature products have become commoditized and have experienced price declines and reduced margins.

**Business Strategy and Performance**

Our business strategy is focused around three specific goals:

- Strengthen our financial position and flexibility
- Improve the quality of our operations, especially customer service
- Strengthen our product offering and revitalize and contemporize our brand

By taking a disciplined approach to cost control and focusing on profitable sales and the strength of our balance sheet, we have been able to make substantial progress toward all three goals.

Over the past four years, we improved our margins, returned excess cash to shareholders through share repurchases, and controlled our costs. At the same time, we continued to make operational improvements that reinforced our strategic themes of mobility, innovation, and service. In the third quarter of 2009, we added T-Mobile as a third national wireless carrier to our RadioShack-branded stores, positioning us to meet our customers' desire for multi-carrier options and to develop more aggressively our position in the wireless market. In addition, we launched our new brand platform – The Shack® – that began to capture the attention of consumers and the marketplace.

We have continued to invest in strategic initiatives to drive our long-term success, including:

- Growing our wireless business by taking advantage of our multiple wireless carrier retail position, the strong product growth cycle, and the growth in penetration of smartphones
- Strengthening the offering in our non-wireless product platforms by improving our merchandising talent, transitioning to a more productive product assortment, adding more national brands, and increasing exposure of these categories in targeted advertising and marketing
- Maximizing our dealer and franchise operations by increasing our wireless offerings through these channels and developing a consistent brand experience
- Partnering with other retailers – such as Target – to provide wireless service offerings in their stores
- Improving our use of real estate and taking advantage of the current commercial real estate market by reevaluating our leases for improved terms or reduced costs
- Developing our international growth opportunities through our company-owned stores in Mexico

As previously disclosed, in February 2009 we signed a contract extension with Sam's Club through March 31, 2011, with a transition period ending June 30, 2011, to continue operating wireless kiosks in certain Sam's Club stores. As of December 31, 2010, we operated 417 of these kiosks. Accordingly, this transition will begin on April 1, 2011, and conclude on June 30, 2011, with the assignment to Sam's Club of all kiosks operated by the Company in Sam's Club stores.

In the third quarter of 2010 the Company signed a multi-year agreement with Target Corporation to operate wireless kiosks in certain Target stores. In August 2010, we began to roll out Target Mobile kiosks, with the objective of operating kiosks in the majority of Target stores nationwide by mid-2011. As of December 31, 2010, the Company operated 850 Target Mobile kiosks, and it expects to operate kiosks in approximately 1,450 Target stores by June 30, 2011.

Thus, the Sam's Club transition coincides with the expansion of our kiosk program with Target. We expect a decline in kiosks segment operating income -- reflecting the impact of ramping up the new Target Mobile kiosks and eliminating the Sam's Club kiosks -- of approximately $10 million to $15 million in full-year 2011 compared to full-year 2010, with growth in kiosks segment operating income expected to resume in 2012 following completion of the Target Mobile kiosk rollout.

## RESULTS OF OPERATIONS

### 2010 Summary

Net sales and operating revenues increased $196.7 million, or 4.6%, to $4,472.7 million when compared with last year. Comparable store sales increased 4.4%. This increase was driven by increased sales in our Sprint and AT&T postpaid wireless business, increased sales of prepaid wireless handsets and airtime, and increased sales of wireless accessories. These increases were partially offset by sales declines in digital-to-analog converter boxes, GPS products, netbooks, digital televisions and digital cameras. The inclusion of T-Mobile as a postpaid wireless carrier increased sales for the first nine months of 2010; however, T-Mobile sales decreased in the fourth quarter, when compared to the same period last year.

Gross margin decreased by 90 basis points from last year to 45.0%. Gross margin declined primarily due to a higher sales mix of lower margin wireless handsets and incremental promotional and clearance markdowns associated with seasonal sell-through and product transitions in non-wireless platforms.

Selling, general and administrative ("SG&A") expense increased $46.8 million when compared with last year. This increase was driven by incentive compensation paid on increased wireless sales, additional employees to support our Target kiosk locations, and incremental advertising expense related to brand building in the second quarter of 2010. As a percentage of net sales and operating revenues, SG&A decreased by 50 basis points to 34.8%.

As a result of the factors above, operating income increased $6.0 million, or 1.6%, to $375.4 million when compared with last year.

Net income increased $1.1 million to $206.1 million when compared with last year. Net income per diluted share was $1.68 compared with $1.63 last year.

Adjusted EBITDA decreased $2.7 million, or 0.6%, to $459.6 million when compared with last year.

## 2010 COMPARED WITH 2009

### Wireless Service Provider Settlement Agreement

The business terms of our relationships with our wireless service providers are governed by our wireless reseller agreements. These contracts are complex and include provisions determining our upfront commission revenue, net of chargebacks for wireless service deactivations; our acquisition and return of wireless handsets; and, in some cases, future residual revenue, performance targets and marketing development funds. Disputes occasionally arise between the parties regarding the interpretation of these contract provisions.

Certain disputes arose with one of the Company's wireless service providers pertaining to upfront commission revenue for activations prior to July 1, 2010, and related chargebacks for wireless service deactivations. Negotiations regarding resolution of these disputes culminated in the signing of a settlement agreement in July 2010. In connection with the decision to settle these disputes, the Company considered the following: the timing of cash outflows and inflows in connection with the disputed upfront commission revenue and related chargebacks, and the estimated future residual revenue; the benefits of settling the disputes and agreeing to enter into good faith negotiations with the wireless service provider in the third quarter of 2010 to modify the commission and chargeback provisions of our wireless reseller agreement; and the risks associated with the ultimate realization of the estimated future residual revenue.

Key elements of the settlement agreement include the following:

- All disputes relating to upfront commission revenue for activations prior to July 1, 2010, and related chargebacks were settled.
- The wireless service provider agreed to pay $141 million to the Company on or before July 30, 2010.
- The Company and the wireless service provider agreed to enter into good faith negotiations in the third quarter of 2010 to modify the commission and chargeback provisions of our wireless reseller agreement.
- Beginning on July 1, 2010, the wireless service provider was no longer obligated to pay future residual revenue amounts to the Company for a period of time for customers activated on or before June 30, 2010. For the first six months of 2010, these residual revenue amounts averaged approximately $9 million per quarter. Based on this average, we would receive no residual revenue payments from this wireless service provider for eight quarters beginning with the third quarter of 2010 under the terms of the settlement agreement.

The effects of the settlement agreement have been reflected in net sales and operating revenues in the consolidated financial statements for 2010.

In the third quarter, we reached an agreement with this wireless service provider to modify the commission and chargeback provisions of our wireless reseller agreement. Based on the terms of the settlement agreement, the terms of the amended wireless reseller agreement, and the performance of our business with this wireless service provider, we do not believe that these events will have a material effect on our results of operations for future periods.

## Net Sales and Operating Revenues

Consolidated net sales increased 4.6% or $196.7 million to $4,472.7 million for the year ended December 31, 2010, compared with $4,276.0 million in 2009. This increase was primarily due to a comparable store sales increase of 4.4% in 2010. The increase in comparable store sales was driven primarily by increased sales in our wireless platform, but was partially offset by decreased sales in our accessory, modern home and personal electronics platforms.

Consolidated net sales and operating revenues for our two reportable segments and other sales are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2010 | 2009 | 2008 |
| U.S. RadioShack company-operated stores | $3,808.2 | $3,650.9 | $3,611.1 |
| Kiosks | 271.6 | 250.0 | 283.5 |
| Other [1] | 392.9 | 375.1 | 329.9 |
| Consolidated net sales and operating revenues | $4,472.7 | $4,276.0 | $4,224.5 |
| | | | |
| Consolidated net sales and operating revenues increase (decrease) | 4.6% | 1.2% | (0.6%) |
| Comparable store sales increase (decrease) [2] | 4.4% | 1.3% | (0.6%) |

(1) Net sales and operating revenues for 2010 and 2009 include the consolidation of our Mexican subsidiary.

(2) Comparable store sales include the sales of U.S. and Mexico RadioShack company-operated stores as well as kiosks with more than 12 full months of recorded sales. Following their closure as Sprint-branded kiosks in August 2009, certain former Sprint-branded kiosk locations became multiple wireless carrier RadioShack-branded locations. At December 31, 2009, we managed and reported 111 of these locations as extensions of existing RadioShack company-operated stores located in the same shopping malls. For purposes of calculating our comparable store sales, we include sales from these locations for periods after they became extensions of existing RadioShack company-operated stores, but we do not include sales from these locations for periods while they were operated as Sprint-branded kiosks.

The following table provides a summary of our consolidated net sales and operating revenues by platform and as a percent of net sales and operating revenues. These consolidated platform sales include sales from our U.S. RadioShack company-operated stores and kiosks, as well as other sales.

| | Consolidated Net Sales and Operating Revenues Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| (In millions) | 2010 | | 2009 | | 2008 | |
| Wireless | $ 2,128.2 | 47.6% | $ 1,634.3 | 38.2% | $ 1,388.5 | 32.9% |
| Accessory [1] | 858.2 | 19.2 | 1,036.3 | 24.2 | 1,140.0 | 27.0 |
| Modern home | 516.6 | 11.5 | 585.3 | 13.7 | 556.8 | 13.2 |
| Personal electronics | 412.5 | 9.2 | 463.6 | 10.9 | 565.4 | 13.4 |
| Power | 222.0 | 5.0 | 225.3 | 5.3 | 243.1 | 5.7 |
| Technical | 179.5 | 4.0 | 181.3 | 4.2 | 184.5 | 4.4 |
| Service | 130.3 | 2.9 | 114.5 | 2.7 | 93.8 | 2.2 |
| Other sales [2] | 25.4 | 0.6 | 35.4 | 0.8 | 52.4 | 1.2 |
| Consolidated net sales and operating revenues | $ 4,472.7 | 100.0% | $ 4,276.0 | 100.0% | $ 4,224.5 | 100.0% |

(1) The sales decrease from 2009 to 2010 in the accessory platform includes a decrease in sales of digital converter boxes. Consolidated sales of converter boxes were $33.7 million and $170.1 million in 2010 and 2009, respectively.

(2) Other sales include outside sales from repair services and outside sales of our global sourcing operations and domestic and overseas manufacturing facilities.

*U.S. RadioShack Company-Operated Stores Segment*

The following table provides a summary of our net sales and operating revenues by platform and as a percent of net sales and operating revenues for the U.S. RadioShack company-operated stores segment.

| | Net Sales and Operating Revenues Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| (In millions) | 2010 | | 2009 | | 2008 | |
| Wireless | $ 1,784.0 | 46.8% | $ 1,342.1 | 36.8% | $ 1,070.7 | 29.7% |
| Accessory | 773.6 | 20.3 | 946.0 | 25.9 | 1,054.0 | 29.2 |
| Modern home | 421.3 | 11.1 | 489.8 | 13.4 | 483.7 | 13.4 |
| Personal electronics | 337.0 | 8.9 | 391.1 | 10.7 | 503.9 | 14.0 |
| Power | 198.9 | 5.2 | 204.7 | 5.6 | 227.3 | 6.3 |
| Technical | 164.6 | 4.3 | 167.3 | 4.6 | 170.9 | 4.7 |
| Service | 117.6 | 3.1 | 107.6 | 2.9 | 91.4 | 2.5 |
| Other | 11.2 | 0.3 | 2.3 | 0.1 | 9.2 | 0.2 |
| Net sales and operating revenues | $ 3,808.2 | 100.0% | $ 3,650.9 | 100.0% | $ 3,611.1 | 100.0% |

Sales in our wireless platform (includes postpaid and prepaid wireless handsets, commissions, residual income and communication devices such as scanners and GPS products) increased 32.9% in 2010. This sales increase was driven by increased sales in our Sprint and AT&T postpaid wireless business and increased sales of prepaid wireless handsets. These increases were partially offset by decreased sales of GPS products. The inclusion of T-Mobile as a postpaid wireless carrier increased sales for the first nine months of 2010; however, T-Mobile sales decreased in the fourth quarter, when compared to the same period last year.

Sales in our accessory platform (includes home entertainment, wireless, music, computer and video game accessories; media storage; power adapters; digital imaging products and headphones) decreased 18.2% in 2010. This sales decrease was primarily driven by decreased sales of digital converter boxes and television antennas, but was partially offset by increased sales of wireless accessories. Consolidated sales of converter boxes were $33.7 million and $170.1 million in 2010 and 2009, respectively. Converter box sales have decreased since the transition to digital television occurred in June 2009. We expect sales of converter boxes to be minimal in 2011.

Sales in our modern home platform (includes home audio and video end-products, personal computing products, and residential telephones) decreased 14.0% in 2010. This decrease was driven primarily by decreased sales of digital televisions and netbooks, but was partially offset by increased sales of laptops.

Sales in our personal electronics platform (includes digital cameras, digital music players, toys, satellite radios, video gaming hardware, camcorders, and general radios) decreased 13.8% in 2010. This decrease was driven by sales declines in substantially all categories in this platform.

Sales in our power platform (includes general and special purpose batteries and battery chargers) decreased 2.8% in 2010. This decrease was primarily driven by decreased sales of both general and special purpose batteries, but was partially offset by increased sales of battery chargers.

Sales in our technical platform (includes wire and cable, connectivity products, components and tools, and hobby products) decreased 1.6% in 2010. This decrease was driven by decreased sales of connectivity products.

Sales in our service platform (includes prepaid wireless airtime, extended service plans, and bill payment revenue) increased 9.3% in 2010. This increase was driven primarily by increased sales of prepaid wireless airtime.

*Kiosks Segment*

Kiosk sales consist primarily of handset sales, postpaid and prepaid commission revenue and related wireless accessory sales. Kiosk sales increased 8.6% or $21.6 million in 2010. This increase was driven primarily by new sales in our Target kiosks and increased sales in our Sam's Club kiosks, but was partially offset by the closure of our Sprint-branded kiosk business. We closed our Sprint-branded kiosks in the third quarter of 2009.

As previously disclosed, in February 2009 we signed a contract extension with Sam's Club through March 31, 2011, with a transition period ending June 30, 2011, to continue operating wireless kiosks in certain Sam's Club stores. As of December 31, 2010, we operated 417 of these kiosks. Accordingly, this transition will begin on April 1, 2011, and conclude on June 30, 2011, with the assignment to Sam's Club of all kiosks operated by the Company in Sam's Club stores.

*Other Sales*

Other sales include sales to our independent dealers, outside sales through our service centers, sales generated by our *www.radioshack.com* website and our Mexican subsidiary, sales to commercial customers, and outside sales of our global sourcing operations and manufacturing. Other sales increased $17.8 million or 4.7% in 2010. This sales increase was driven primarily by increased sales at our Mexican subsidiary and increased sales to our independent dealers, but was partially offset by decreased sales from *www.radioshack.com* and our global sourcing and manufacturing operations. Our Mexican subsidiary accounted for less than 5% of consolidated net sales and operating revenues in 2010.

**Gross Profit**

Consolidated gross profit and gross margin are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2010 | 2009 | 2008 |
| Gross profit | $2,010.6 | $1,962.5 | $1,922.7 |
| Gross profit increase (decrease) | 2.5% | 2.1% | (5.1%) |
| Gross margin | 45.0% | 45.9% | 45.5% |

Consolidated gross profit and gross margin for 2010 were $2,010.6 million and 45.0%, respectively, compared with $1,962.5 million and 45.9%, respectively, in 2009, resulting in a 2.5% increase in gross profit dollars and a 90 basis point decrease in our gross margin.

The increase in gross profit dollars was primarily due to increased sales, but was partially offset by decreased gross margin. Gross margin declined primarily due to a higher sales mix of lower margin wireless handsets and incremental promotional and clearance markdowns associated with seasonal sell-through and product transitions in non-wireless platforms.

**Selling, General and Administrative Expense**

Our consolidated SG&A expense increased 3.1% or $46.8 million in 2010. This represents a 50 basis point decrease as a percentage of net sales and operating revenues compared to 2009.

The table below summarizes the breakdown of various components of our consolidated SG&A expense and its related percentage of total net sales and operating revenues.

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| (In millions) | Dollars | % of Sales & Revenues | Dollars | % of Sales & Revenues | Dollars | % of Sales & Revenues |
| Compensation | $ 700.6 | 15.7% | $ 655.7 | 15.3% | $ 617.5 | 14.6% |
| Rent and occupancy | 288.3 | 6.4 | 289.7 | 6.8 | 292.6 | 6.9 |
| Advertising | 206.1 | 4.6 | 193.0 | 4.5 | 214.5 | 5.1 |
| Other taxes (excludes income taxes) | 101.8 | 2.3 | 102.0 | 2.4 | 87.9 | 2.1 |
| Utilities | 54.7 | 1.2 | 55.3 | 1.3 | 58.7 | 1.4 |
| Insurance | 48.8 | 1.1 | 47.5 | 1.1 | 55.0 | 1.3 |
| Credit card fees | 35.6 | 0.8 | 37.7 | 0.9 | 37.7 | 0.9 |
| Professional fees | 21.4 | 0.5 | 23.9 | 0.6 | 23.7 | 0.6 |
| Repairs and maintenance | 20.2 | 0.5 | 22.3 | 0.5 | 19.5 | 0.5 |
| Licenses | 13.2 | 0.3 | 11.5 | 0.3 | 12.4 | 0.3 |
| Printing, postage and office supplies | 7.5 | 0.2 | 8.1 | 0.2 | 8.1 | 0.2 |
| Matching contributions to savings plans | 5.6 | 0.1 | 6.0 | 0.1 | 6.5 | 0.2 |
| Recruiting, training & employee relations | 5.7 | 0.1 | 6.0 | 0.1 | 7.5 | 0.2 |
| Travel | 5.4 | 0.1 | 4.6 | 0.1 | 5.4 | 0.1 |
| Warranty and product repair | 2.2 | -- | 2.7 | 0.1 | 4.2 | 0.1 |
| Other | 37.6 | 0.9 | 41.9 | 1.0 | 58.6 | 1.2 |
| | $ 1,554.7 | 34.8% | $ 1,507.9 | 35.3% | $ 1,509.8 | 35.7% |

Compensation expense increased in dollars and as a percentage of net sales and operating revenues. This increase was driven by incentive compensation paid on increased wireless sales and the hiring of additional employees to support our Target kiosk locations.

Advertising expense was higher in 2010 primarily due to incremental advertising related to brand building in the second quarter of 2010.

**Depreciation and Amortization**
The table below provides a summary of our total depreciation and amortization by segment.

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2010 | 2009 | 2008 |
| U.S. RadioShack company-operated stores | $ 45.4 | $45.8 | $52.9 |
| Kiosks | 2.3 | 3.2 | 5.8 |
| Other | 3.7 | 5.8 | 1.8 |
| Unallocated | 32.8 | 38.1 | 38.6 |
| Total depreciation and amortization | $ 84.2 | $92.9 | $99.1 |

The table below provides an analysis of total depreciation and amortization.

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2010 | 2009 | 2008 |
| Depreciation and amortization expense | $ 76.5 | $ 83.7 | $ 87.9 |
| Depreciation and amortization included in cost of products sold | 7.7 | 9.2 | 11.2 |
| Total depreciation and amortization | $ 84.2 | $ 92.9 | $ 99.1 |

Total depreciation and amortization for 2010 declined $8.7 million or 9.4%. Our depreciation expense has been trending lower over the past five years due to our lower level of capital expenditures during this time compared with a higher level of capital expenditures in 2005 and prior years.

**Impairment of Long-Lived Assets**
Impairment of long-lived assets was $4.0 million and $1.5 million in 2010 and 2009, respectively. In 2010, this amount was related primarily to underperforming U.S. RadioShack company-operated stores and certain test store formats. In 2009, these amounts were related primarily to underperforming U.S. RadioShack company-operated stores and kiosk locations.

**Net Interest Expense**
Consolidated net interest expense, which is interest expense net of interest income, was $ 39.3 million in both 2010 and 2009.

In 2010, interest expense primarily consisted of interest paid at the stated coupon rate on our outstanding notes, the non-cash amortization of the discount on our convertible notes, cash received on our interest rate swaps, and the non-cash change in fair value of our interest rate swaps. Interest expense decreased $2.2 million in 2010. This decrease was primarily driven by the reduced principal balance of our long-term notes due in May 2011 resulting from the September 2009 repurchase of $43.2 million of the principal amount of our notes and increased payments received on our interest rate swap contracts during 2010. Non-cash interest expense was $15.2 million in 2010 compared with $13.7 million in 2009.

Interest income decreased $2.2 million in 2010. This decrease was primarily due to lower average cash balances in the second half of 2010.

**Income Tax Expense**
Our effective tax rate for 2010 was 38.7%, compared with 37.6% for 2009. The 2010 effective tax rate was affected by the net reversal of approximately $1.2 million in previously unrecognized tax benefits, deferred tax assets and accrued interest due to the effective settlement of state income tax matters during the period. These discrete items lowered the effective tax rate by 0.4 percentage points.

The 2009 effective tax rate was affected by the net reversal of approximately $6.1 million in previously unrecognized tax benefits, deferred tax assets and accrued interest due to the effective settlement of state income tax matters during the period. These discrete items lowered the effective tax rate by 1.9 percentage points.

## 2009 COMPARED WITH 2008

**Net Sales and Operating Revenues**
Consolidated net sales increased 1.2% or $51.5 million to $4,276.0 million for the year ended December 31, 2009, compared with $4,224.5 million in 2008. This increase was primarily due to a comparable store sales increase of 1.3% in 2009. The increase in comparable store sales was driven primarily by increased sales in our wireless and modern home platforms, but was partially offset by decreased sales in our accessory and personal electronics platforms.

*U.S. RadioShack Company-Operated Stores Segment*

Sales in our wireless platform increased 25.3% in 2009. This sales increase was driven by increased sales in our Sprint postpaid wireless business, the addition of T-Mobile as a postpaid wireless carrier, and increased sales of prepaid wireless handsets. These increases were partially offset by decreased sales of GPS products.

Sales in our accessory platform decreased 10.2% in 2009. This sales decrease was primarily driven by decreased sales in digital-to-analog converter boxes, wireless accessories, imaging accessories, and media storage, but was partially offset by increased sales of television antennas. Consolidated sales of converter boxes were $170.1 million and $204.8 million in 2009 and 2008, respectively. The decrease in converter box sales occurred in the second half of the year after the transition to digital television occurred in June 2009.

Sales in our modern home platform increased 1.3% in 2009. In this platform we recorded sales gains in netbooks, digital televisions, and VoIP products, which were substantially offset by sales declines in laptops, residential telephones, and DVD players.

Sales in our personal electronics platform decreased 22.4% in 2009. This decrease was driven primarily by sales declines in digital cameras, digital music players, video game consoles, satellite radios, and toys.

Sales in our power platform decreased 9.9% in 2009. This decrease was primarily driven by decreased sales of both general and special purpose batteries. Our sales performance in this platform was negatively affected by the disruption during the transition process of the assortment to our Enercell brand.

Sales in our technical platform decreased 2.1% in 2009. We recorded an increase in sales of wire and cable products, which was more than offset by decreased sales across most of the other product categories in this platform.

Sales in our service platform increased 17.7% in 2009. This increase was driven primarily by increased sales of prepaid wireless airtime and extended service plans.

*Kiosks Segment*

Kiosk sales decreased 11.8% or $33.5 million in 2009. We realized a sales increase in our Sam's Club business, which was offset by a reduced number of kiosk locations. This decrease in locations was partially due to the closure of underperforming Sprint-branded kiosk locations in the first half of 2009 and the closure of the remainder of our Sprint-branded kiosks in the third quarter. For more information regarding the reduction in kiosk outlets, see the Retail Locations table in Item 2 – "Properties" in this Annual Report on Form 10-K.

***Other Sales***

Other sales increased $45.2 million or 13.7% in 2009. This sales increase was primarily attributable to the consolidation of our Mexican subsidiary for all of 2009, but was partially offset by decreased sales to our independent dealers. Our Mexican subsidiary accounted for less than 5% of consolidated net sales and operating revenues in 2009.

**Gross Profit**

Consolidated gross profit and gross margin for 2009 were $1,962.5 million and 45.9%, respectively, compared with $1,922.7 million and 45.5% in 2008, resulting in a 2.1% increase in gross profit dollars and a 40 basis point increase in our gross margin.

The improvement in gross margin was partially driven by improved product mix, combined with fewer markdowns as a result of more effective promotional productivity, inventory management and higher sell-through of seasonal products.

**Selling, General and Administrative Expense**

Our consolidated SG&A expense decreased 0.1% or $1.9 million in 2009. This represents a 40 basis point decrease as a percentage of net sales and operating revenues compared to 2008.

Compensation expense increased in dollars and as a percentage of net sales and operating revenues. This increase was driven by more incentive compensation and the consolidation of our Mexican subsidiary for all of 2009.

Total rent and occupancy expense decreased from 2008. This decrease was primarily driven by reduced rent related to our amended headquarters lease and the closing of our Sprint-branded kiosks. These decreases were partially offset by the consolidation of our Mexican subsidiary for all of 2009.

Advertising expense decreased in 2009 primarily due to reduced spending in the second quarter of the year. While our advertising expense in the second half of the year was consistent with the same period last year, we shifted a significant portion of our advertising expenditures from product specific promotional activities to building awareness of our new brand creative platform, The Shack®.

The increase in other taxes was partially driven by increased payroll taxes associated with increased compensation expense. Additionally, we recorded an $8.2 million sales and use tax benefit from the settlement of a sales tax issue in 2008.

Our insurance expense has decreased in recent years due to lower workers' compensation costs. This has been the result of better claims experience during this time.

The decrease in other SG&A expense was primarily due to a $12.1 million non-cash charge recorded in connection with our amended headquarters lease in 2008.

**Depreciation and Amortization**

Total depreciation and amortization for 2009 declined $6.2 million or 6.3%. This decrease was primarily due to reduced capital expenditures in recent years when compared with prior years.

### Impairment of Long-Lived Assets

Impairment of long-lived assets was $1.5 million and $2.8 million for 2009 and 2008, respectively. These amounts were related primarily to underperforming U.S. RadioShack company-operated stores and kiosk locations.

### Net Interest Expense

Consolidated net interest expense, which is interest expense net of interest income, was $39.3 million for 2009 compared with $20.3 million for 2008.

Interest expense primarily consists of interest paid on the stated coupon rate for our outstanding bonds, the non-cash amortization of discounts and premiums on our outstanding bonds, cash paid or received on our interest rate swaps, and the non-cash change in fair value of our interest rate swaps in 2009. Interest expense increased $9.2 million in 2009. This increase was primarily driven by increased interest expense related to our 2013 convertible notes. These notes were outstanding for twelve months in 2009 and four months in 2008. This increase was partially offset by increased payments received on our interest rate swap contracts in 2009 and the repurchase of $43.2 million of our notes due in May 2011. Non-cash interest expense was $13.7 million in 2009 compared with $5.0 million in 2008.

Interest income decreased $9.8 million in 2009. This decrease was due to a lower interest rate environment in 2009, but was partially offset by larger average cash balances in 2009.

### Other Loss

During 2009 we recorded other loss of $1.6 million compared with other loss of $2.4 million in 2008. The 2009 loss was recognized in conjunction with the repurchase of a portion of our 2011 Notes. The 2008 loss represented losses related to our derivative exposure to Sirius XM Radio, Inc. warrants as a result of our fair value measurements of these warrants. At December 31, 2008, the fair value of these warrants was zero, and these warrants expired in the first quarter of 2009.

### Income Tax Expense

Our effective tax rate for 2009 was 37.6% compared with 36.8% for 2008. The 2009 effective tax rate was affected by the net reversal of approximately $6.1 million in previously unrecognized tax benefits, deferred tax assets and accrued interest due to the effective settlement of state income tax matters during the period. These discrete items lowered the effective tax rate by 1.9 percentage points.

The 2008 effective tax rate was affected by the execution of a closing agreement with respect to a Puerto Rico income tax matter during the year, which resulted in a credit to income tax expense; this discrete item lowered the effective tax rate for 2008 by 1.0 percentage point. In addition, the 2008 effective tax rate was affected by the net reversal of approximately $4.1 million in unrecognized tax benefits, deferred tax assets and accrued interest related to the settlement of various state income tax matters and the expiration of the statute of limitations with respect to our 2002 taxable year; this net reversal lowered the effective tax rate for 2008 by 1.4 percentage points.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 – "Summary of Significant Accounting Policies" under the section titled "New Accounting Standards" in the Notes to Consolidated Financial Statements.

## LIQUIDITY AND CAPITAL RESOURCES

### Cash Flow Overview

**Operating Activities:** Cash provided by operating activities in 2010 was $155.0 million, compared with $245.8 million in 2009. Cash flows from operating activities are comprised of net income plus non-cash adjustments to net income and working capital components. Cash provided by net income plus non-cash adjustments to net income was $343.9 million and $333.7 million in 2010 and 2009, respectively. Cash used in working capital components was $188.9 million and $87.9 million in 2010 and 2009, respectively. Our cash used in working capital components in 2010 was driven by higher accounts receivable and inventory balances to support our increased wireless business and our Target kiosk expansion. Cash used in working capital components in 2010 was also driven by lower accrued expenses and current liabilities related to insurance, legal reserves and compensation.

**Investing Activities:** Cash used in investing activities was $80.0 million and $80.8 million in 2010 and 2009, respectively. Capital expenditures of $80.1 million in 2010 were consistent with last year. Capital expenditures primarily related to information system projects, Target Mobile kiosks, and our U.S. RadioShack company-operated stores.

**Financing Activities:** Net cash used in financing activities was $413.8 million in 2010 compared with $71.6 million in 2009. This increase was primarily driven by the repurchase of $398.8 million of our common stock in 2010 under our share repurchase program, compared with no repurchases in 2009.

**Free Cash Flow:** Our free cash flow, defined as cash flows from operating activities less dividends paid and additions to property, plant and equipment, was $48.4 million in 2010, $133.5 million in 2009, and $157.7 million in 2008. The decrease in free cash flow for 2010 was attributable to decreased cash flow from operating activities as described above.

We believe free cash flow is a relevant indicator of our ability to repay maturing debt, change dividend payments or fund other uses of capital that management believes will enhance shareholder value. The comparable financial measure to free cash flow under generally accepted accounting principles is cash flows from operating activities, which was $155.0 million in 2010, $245.8 million in 2009, and $274.6 million in 2008. We do not intend for the presentation of free cash flow, a non-GAAP financial measure, to be considered in isolation or as a substitute for measures prepared in accordance with GAAP, nor do we intend to imply that free cash flow represents cash flow available for discretionary expenditures.

The following table is a reconciliation of cash flows from operating activities to free cash flow.

| (In millions) | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Net cash provided by operating activities | $ 155.0 | $ 245.8 | $ 274.6 |
| Less: | | | |
| Additions to property, plant and equipment | 80.1 | 81.0 | 85.6 |
| Dividends paid | 26.5 | 31.3 | 31.3 |
| Free cash flow | $ 48.4 | $ 133.5 | $ 157.7 |

## SOURCES OF LIQUIDITY

As of December 31, 2010, we had $569.4 million in cash and cash equivalents. We believe that our cash flows from operations and available cash and cash equivalents will adequately fund our operations, our capital expenditures, and our maturing debt obligations. Additionally, we had a credit facility of $325 million.

On January 4, 2011, we terminated this credit facility and entered into a new five-year, $450 million revolving credit agreement ("2016 Credit Facility") with a group of lenders with Bank of America, N.A., as administrative agent.

As a condition of the 2016 Credit Facility, we were required to eliminate the restrictive covenants associated with our long-term notes due May 15, 2011 (as further defined below, the "2011 Notes"). On January 4, 2011, we transferred $318.1 million to the trustee for the 2011 Notes that will be used to pay principal and interest amounts due upon redemption of these notes. In connection with the deposit of these funds, the trustee acknowledged the satisfaction and discharge of the indenture as to the 2011 Notes, which had the effect of eliminating the restrictive covenants referred to above. This redemption is currently scheduled to take place on March 4, 2011. Any amounts remaining with the trustee after the redemption of the 2011 Notes will be returned to us.

The table below lists our credit commitments from various financial institutions at December 31, 2010.

| (In millions) | | Commitment Expiration per Period | | | |
|---|---|---|---|---|---|
| Credit Commitments | Total Amounts Committed | Less Than 1 Year | 1-3 Years | 3-5 Years | Over 5 Years |
| Lines of credit [1] | $325.0 | $325.0 | $ -- | $ -- | $ -- |
| Standby letters of credit | -- | -- | -- | -- | -- |
| Total commercial commitments | $325.0 | $325.0 | $ -- | $ -- | $ -- |

(1) On January 4, 2011, we replaced this credit facility with a new five-year, $450 million credit facility. See the "Available Financing" section below for more information.

**Available Financing:** As of December 31, 2010, we had $292.3 million in borrowing capacity available under our existing credit facility. We did not borrow under this facility during 2010, but we did arrange for the issuance of standby letters of credit totaling $32.7 million under the facility. This credit facility had customary terms and covenants, and we were in compliance with these covenants at December 31, 2010. The facility was scheduled to expire in May of 2011.

The 2016 Credit Facility expires on January 4, 2016. The new facility may be used for general corporate purposes and the issuance of letters of credit. The new facility is secured by substantially all of the Company's inventory, accounts receivable, cash and cash equivalents, and certain other personal property.

Borrowings under the 2016 Credit Facility are subject to a borrowing base of certain secured assets and bear interest, at our option, at a bank's prime rate plus 1.25% to 1.75% or LIBOR plus 2.25% to 2.75%. The applicable rates in these ranges are based on the aggregate average availability under the facility.

The 2016 Credit Facility also contains a $150 million sub-limit for the issuance of standby and commercial letters of credit. Issued letters of credit will reduce the amount available under the facility. Letter of credit fees are 2.25%

to 2.75% for standby letters of credit or 1.125% to 1.375% for commercial letters of credit.

We pay commitment fees to the lenders at an annual rate of 0.50% of the unused amount of the facility. No borrowings, other than the issuance of letters of credit totaling $32.8 million as of February 15, 2011, have been made under the 2016 Credit Facility.

The 2016 Credit Facility contains affirmative and negative covenants that, among other things, restrict certain payments, including dividends and share repurchases. Also, we will be subject to a minimum consolidated fixed charge coverage ratio if our unused amount under the facility is less than the greater of 12.5% of the maximum borrowing amount and $45.0 million.

We are generally free to pay dividends and repurchase shares as long as the current and projected unused amount under the facility is greater than 17.5% of the maximum borrowing amount and the minimum consolidated fixed charge coverage ratio is maintained. We may pay dividends and repurchase shares without regard to the Company's consolidated fixed charge coverage ratio as long as the current and projected unused amount under the facility is greater than 75% of the maximum borrowing amount and cash on hand is used for the dividends or share repurchases.

## CASH REQUIREMENTS

**Capital Expenditures:** We anticipate that our capital expenditure requirements for 2011 will range from $100 million to $125 million. The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and a discretionary amount related to our strategic initiatives. The base level of capital expenditures required to support our operations ranges from $40 million to $60 million. The remaining amount of anticipated capital expenditures relates to strategic initiatives as reflected in our annual plan. These capital expenditures are discretionary and, therefore, may not be spent if we decide not to pursue one or more of our strategic initiatives. U.S. RadioShack company-operated store remodels and relocations, Target kiosks, and information systems projects will account for the majority of our anticipated 2011 capital expenditures. Cash and cash equivalents and cash generated from operating activities will be used to fund future capital expenditure needs.

**Seasonal Inventory Buildup:** Typically, our annual cash requirements for pre-seasonal inventory buildup range between $150 million and $250 million. The funding required for this buildup comes primarily from cash on hand and cash generated from net sales and operating revenues. Additionally, our 2016 Credit Facility could be utilized to fund the inventory buildup.

### Contractual Obligations

The table below contains our known contractual commitments as of December 31, 2010.

| (In millions) | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total Amounts Committed | Less Than 1 Year | 1-3 Years | 3-5 Years | Over 5 Years |
| Long-term debt obligations [1] | $ 682.8 | $ 306.8 | $ 375.0 | $ 1.0 | $ -- |
| Interest obligations | 32.7 | 17.8 | 14.9 | -- | -- |
| Operating lease obligations [2] | 562.9 | 196.7 | 233.8 | 99.2 | 33.2 |
| Purchase obligations [3] | 291.8 | 268.4 | 19.4 | 4.0 | -- |
| Other long-term liabilities reflected on the balance sheet [4] | 93.0 | | 27.6 | 6.5 | 22.3 |
| Total | $ 1,663.2 | $ 789.7 | $ 670.7 | $ 110.7 | $ 55.5 |

(1) For more information regarding long-term debt, refer to Note 5 – "Indebtedness and Borrowing Facilities" of our Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

(2) For more information regarding lease commitments, refer to Note 13 – "Commitments and Contingencies" of our Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

(3) Purchase obligations include our product commitments, marketing agreements and freight commitments.

(4) Includes a $36.6 million liability for unrecognized tax benefits. We are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time; therefore, the related balances have not been reflected in the "Payments Due by Period" section of the table.

**2013 Convertible Notes:** In August 2008, we issued $375 million principal amount of convertible senior notes due August 1, 2013 (the "2013 Convertible Notes"), in a private offering. Each $1,000 of principal of the 2013 Convertible Notes is initially convertible, under certain circumstances, into 41.2414 shares of our common stock (or a total of approximately 15.5 million shares), which is the equivalent of $24.25 per share, subject to adjustment upon the occurrence of specified events set forth under terms of the 2013 Convertible Notes. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, (the "excess conversion value") may be paid in cash or in stock, at our option. Holders may convert their 2013 Convertible Notes into common stock on the net settlement basis described above at any time from May 1, 2013, until the close of business on July 29, 2013, or if, and only if, one of the following conditions has been met:

- During any calendar quarter, and only during such calendar quarter, in which the closing price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceeds 130% of the conversion price per share of common stock in effect on the last day of such preceding calendar quarter
- During the five consecutive business days immediately after any 10 consecutive trading day period in which the average trading price per $1,000 principal amount of 2013 Convertible Notes was less than 98% of the product of the closing price of the common stock on such date and the conversion rate on such date
- We make specified distributions to holders of our common stock or specified corporate transactions occur

The 2013 Convertible Notes were not convertible at the holders' option at any time during 2010 or 2009.

Holders who convert their 2013 Convertible Notes in connection with a change in control may be entitled to a make-whole premium in the form of an increase in the conversion rate. In addition, upon a change in control, liquidation, dissolution or delisting, the holders of the 2013 Convertible Notes may require us to repurchase for cash all or any portion of their 2013 Convertible Notes for 100% of the principal amount of the notes plus accrued and unpaid interest, if any. As of December 31, 2010, none of the conditions allowing holders of the 2013 Convertible Notes to convert or requiring us to repurchase the 2013 Convertible Notes had been met.

Concurrent with the issuance of the 2013 Convertible Notes, we entered into note hedge transactions with Citigroup and Bank of America whereby we have the option to purchase up to 15.5 million shares of our common stock at a price of $24.25 per share (the "Convertible Note Hedges"), and we sold warrants to the same financial institutions whereby they have the option to purchase up to 15.5 million shares of our common stock at a per share price of $36.60 (the "Warrants"). The Convertible Note Hedges and Warrants were structured to reduce the potential future share dilution associated with the conversion of the 2013 Convertible Notes. The Convertible Note Hedges and Warrants are separate contracts with the two financial institutions, are not part of the terms of the 2013 Convertible Notes, and do not affect the rights of holders under the 2013 Convertible Notes. A holder of the 2013 Convertible Notes does not have any rights with respect to the Convertible Note Hedges or Warrants.

The net proceeds retained by RadioShack as a result of the issuance of the 2013 Convertible Notes, the purchase of the Convertible Note Hedges, and the proceeds received from the issuance of the Warrants were approximately $319.2 million. We completed these transactions to secure a source of liquidity prior to the June 2009 expiration of our $300 million credit facility. On September 11, 2008, we terminated this credit facility.

For a more detailed description of the 2013 Convertible Notes, Convertible Note Hedges and Warrants, please see Note 5 – "Indebtedness and Borrowing Facilities" and Note 6 – "Stockholders' Equity" in the Notes to Consolidated Financial Statements.

**Long-Term Notes:** On May 11, 2001, we issued $350 million of 10-year 7.375% notes due May 15, 2011, (the "2011 Notes") in a private offering to qualified institutional buyers under SEC Rule 144A. In August 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. The exchange resulted in substantially all of the notes becoming registered with the SEC and did not result in additional debt being issued. The annual interest rate on the notes is 7.375% per annum with interest payable on November 15 and May 15 of each year. The notes contain certain non-financial covenants.

In June and August 2003, we entered into interest rate swap agreements with underlying notional amounts of debt of $100 million and $50 million, respectively, and both with maturities in May 2011. Our counterparty for these swaps is Citigroup. These swaps effectively convert a portion of our long-term fixed rate debt to a variable rate. For more information regarding our interest rate swaps, refer to Note 11 – "Derivative Financial Instruments" in the Notes to Consolidated Financial Statements.

In September 2009, we completed a tender offer to purchase for cash any and all of these notes. Upon expiration of the offer, $43.2 million of the aggregate outstanding principal amount of the notes was validly tendered and accepted. We paid a total of $46.6 million, which consisted of the purchase price of $45.4 million for the tendered notes plus $1.2 million in accrued and unpaid interest, to the holders of the tendered notes.

On January 4, 2011, we announced our intention to redeem any and all outstanding 2011 Notes on March 4, 2011. See Note 15 - "Subsequent Events" in the Notes to Consolidated Financial Statements for more information.

**Operating Leases:** We use operating leases, primarily for our retail locations and our corporate campus, to lower our capital requirements.

**Continuing Lease Obligations:** We have obligations under retail leases for locations that we assigned to other businesses. The majority of these lease obligations arose from leases for which CompUSA Inc. ("CompUSA") assumed responsibility as part of its purchase of our Computer City, Inc. subsidiary in August 1998. Because the company that assumed responsibility for these leases has ceased operations, we may be responsible for rent due under the leases.

Following an announcement by CompUSA in February 2007 of its intention to close as many as 126 stores and an announcement in December 2007 that it had been acquired by Gordon Brothers Group, CompUSA's stores ceased operations in January 2008. We may be responsible for rent due on a portion of the leases that relate to the closed stores. As of February 3, 2011, we had been named as a defendant in a total of 13 lawsuits from lessors seeking payment from us, 12 of which have been resolved.

Based on all available information pertaining to the status of these lawsuits, and after applying the Financial Accounting Standards Board's ("FASB") guidance on accounting for contingencies, the balance of our accrual for these obligations was $2.4 million and $6.2 million at December 31, 2010 and 2009, respectively. We will continue to monitor this situation for new information on outstanding litigation and settlements, but we do not consider the amounts of these obligations, both individually and in the aggregate, to be material to our results of operations or financial position.

**Capitalization**

The following table sets forth information about our capitalization on the dates indicated.

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| (Dollars in millions) | Dollars | % of Total Capitalization | Dollars | % of Total Capitalization |
| Short-term debt | $ 308.0 | 20.8% | $ -- | --% |
| Long-term debt | 331.8 | 22.4 | 627.8 | 37.5 |
| Total debt | 639.8 | 43.2 | 627.8 | 37.5 |
| Stockholders' equity | 842.5 | 56.8 | 1,048.3 | 62.5 |
| Total capitalization | $1,482.3 | 100.0% | $1,676.1 | 100.0% |

Our debt-to-total capitalization ratio increased in 2010 from 2009, primarily due to the repurchase of $398.8 million of our common stock in 2010.

**Dividends:** We have paid common stock cash dividends for 24 consecutive years. On November 4, 2010, our Board of Directors declared an annual dividend of $0.25 per share. The dividend was paid on December 16, 2010, to stockholders of record on November 26, 2010. The dividend payment of $26.5 million was funded from cash on hand.

**Share Repurchases:** In July 2008, our Board of Directors approved a share repurchase program with no expiration date authorizing management to repurchase up to $200 million of our common stock. During the third quarter of 2008, we repurchased 6.0 million shares or $110.0 million of our common stock under this program. As of December 31, 2008, $90.0 million was available for share repurchases under this program.

In August 2009, our Board of Directors approved a $200 million increase in this share repurchase program. As of December 31, 2009, $290 million of the total authorized amount was available for share repurchases under this program.

In August 2010, our Board of Directors approved an increase in this share repurchase program from $400 million to $610 million, with $500 million available for share repurchases under this program. In November 2010, we completed a $300 million accelerated share repurchase ("ASR") program that we entered into in August 2010, which is further discussed below. We repurchased 14.9 million shares under the ASR program. In addition, after the conclusion of the ASR program, we repurchased $98.6 million worth of shares in the open market, representing 4.9 million shares. As of December 31, 2010, $101.4 million of the total authorized amount was available for share repurchases under this program.

**Accelerated Share Repurchase Program:** As mentioned above, in August 2010, we entered into an accelerated share repurchase program with two investment banks to repurchase shares of our common stock under our approved share repurchase program. On August 24, 2010, we paid $300 million to the investment banks in exchange for an initial delivery of 11.7 million shares to us. At the conclusion of the ASR program, we received an additional 3.2 million shares. The 14.9 million shares delivered to us were based on the average daily volume weighted average price of our common stock over a period beginning immediately after the effective date of the ASR agreements and ending on November 2, 2010.

**Treasury Stock Retirement:** In December 2010, our Board of Directors approved the retirement of 45.0 million shares of our common stock held as treasury stock. These shares returned to the status of authorized and unissued.

## OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases described above, we do not have any off-balance sheet financing arrangements, transactions, or special purpose entities.

## INFLATION

With the exception of increased energy costs in the first half of 2008, inflation has not significantly affected us over the past three years. We do not expect inflation to have a significant effect on our operations in the foreseeable future.

## OTHER MATTERS

Separate from our wireless service provider settlement agreement in July 2010, we notified T-Mobile that they had breached their agreement with us. Under the agreement, T-Mobile has until March 21, 2011, to cure the breaches. In the event that T-Mobile is unable to cure the breaches, we have the right to terminate the agreement. The outcome of this action is uncertain and the ultimate resolution of this matter could have a material adverse effect on our results of operations, financial condition and business operations.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. The application of GAAP requires us to make estimates and assumptions that affect the reported values of assets and liabilities at the date of the financial statements, the reported amount of revenues and expenses during the reporting period, and the related disclosures of contingent assets and liabilities. The use of estimates is pervasive throughout our financial statements and is affected by management's judgment and uncertainties. Our estimates, assumptions and judgments are based on historical experience, current market trends and other factors that we believe to be relevant and reasonable at the time the consolidated financial statements are prepared. We continually evaluate the information used to make these estimates as our business and the economic environment change. Actual results may differ materially from these estimates under different assumptions or conditions.

In the Notes to Consolidated Financial Statements, we describe the significant accounting policies used in the preparation of our consolidated financial statements. The accounting policies and estimates we consider most critical are revenue recognition; inventory valuation; estimation of reserves and valuation allowances specifically related to insurance, tax and legal contingencies; valuation of long-lived assets and intangibles, including goodwill; and stock-based compensation.

We consider an accounting policy or estimate to be critical if it requires difficult, subjective or complex judgments, and is material to the portrayal of our financial condition, changes in financial condition or results of operations. The selection, application and disclosure of our critical accounting policies and estimates have been reviewed by the Audit and Compliance Committee of our Board of Directors.

### Revenue Recognition

*Description*

Our revenue is derived principally from the sale of name brand and private brand products and services to consumers. Revenue is recognized, net of an estimate for customer refunds and product returns, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

Certain products, such as wireless telephone handsets, require the customer to use the services of a third-party service provider. The third-party service provider pays us an upfront commission for obtaining a new customer and, in some cases, a monthly recurring residual amount based upon the ongoing arrangement between the service provider and the customer. Our sale of an activated wireless telephone handset is the single event required to meet the delivery criterion for both the upfront commission and the recurring residual revenue. Upfront commission revenue, net of estimated wireless service deactivations, is generally recognized at the time an activated wireless telephone handset is sold to the customer at the point-of-sale. Recurring residual revenue is recognized as earned under the terms of each contract with the service provider, which is typically as the service provider bills its customer, generally on a monthly basis.

*Judgments and uncertainties involved in the estimate*

Our revenue recognition accounting methodology requires us to make certain judgments regarding the estimate of future sales returns and wireless service deactivations. Our estimates for product refunds and returns, wireless service deactivations and commission revenue adjustments are based on historical information pertaining to these items. Based on our extensive history in selling activated wireless telephone handsets, we have been able to establish reliable estimates for wireless service deactivations. However, our estimates for wireless service deactivations can be affected by certain characteristics of and decisions made by our service providers. These factors include changes in the quality of their customer service, the quality and performance of their networks, their rate plan offerings, their policies regarding extensions of customer credit, and their wireless telephone handset product offerings. These factors add uncertainty to our estimates.

*Effect if actual results differ from assumptions*

We have not made any material changes in the methodology used to estimate sales returns or wireless service deactivations during the past three fiscal years. We continue to update our estimate for wireless service deactivations to reflect the most recently available information regarding the characteristics of and decisions made by our service providers discussed above. If actual results differ from our estimates due to these or various other factors, the amount of revenue recorded could be materially affected. A 10% difference in our reserves for the estimates noted above would have affected net sales and operating revenues by approximately $3.3 million in 2010.

**Inventory Valuation**

*Description*

Our inventory consists primarily of finished goods available for sale at our retail locations or within our distribution centers and is recorded at the lower of average cost (which approximates FIFO) or market. The cost components recorded within inventory are the vendor invoice cost and certain allocated freight, distribution, warehousing and other costs relating to merchandise acquisition required to bring the merchandise from the vendor to the location where it is offered for sale.

*Judgments and uncertainties involved in the estimate*

Typically, the market value of our inventory is higher than its aggregate cost. Determination of the market value may be very complex and, therefore, requires a high degree of judgment. In order for management to make the appropriate determination of market value, the following items are commonly considered: inventory turnover statistics, current selling prices, seasonality factors, consumer trends, competitive pricing, performance of similar products or accessories, planned promotional incentives, technological obsolescence, and estimated costs to sell or dispose of merchandise such as sales commissions.

If the estimated market value, calculated as the amount we expect to realize, net of estimated selling costs, from the ultimate sale or disposal of the inventory, is determined to be less than the recorded cost, we record a provision to reduce the carrying amount of the inventory item to its net realizable value.

*Effect if actual results differ from assumptions*

We have not made any material changes in the methodology used to establish our inventory valuation or the related reserves during the past three fiscal years, and we do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to estimate our inventory valuation reserves. Differences between management estimates and actual performance and pricing of our merchandise could result in inventory valuations that differ from the amount recorded at the financial statement date and could also cause fluctuations in the amount of recorded cost of products sold. If our estimates regarding market value are inaccurate or changes in consumer demand affect certain products in an unforeseen manner, we may be exposed to material losses or gains in excess of our established valuation reserve. We believe that we have sufficient current and historical knowledge to record reasonable estimates for our inventory valuation reserves. However, it is possible that actual results could differ from recorded reserves.

**Estimation of Reserves and Valuation Allowances for Self-Insurance, Income Taxes, and Litigation Contingencies**

*Description*

The amount of liability we record for claims related to insurance, tax and legal contingencies requires us to make judgments about the amount of expenses that will ultimately be incurred. We are insured for certain losses related to workers' compensation, property and other liability claims, with deductibles up to $1.0 million per occurrence. This insurance coverage limits our exposure for any catastrophic claims that result in liability in excess of the deductible. We also have a self-insured health program administered by a third-party covering the majority of our employees that participate in our health insurance programs. We estimate the amount of our reserves for all insurance programs discussed above at the end of each reporting period. This estimate is based on historical claims experience, demographic factors, severity factors, and other factors we deem relevant.

We are subject to periodic audits from multiple domestic and foreign tax authorities related to income tax, sales and use tax, personal property tax, and other forms of taxation. These audits examine our tax positions, timing of income and deductions, and allocation procedures across multiple jurisdictions. Our accounting for tax estimates and contingencies requires us to evaluate tax issues and establish reserves in our consolidated financial statements based on our estimate of current probable tax exposures. Depending on the nature of the tax issue, we could be subject to audit over several years; therefore, our estimated reserve balances might exist for multiple years before an issue is resolved by the taxing authority.

We are involved in legal proceedings and governmental inquiries associated with employment and other matters. Our accounting for legal contingencies requires us to estimate the probable losses in these matters. This estimate has been developed in consultation with in-house and outside legal counsel and is based upon a combination of litigation and settlement strategies.

*Judgments and uncertainties involved in the estimate*

Our liabilities for insurance, tax and legal contingencies contain uncertainties because we are required to make assumptions and to apply judgment to estimate the exposures associated with these items. We use our history and experience, as well as other specific circumstances surrounding these claims, in evaluating the amount of liability we should record. As additional information becomes available, we assess the potential liability related to our various claims and revise our estimates as appropriate. These revisions could materially affect our results of operations and financial position or liquidity.

*Effect if actual results differ from assumptions*

We have not made any material changes in the methodology used to estimate our insurance reserves during the past three fiscal years, and we do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions for these items. However, a 10% change in our insurance reserves at December 31, 2010, would have affected net income by approximately $4.3 million. As of December 31, 2010, actual losses had not exceeded our expectations. Additionally, for claims that exceed our deductible amount, we record a gross liability and corresponding receivable representing expected recoveries, since we are not legally relieved of our obligation to the claimant.

Although we believe that our insurance, tax and legal reserves are based on reasonable judgments and estimates, actual results could differ, which may expose us to material gains or losses in future periods. These actual results could materially affect our effective tax rate, earnings, deferred tax balances and cash flows in the period of resolution.

**Valuation of Long-Lived Assets and Intangibles, including Goodwill**

*Description*

Long-lived assets, such as property and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, such as insufficient cash flows or plans to dispose of or sell long-lived assets before the end of their previously estimated useful lives. The carrying amount is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is not recoverable, we recognize an impairment loss equal to the amount by which the carrying amount exceeds fair value. We estimate fair value based on projected future discounted cash flows. Impairment losses, if any, are recorded in the period in which the impairment occurs. The carrying value of the asset is adjusted to the new carrying value, and any subsequent increases in fair value are not recorded. Additionally, if it is determined that the estimated remaining useful life of the asset should be decreased, the periodic depreciation expense is adjusted based on the new existing carrying value of the asset and the new remaining useful life. Our policy is to evaluate long-lived assets for impairment at a store level for retail operations.

We have acquired goodwill and other separately identifiable intangible assets related to business acquisitions. The original valuation of these intangible assets is based on estimates of future profitability, cash flows and other judgmental factors. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. We review our goodwill and other intangible asset balances on an annual basis, during the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of a reporting unit or an intangible asset might exceed their fair value. If the carrying amount of an intangible asset or a reporting unit exceeds its fair value, we recognize an impairment loss for this difference.

*Judgments and uncertainties involved in the estimate*

Our impairment loss calculations for long-lived assets contain uncertainties because they require us to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and assumptions about market performance. We also apply judgment in the selection of a discount rate that reflects the risk inherent in our current business model.

Our impairment loss calculations for intangible assets and goodwill contain uncertainties because they require us to estimate fair values related to these assets. We estimate fair values based on various valuation techniques such as discounted cash flows and other comparable market analyses. These types of analyses contain uncertainties because they require us to make judgments and assumptions regarding future profitability, industry factors, planned strategic initiatives, discount rates and other factors.

*Effect if actual results differ from assumptions*

We have not made any material changes in the accounting methodologies we use to assess impairment loss for long-lived assets, intangible assets, or goodwill during the past three fiscal years, and we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use in calculating these impairment losses. However, if actual results or performance of certain business units are not consistent with our estimates and assumptions, we may be exposed to additional impairment charges, which could be material to our results of operations.

The total value of our goodwill and intangible assets at December 31, 2010, was $41.9 million. Of this amount, $37.8 million related to goodwill from the purchase of RadioShack de Mexico. Based on our most recent review of goodwill impairment, we noted that the fair values of our reporting units were substantially greater than their carrying values.

### Stock-Based Compensation

*Description*

We have historically granted certain stock-based awards to employees and directors in the form of non-qualified stock options, incentive stock options, restricted stock and deferred stock units. See Note 2 - "Summary of Significant Accounting Policies" and Note 7 - "Stock-Based Incentive Plans" in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a more complete discussion of our stock-based compensation programs.

At the date an award is granted, we determine the fair value of the award and recognize the compensation expense over the requisite service period, which typically is the period over which the award vests. The restricted stock and deferred stock units are valued at the fair market value of our stock on the date of grant. The fair value of stock options with only service conditions is estimated using the Black-Scholes-Merton option-pricing model. The fair value of stock options with service and market conditions is valued utilizing a lattice model with Monte Carlo simulations.

*Judgments and uncertainties involved in the estimate*

The Black-Scholes-Merton and lattice models require management to apply judgment and use highly subjective assumptions, including expected option life, volatility of stock prices, and employee forfeiture rate. We use historical data and judgment to estimate the expected option life and employee forfeiture rate, and use historical and implied volatility when estimating the stock price volatility. Changes in these assumptions can materially affect the fair value estimate.

*Effect if actual results differ from assumptions*

We have not made any material changes in the accounting methodologies used to record stock-based compensation during the past three years. While the assumptions that we develop are based on our best expectations, they involve inherent uncertainties based on market conditions and employee behavior that are outside of our control. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. Additionally, if actual employee forfeitures significantly differ from our estimated forfeitures, we may have an adjustment to our financial statements in future periods. A 10% change in our stock-based compensation expense in 2010 would have affected our net income by approximately $1.0 million.

## FACTORS THAT MAY AFFECT FUTURE RESULTS

Matters discussed in our MD&A and in other parts of this Annual Report on Form 10-K include forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are statements that are not historical and may be identified by the use of words such as "expect," "believe," "anticipate," "estimate," "intend," "potential" or similar words. These matters include statements concerning management's plans and objectives relating to our operations or economic performance and related assumptions. We specifically disclaim any duty to update any of the information set forth in this report, including any forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future events and, therefore, involve a number of assumptions, risks and uncertainties, including the risk factors described in Item 1A, "Risk Factors," of this Annual Report on Form 10-K. Management cautions that forward-looking statements are not guarantees, and our actual results could differ materially from those expressed or implied in the forward-looking statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

At December 31, 2010, the only derivative instruments that materially increased our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks were interest rate swaps, which serve as an economic hedge on our long-term debt. We do not use derivatives for speculative purposes. Refer to Note 11 – "Derivative Financial Instruments" in Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional information.

Our exposure to interest rate risk results from changes in short-term interest rates. Interest rate risk exists with respect to our net investment position at December 31, 2010, of $312.1 million, consisting of fluctuating short-term investments of $462.1 million and offset by $150 million of indebtedness which, because of our interest rate swaps, effectively bears interest at short-term floating rates. A hypothetical change of 100 basis points in the interest rate applicable to this floating-rate net exposure would result in a change in annual net interest expense of $3.1 million and an approximate $0.4 million change to the fair value of our interest rate swaps, which would also affect net interest expense. This hypothesis assumes no change in the principal or investment balance.

We have market risk arising from changes in foreign currency exchange rates related to our purchase of inventory from manufacturers located in China and other areas outside of the U.S. Our purchases are denominated in U.S. dollars; however, the strengthening of the Chinese currency, or other currencies, against the U.S. dollar could cause our vendors to increase the prices of items we purchase from them. It is not possible to estimate the effect of foreign currency exchange rate changes on our purchases of this inventory. We are also exposed to foreign currency fluctuations related to our Mexican subsidiary, which accounted for less than 5% of consolidated net sales and operating revenues in 2010.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Index to our Consolidated Financial Statements is found on page 40. Our Consolidated Financial Statements and Notes to Consolidated Financial Statements follow the index.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## ITEM 9A. CONTROLS AND PROCEDURES.

**Evaluation of Disclosure Controls and Procedures**

We have established a system of disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our CEO and CFO.

Based upon that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures were effective.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control – Integrated Framework," our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

**Changes in Internal Controls**

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION.

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

We will file a definitive proxy statement with the SEC on or about April 20, 2011. The information called for by this Item with respect to directors and the Audit and Compliance Committee of the Board of Directors is incorporated by reference from the Proxy Statement for the 2011 Annual Meeting under the headings "Item 1 - Election of Directors" and "Meetings and Committees of the Board." For information relating to our Executive Officers, see Part I of this Annual Report on Form 10-K. The Section 16(a) reporting information is incorporated by reference from the Proxy Statement for the 2011 Annual Meeting under the heading "Section 16(a) Beneficial Ownership Reporting Compliance." Information regarding our Financial Code of Ethics is incorporated by reference from the Proxy Statement for the 2011 Annual Meeting under the heading "Corporate Governance – Code of Conduct and Financial Code of Ethics."

## ITEM 11. EXECUTIVE COMPENSATION.

The information called for by this Item with respect to executive compensation is incorporated by reference from the Proxy Statement for the 2011 Annual Meeting under the headings "Compensation Discussion and Analysis," "Executive Compensation," "Non-Employee Director Compensation" and "Compensation Committee Report."

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the Proxy Statement for the 2011 Annual Meeting under the heading "Ownership of Securities."

## EQUITY COMPENSATION PLANS

The following table provides a summary of information as of December 31, 2010, relating to our equity compensation plans in which our common stock is authorized for issuance.

### Equity Compensation Plan Information

| (Share amounts in thousands) | (a) Number of shares to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by shareholders [1] | 4,593 [2] | $ 14.22 | 10,500 [3] |
| Equity compensation plans not approved by shareholders [4] | 4,589 | $ 20.35 | -- |
| Total | 9,182 | $ 17.52 | 10,500 |

(1) Includes the 1997 Incentive Stock Plan ("ISP"), the 2001 ISP, the 2004 Deferred Stock Unit Plan for Non-Employee Directors, the 2007 Restricted Stock Plan ("RSP"), and the 2009 ISP. Refer to Note 7 - "Stock-Based Incentive Plans" of our Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further information. The 1997 ISP expired on February 27, 2007, and no further grants may be made under this plan. The 2001 ISP and the 2007 RSP terminated upon shareholder approval of the 2009 ISP on May 21, 2009. No further grants may be made under the 2001 ISP or the 2007 RSP.

(2) This amount includes approximately 454,000 shares of restricted stock and approximately 211,000 deferred stock units.

(3) This amount includes approximately 705,000 deferred stock units.

(4) Includes the 1999 ISP and options granted as an inducement grant in connection with our Chief Executive Officer's employment with RadioShack in the third quarter of 2006. Refer to Note 7 - "Stock-Based Incentive Plans" in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for more information concerning the 1999 ISP and the third quarter 2006 inducement grant. The 1999 ISP expired on February 23, 2009, and no further grants may be made under this plan.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this Item with respect to certain relationships and transactions with management and others is incorporated by reference from the Proxy Statement for the 2011 Annual Meeting under the heading Corporate Governance - Director Independence and - Review and Approval of Transactions with Related Persons.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information called for by this Item with respect to principal accounting fees and services is incorporated by reference from the Proxy Statement for the 2011 Annual Meeting under the headings Item 2 – Ratification of the Appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm - Fees and Services of the Independent Registered Public Accounting Firm and - Policy for Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

Documents filed as part of this Annual Report on Form 10-K.

1) The financial statements listed in the "Index to Consolidated Financial Statements" on page 40.

2) None

3) A list of the exhibits required by Item 601 of Regulation S-K to be filed as part of this report is set forth in the Index to Exhibits beginning on page 70, which immediately precedes such exhibits.

Certain instruments defining the rights of holders of our long-term debt are not filed as exhibits to this report because the total amount of securities authorized thereunder does not exceed ten percent of our total assets on a consolidated basis. We will furnish the SEC copies of such instruments upon request.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, RadioShack Corporation has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIOSHACK CORPORATION

February 22, 2011

By: /s/ Julian C. Day
Julian C. Day
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of RadioShack Corporation and in the capacities indicated on this 22nd day of February, 2011.

| Signature | Title | | |
|---|---|---|---|
| /s/ Julian C. Day<br>Julian C. Day | Chairman of the Board and Chief Executive Officer<br>(Principal Executive Officer) | | |
| /s/ James F. Gooch<br>James F. Gooch | President and Chief Financial Officer<br>(Principal Financial Officer) | | |
| /s/ Martin O. Moad<br>Martin O. Moad | Vice President and Controller<br>(Principal Accounting Officer) | | |
| /s/ Frank J. Belatti<br>Frank J. Belatti | Director | /s/ Jack L. Messman<br>Jack L. Messman | Director |
| /s/ Daniel R. Feehan<br>Daniel R. Feehan | Director | /s/ Thomas G. Plaskett<br>Thomas G. Plaskett | Director |
| /s/ H. Eugene Lockhart<br>H. Eugene Lockhart | Director | /s/ Edwina D. Woodbury<br>Edwina D. Woodbury | Director |

**RADIOSHACK CORPORATION**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



All financial statement schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of RadioShack Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of RadioShack Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas
February 22, 2011

## RADIOSHACK CORPORATION AND SUBSIDIARIES

### Consolidated Statements of Income

| (In millions, except per share amounts) | Year Ended December 31, 2010 Dollars | 2010 % of Revenues | 2009 Dollars | 2009 % of Revenues | 2008 Dollars | 2008 % of Revenues |
|---|---|---|---|---|---|---|
| **Net sales and operating revenues** | $ 4,472.7 | 100.0% | $ 4,276.0 | 100.0% | $ 4,224.5 | 100.0% |
| Cost of products sold (includes depreciation amounts of $7.7 million, $9.2 million and $11.2 million, respectively) | 2,462.1 | 55.0 | 2,313.5 | 54.1 | 2,301.8 | 54.5 |
| **Gross profit** | 2,010.6 | 45.0 | 1,962.5 | 45.9 | 1,922.7 | 45.5 |
| Operating expenses: | | | | | | |
| Selling, general and administrative | 1,554.7 | 34.8 | 1,507.9 | 35.3 | 1,509.8 | 35.7 |
| Depreciation and amortization | 76.5 | 1.7 | 83.7 | 2.0 | 87.9 | 2.1 |
| Impairment of long-lived assets | 4.0 | 0.1 | 1.5 | -- | 2.8 | 0.1 |
| Total operating expenses | 1,635.2 | 36.6 | 1,593.1 | 37.3 | 1,600.5 | 37.9 |
| **Operating income** | 375.4 | 8.4 | 369.4 | 8.6 | 322.2 | 7.6 |
| Interest income | 2.6 | -- | 4.8 | 0.1 | 14.6 | 0.3 |
| Interest expense | (41.9) | (0.9) | (44.1) | (1.0) | (34.9) | (0.8) |
| Other loss | -- | -- | (1.6) | -- | (2.4) | -- |
| **Income before income taxes** | 336.1 | 7.5 | 328.5 | 7.7 | 299.5 | 7.1 |
| Income tax expense | 130.0 | 2.9 | 123.5 | 2.9 | 110.1 | 2.6 |
| **Net income** | $ 206.1 | 4.6% | $ 205.0 | 4.8% | $ 189.4 | 4.5% |
| **Net income per share:** | | | | | | |
| Basic | $ 1.71 | | $ 1.63 | | $ 1.47 | |
| Diluted: | $ 1.68 | | $ 1.63 | | $ 1.47 | |
| Shares used in computing net income per share: | | | | | | |
| Basic | 120.5 | | 125.4 | | 129.0 | |
| Diluted | 122.7 | | 126.1 | | 129.1 | |

The accompanying notes are an integral part of these consolidated financial statements.

## RADIOSHACK CORPORATION AND SUBSIDIARIES

### Consolidated Balance Sheets

| (In millions, except for share amounts) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 569.4 | $ 908.2 |
| Accounts and notes receivable, net | 377.5 | 322.5 |
| Inventories | 723.7 | 670.6 |
| Other current assets | 108.1 | 114.4 |
| **Total current assets** | 1,778.7 | 2,015.7 |
| Property, plant and equipment, net | 274.3 | 282.3 |
| Goodwill, net | 41.2 | 38.9 |
| Other assets, net | 81.2 | 92.4 |
| **Total assets** | $ 2,175.4 | $ 2,429.3 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 308.0 | $ -- |
| Accounts payable | 272.4 | 262.9 |
| Accrued expenses and other current liabilities | 318.0 | 360.7 |
| Income taxes payable | 9.7 | 30.9 |
| **Total current liabilities** | 908.1 | 654.5 |
| Long-term debt, excluding current maturities | 331.8 | 627.8 |
| Other non-current liabilities | 93.0 | 98.7 |
| **Total liabilities** | 1,332.9 | 1,381.0 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, no par value, 1,000,000 shares authorized: | | |
| Series A junior participating, 300,000 shares designated and none issued | -- | -- |
| Common stock, $1 par value, 650,000,000 shares authorized; 146,033,000 and 191,033,000 shares issued, respectively | 146.0 | 191.0 |
| Additional paid-in capital | 147.3 | 161.8 |
| Retained earnings | 1,502.5 | 2,323.9 |
| Treasury stock, at cost; 40,260,000 and 65,806,000 shares, respectively | (949.0) | (1,621.9) |
| Accumulated other comprehensive loss | (4.3) | (6.5) |
| **Total stockholders' equity** | 842.5 | 1,048.3 |
| **Total liabilities and stockholders' equity** | $ 2,175.4 | $ 2,429.3 |

The accompanying notes are an integral part of these consolidated financial statements.

## RADIOSHACK CORPORATION AND SUBSIDIARIES

### Consolidated Statements of Cash Flows

| (In millions) | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 206.1 | $ 205.0 | $ 189.4 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 84.2 | 92.9 | 99.1 |
| Amortization of discount on convertible notes | 15.0 | 13.8 | 5.0 |
| Impairment of long-lived assets | 4.0 | 1.5 | 2.8 |
| Stock-based compensation | 9.9 | 12.1 | 12.8 |
| Deferred income taxes | 12.0 | 7.6 | 11.7 |
| Other non-cash items | 12.7 | 0.8 | 18.7 |
| Changes in operating assets and liabilities: | | | |
| Accounts and notes receivable | (39.9) | (79.6) | 15.2 |
| Inventories | (60.4) | (34.7) | 93.6 |
| Other current assets | (3.6) | (2.8) | (8.7) |
| Accounts payable, accrued expenses, income taxes payable and other | (85.0) | 29.2 | (165.0) |
| Net cash provided by operating activities | 155.0 | 245.8 | 274.6 |
| **Cash flows from investing activities:** | | | |
| Additions to property, plant and equipment | (80.1) | (81.0) | (85.6) |
| Acquisition of Mexican subsidiary, net of cash acquired | -- | (0.2) | (42.0) |
| Other investing activities | 0.1 | 0.4 | 3.3 |
| Net cash used in investing activities | (80.0) | (80.8) | (124.3) |
| **Cash flows from financing activities:** | | | |
| Purchases of treasury stock | (398.8) | -- | (111.3) |
| Payments of dividends | (26.5) | (31.3) | (31.3) |
| Changes in cash overdrafts | 7.5 | 2.2 | (16.8) |
| Proceeds from exercise of stock options | 4.0 | 0.7 | -- |
| Repayments of borrowings | -- | (43.2) | (5.0) |
| Issuance of convertible notes | -- | -- | 375.0 |
| Convertible notes issuance costs | -- | -- | (9.4) |
| Purchase of convertible notes hedges | -- | -- | (86.3) |
| Sale of common stock warrants | -- | -- | 39.9 |
| Net cash (used in) provided by financing activities | (413.8) | (71.6) | 154.8 |
| **Net (decrease) increase in cash and cash equivalents** | (338.8) | 93.4 | 305.1 |
| Cash and cash equivalents, beginning of period | 908.2 | 814.8 | 509.7 |
| Cash and cash equivalents, end of period | $ 569.4 | $ 908.2 | $ 814.8 |
| **Supplemental cash flow information:** | | | |
| Interest paid | $ 26.6 | $ 30.3 | $ 26.5 |
| Income taxes paid | 136.7 | 122.4 | 123.2 |

The accompanying notes are an integral part of these consolidated financial statements.

## RADIOSHACK CORPORATION AND SUBSIDIARIES

### Consolidated Statements of Stockholders' Equity and Comprehensive Income

| (In millions) | Shares at December 31, 2010 | 2009 | 2008 | Dollars at December 31, 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **Common stock** | | | | | | |
| Beginning of year | 191.0 | 191.0 | 191.0 | $ 191.0 | $ 191.0 | $ 191.0 |
| Retirement of treasury stock | (45.0) | -- | -- | (45.0) | -- | -- |
| Beginning and end of year | 146.0 | 191.0 | 191.0 | $ 146.0 | $ 191.0 | $ 191.0 |
| **Treasury stock** | | | | | | |
| Beginning of year | (65.8) | (65.9) | (59.9) | $ (1,621.9) | $ (1,625.9) | $ (1,516.5) |
| Purchase of treasury stock | (19.8) | -- | (6.1) | (398.8) | -- | (111.3) |
| Issuance of common stock | 0.1 | 0.1 | 0.1 | 2.7 | 3.1 | 1.9 |
| Retirement of treasury stock | 45.0 | -- | -- | 1,063.9 | -- | -- |
| Exercise of stock options | 0.2 | -- | -- | 5.1 | 0.9 | -- |
| End of year. | (40.3) | (65.8) | (65.9) | $ (949.0) | $ (1,621.9) | $ (1,625.9) |
| **Additional paid-in capital** | | | | | | |
| Beginning of year | | | | $ 161.8 | $ 152.5 | $ 108.4 |
| Issuance of common stock | | | | (4.4) | (1.7) | (1.3) |
| Exercise of stock options. | | | | (1.9) | (0.2) | -- |
| Stock-based compensation | | | | 9.6 | 11.2 | 11.7 |
| Retirement of treasury stock | | | | (17.8) | -- | -- |
| Conversion option of convertible notes | | | | -- | -- | 76.9 |
| Purchase of convertible notes hedges | | | | -- | -- | (86.3) |
| Tax benefit from purchase of convertible notes hedges | | | | -- | -- | 3.2 |
| Sale of common stock warrants | | | | -- | -- | 39.9 |
| End of year | | | | $ 147.3 | $ 161.8 | $ 152.5 |
| **Retained earnings** | | | | | | |
| Beginning of year | | | | $ 2,323.9 | $ 2,150.2 | $ 1,992.1 |
| Net income | | | | 206.1 | 205.0 | 189.4 |
| Retirement of treasury stock | | | | (1,001.0) | -- | -- |
| Cash dividends declared | | | | (26.5) | (31.3) | (31.3) |
| End of year | | | | $ 1,502.5 | $ 2,323.9 | $ 2,150.2 |
| **Accumulated other comprehensive loss** | | | | | | |
| Beginning of year | | | | $ (6.5) | $ (7.0) | $ (5.3) |
| Other comprehensive income (loss) | | | | 2.2 | 0.5 | (1.7) |
| End of year | | | | $ (4.3) | $ (6.5) | $ (7.0) |
| **Total stockholders' equity** | | | | $ 842.5 | $ 1,048.3 | $ 860.8 |
| **Comprehensive income** | | | | | | |
| Net income | | | | $ 206.1 | $ 205.0 | $ 189.4 |
| Other comprehensive income (loss), all net of tax: | | | | | | |
| Foreign currency translation adjustments | | | | 2.4 | 1.1 | (2.5) |
| Pension adjustments | | | | (0.2) | (0.5) | 0.8 |
| Amortization of gain on cash flow hedge | | | | -- | (0.1) | -- |
| Other comprehensive income (loss) | | | | 2.2 | 0.5 | (1.7) |
| **Comprehensive income** | | | | $ 208.3 | $ 205.5 | $ 187.7 |

The accompanying notes are an integral part of these consolidated financial statements.

## RADIOSHACK CORPORATION AND SUBSIDIARIES

### Notes to Consolidated Financial Statements

The Notes to our Consolidated Financial Statements are important and should be read in conjunction with your review of the Consolidated Financial Statements. Below is a list of the notes.

## NOTE 1 – DESCRIPTION OF BUSINESS

RadioShack Corporation was incorporated in Delaware in 1967. Throughout this report, the terms "our," "we," "us" and "RadioShack" refer to RadioShack Corporation, including its subsidiaries. We primarily engage in the retail sale of consumer electronics goods and services through our RadioShack store chain.

### U.S. RADIOSHACK COMPANY-OPERATED STORES

At December 31, 2010, we operated 4,486 U.S. company-operated stores under the RadioShack brand located throughout the United States, as well as in Puerto Rico and the U.S. Virgin Islands. These stores are located in strip centers and major shopping malls, as well as individual storefronts. Each location carries a broad assortment of both name brand and private brand consumer electronics products.

Our product lines are categorized into seven platforms. Our wireless platform includes postpaid and prepaid wireless handsets and communication devices such as scanners and GPS products. Our accessory platform includes home entertainment, wireless, music, computer, video game and GPS accessories; media storage; power adapters; digital imaging products and headphones. Our modern home platform includes home audio and video end-products, personal computing products, residential telephones, and Voice over Internet Protocol products. Our personal electronics platform includes digital cameras, digital music players, toys, satellite radios, video gaming hardware, camcorders, and general radios. Our power platform includes general and special purpose batteries and battery chargers. Our technical platform includes wire and cable, connectivity products, components and tools, and hobby products. We also provide consumers access to third-party services such as prepaid wireless airtime and extended service plans in our service platform.

### KIOSKS

At December 31, 2010, we operated 1,267 kiosks located throughout most of the United States. These kiosks are located inside Target and Sam's Club stores. These locations, which are not RadioShack-branded, offer primarily wireless handsets with activation of third-party wireless services.

In February 2009, we signed a contract extension with Sam's Club through March 31, 2011, with a transition period ending June 30, 2011, to continue operating kiosks in certain Sam's Club locations. As of December 31, 2010, we operated 417 of these kiosks. This transition will begin on April 1, 2011, and conclude on June 30, 2011, with the assignment to Sam's Club of all kiosks operated by the Company in Sam's Club stores. As part of the terms of the contract, we assigned the operation of 22 and 66 kiosk locations to Sam's Club in 2010 and 2009, respectively.

In April 2009 we agreed with Sprint to cease our arrangement to jointly operate the Sprint-branded kiosks in operation at that date. This agreement allowed us to operate these kiosks under the Sprint name for a reasonable period of time, allowing us to transition the kiosks to a new format. In August 2009, we transitioned these kiosks to multiple wireless carrier RadioShack-branded locations. Most of these locations are now managed and reported as extensions of existing RadioShack company-operated stores located in the same shopping malls.

In the fourth quarter of 2009, we commenced a test rollout of kiosk locations in approximately 100 Target stores. In the third quarter of 2010, we signed a multi-year agreement to operate kiosk locations in certain Target stores ("Target Mobile"). We operated 850 Target Mobile locations at December 31, 2010. We plan to operate Target Mobile locations in approximately 1,450 Target stores by June 30, 2011.

### OTHER

In addition to the reportable segments discussed above, we have other sales channels and support operations described as follows:

**Dealer Outlets:** At December 31, 2010, we had a network of 1,207 RadioShack dealer outlets, including 34 located outside of North America. Our North American outlets provide name brand and private brand products and services, typically to smaller communities. These independent dealers are often engaged in other retail operations and augment their businesses with our products and service offerings. Our dealer sales derived outside of the United States are not material.

**RadioShack.com:** Products and information are available through our commercial website *www.radioshack.com.* Online customers can purchase, return or exchange various products available through this website. Additionally, certain products ordered online may be picked up, exchanged or returned at RadioShack stores.

**International Operations:** As of December 31, 2010, there were 211 company-operated stores under the RadioShack brand, nine dealers, and one distribution center in Mexico. Prior to December 2008, these operations were overseen by a joint venture in which we were a slightly less than 50% minority owner with Grupo Gigante, S.A.B. de C.V. In December 2008, we increased our ownership of this joint venture to 100%.

**Support Operations:**
Our retail stores, along with our kiosks and dealer outlets, are supported by an established infrastructure. Below are the major components of this support structure.

**Distribution Centers** - At December 31, 2010, we had four U.S. distribution centers shipping to our U.S. retail locations and dealer outlets. One of these distribution centers also serves as a fulfillment center for our online customers. Additionally, we have a distribution center that ships fixtures to our U.S. company-operated stores and kiosks.

**RadioShack Technology Services ("RSTS")** - Our management information system architecture is composed of a distributed, online network of computers that links all stores, customer channels, delivery locations, service centers, credit providers, distribution facilities and our home office into a fully integrated system. Each store has its own server to support the point-of-sale ("POS") system. The majority of our U.S. company-operated stores and kiosks communicate through a broadband network, which provides efficient access to customer support data. This design also allows store management to track daily sales and inventory at the product or sales associate level. RSTS provides the majority of our programming and systems analysis needs.

**RadioShack Global Sourcing ("RSGS")** - RSGS serves our wide-ranging international import/export, sourcing, evaluation, logistics and quality control needs. RSGS's activities support our name brand and private brand businesses.

**Consumer Electronics Manufacturing** - We operate two manufacturing facilities in the United States and one in China. These three manufacturing facilities employed approximately 1,800 people as of December 31, 2010. We manufacture a variety of products, primarily sold through our retail outlets, including telephones, antennas, wire and cable products, and a variety of "hard-to-find" parts and accessories for consumer electronics products.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation:** The consolidated financial statements include the accounts of RadioShack Corporation and all majority-owned domestic and foreign subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

**Use of Estimates:** The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses, and the disclosure of gain and loss contingencies at the date of the financial statements and during the periods presented. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ materially from those estimates.

**Cash and Cash Equivalents:** Cash on hand in stores, deposits in banks and all highly liquid investments with a maturity of three months or less at the time of purchase are considered cash and cash equivalents. We carry our cash equivalents at cost, which approximates fair value because of the short maturity of the instruments. The weighted average annualized interest rates were 0.4% and 0.3% at December 31, 2010 and 2009, respectively, for cash equivalents totaling $462.1 million and $820.5 million, respectively. We maintain zero balance cash disbursement accounts with certain banks. Outstanding checks in excess of deposits with these banks totaled $49.1 million and $41.6 million at December 31, 2010 and 2009, respectively, and are classified as accounts payable in the Consolidated Balance Sheets. Changes in these overdraft amounts are reported in the Consolidated Statements of Cash Flows as a financing activity.

**Accounts Receivable and Allowance for Doubtful Accounts:** Concentrations of credit risk with respect to customer and dealer receivables are limited due to the large number of customers, dealers and their location in many different geographic areas of the country. We establish an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information. Historically, such losses, in the aggregate, have not exceeded our expectations. Account balances are charged against the allowance when we believe it is probable that the receivable will not be recovered. We have concentration of credit risk from service providers in the wireless telephone industry, primarily Sprint, AT&T, T-Mobile and Verizon. The average payment term for these receivable balances is approximately 45 days.

**Inventories:** Our inventories are stated at the lower of cost (principally based on average cost, which approximates FIFO) or market value and are comprised primarily of finished goods. Included in the cost of the inventories are in-bound freight expenses to our distribution centers, out-bound freight expenses to our retail outlets, and other direct costs relating to merchandise acquisition and distribution. Also included in the cost of inventory are certain vendor allowances that are not a reimbursement of specific, incremental and identifiable costs to promote a vendor's products. If the calculated net realizable value of the inventory is determined to be less than the recorded cost, a provision is made to reduce the carrying amount of the inventory.

**Property, Plant and Equipment:** We state our property, plant and equipment at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the following useful lives: 10-40 years for buildings; 2-15 years for furniture, fixtures, equipment and software; leasehold improvements are amortized over the shorter of the terms of the underlying leases, including certain renewal periods, or the estimated useful lives of the improvements. Major additions and betterments that substantially extend the useful life of an asset are capitalized and depreciated. Expenditures for normal maintenance and repairs are charged directly to expense as incurred.

**Capitalized Software Costs:** We capitalize qualifying costs related to the acquisition or development of internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized costs are amortized over the estimated useful life of the software, which ranges between three and five years. The unamortized balance of capitalized software costs at December 31, 2010 and 2009, was $55.3 million and $46.6 million, respectively. Amortization of computer software was approximately $11.9 million, $15.1 million and $21.1 million in 2010, 2009 and 2008, respectively.

**Impairment of Long-Lived Assets:** We review long-lived assets (primarily property, plant and equipment) held and used, or to be disposed of, for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. Recoverability is assessed based on estimated undiscounted cash flows from the useful asset. If the carrying amount of an asset is not recoverable, we recognize an impairment loss equal to the amount by which the carrying amount exceeds fair value. We estimate fair value based on projected future discounted cash flows. Our policy is to evaluate long-lived assets for impairment at a store level for retail operations.

**Leases:** For lease agreements that provide for escalating rent payments or free-rent occupancy periods, we recognize rent expense on a straight-line basis over the non-cancelable lease term and certain option renewal periods that appear to be reasonably assured at the inception of the lease term. The lease term commences on the date we take possession of or control the physical use of the property. Deferred rent is included in other current liabilities in the Consolidated Balance Sheets.

**Goodwill and Intangible Assets:** Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill and intangible assets with indefinite useful lives are reviewed at least annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and intangible assets may be impaired). We estimate fair values utilizing valuation methods such as discounted cash flows and comparable market valuations. We have elected the fourth quarter to complete our annual goodwill impairment test. As a result of the fourth quarter impairment analyses, we determined that no impairment charges to goodwill were required.

The changes in the carrying amount of goodwill by segment were as follows for the years ended December 31, 2010 and 2009:

| (In millions) | U.S. RadioShack Stores | Kiosks | Other | Total |
|---|---|---|---|---|
| **Balances at December 31, 2008** | | | | |
| Goodwill | $ 2.8 | $ 18.6 | $ 35.4 | $ 56.8 |
| Accumulated impairment losses | -- | (18.6) | (1.5) | (20.1) |
| | 2.8 | -- | 33.9 | 36.7 |
| Purchase accounting adjustments related to acquisition of RadioShack de Mexico | -- | -- | 0.3 | 0.3 |
| Foreign currency translation adjustment | -- | -- | 1.9 | 1.9 |
| **Balances at December 31, 2009** | | | | |
| Goodwill | 2.8 | 18.6 | 37.6 | 59.0 |
| Accumulated impairment losses | -- | (18.6) | (1.5) | (20.1) |
| | 2.8 | -- | 36.1 | 38.9 |
| Acquisition of dealer | 0.1 | -- | -- | 0.1 |
| Foreign currency translation adjustment | -- | -- | 2.2 | 2.2 |
| **Balances at December 31, 2010** | | | | |
| Goodwill | 2.9 | 18.6 | 39.8 | 61.3 |
| Accumulated impairment losses | -- | (18.6) | (1.5) | (20.1) |
| | $ 2.9 | $ -- | $ 38.3 | $ 41.2 |

**Self-Insurance:** We are self-insured for certain claims relating to workers' compensation, automobile, property, employee health care, and general and product liability claims, although we obtain third-party insurance coverage to limit our exposure to these claims. We estimate our self-insured liabilities using historical claims experience and actuarial assumptions followed in the insurance industry. Although we believe we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

**Income Taxes:** Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, we recognize future tax benefits to the extent that such benefits are more likely than not to be realized. Income tax expense includes U.S. and international income taxes, plus the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested.

**Revenue Recognition:** Our revenue is derived principally from the sale of name brand and private brand products and services to consumers. Revenue is recognized, net of an estimate for customer refunds and product returns, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

Certain products, such as wireless telephone handsets, require the customer to use the services of a third-party service provider. The third-party service provider pays us an upfront commission and, in some cases, a monthly recurring residual amount based upon the ongoing arrangement between the service provider and the customer. Our sale of an activated wireless telephone handset is the single event required to meet the delivery criterion for both the upfront commission and the residual revenue. Upfront commission revenue, net of estimated service deactivations, is generally recognized at the time an activated wireless telephone handset is sold to the customer at the point-of-sale. Based on our extensive history in selling activated wireless telephone handsets, we have been able to establish reliable deactivation estimates. Recurring residual income is recognized as earned under the terms of our contracts with the service providers, which is typically as the service provider bills its customer, generally on a monthly basis. Sales of wireless handsets and the related commissions and residual income constitute more than 40 percent of our total revenue. Our three largest third-party wireless service providers are Sprint, AT&T, and T-Mobile.

**Cost of Products Sold:** Cost of products sold primarily includes the total cost of merchandise inventory sold, direct costs relating to merchandise acquisition and distribution (including depreciation and excise taxes), costs of services provided, in-bound freight expenses to our distribution centers, out-bound freight expenses to our retail outlets, physical inventory valuation adjustments and losses, customer shipping and handling charges, and certain vendor allowances (see "Vendor Allowances" below).

**Vendor Allowances:** We receive allowances from third-party service providers and product vendors through a variety of promotional programs and arrangements as a result of purchasing and promoting their products and services in the normal course of business. We consider vendor allowances received to be a reduction in the price of a vendor's products or services and record them as a component of inventory until the product is sold, at which point we record them as a component of cost of products sold unless the allowances represent reimbursement of specific, incremental and identifiable costs incurred to promote a vendor's products and services. In this case, we record the vendor reimbursement when earned as an offset to the associated expense incurred to promote the applicable products and/or services.

**Advertising Costs:** Our advertising costs are expensed the first time the advertising takes place. We receive allowances from certain third-party service providers and product vendors that we record when earned as an offset to advertising expense incurred to promote the applicable products and/or services only if the allowances represent reimbursement of specific, incremental and identifiable costs (see "Vendor Allowances" above). Advertising expense was $206.1 million, $193.0 million and $214.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

**Stock-Based Compensation:** We measure all employee stock-based compensation awards using a fair value method and record this expense in the consolidated financial statements. Our stock-based compensation relates to stock options, restricted stock awards, and other equity-based awards issued to our employees and directors. On the date that an award is granted, we determine the fair value of the award and recognize the compensation expense over the requisite service period, which typically is the period over which the award vests.

**Fair Value Measurements:** Certain assets and liabilities are required to be measured at fair value either on a recurring or non-recurring basis. We estimate fair values based on one or more of the following valuation techniques: the market approach (comparable market prices), the income approach (present value of future income or cash flow), or the cost approach (cost to replace the service capacity of an asset or replacement cost). See Note 12 - "Fair Value Measurements" for additional disclosures of our fair value measurements.

**Derivative Instruments and Hedging Activities:** We recognize all financial instruments that qualify for derivative instrument accounting at fair value in the Consolidated Balance Sheets. Changes in the fair value of derivative financial instruments that qualify for hedge accounting are recorded in stockholders' equity as a component of comprehensive income or as an adjustment to the carrying value of the hedged item. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings.

We maintain internal controls over our hedging activities, which include policies and procedures for risk assessment and the approval, reporting and monitoring of all derivative financial instrument activities. We monitor our hedging positions and creditworthiness of our counter-parties and do not anticipate losses due to our counter-parties' nonperformance. We do not hold or issue derivative financial instruments for trading or speculative purposes. To qualify for hedge accounting, derivatives must meet defined correlation and effectiveness criteria, be designated as a hedge and result in cash flows and financial statement effects that substantially offset those of the position being hedged.

**Foreign Currency Translation:** The functional currency of substantially all operations outside the U.S. is the applicable local currency. Translation gains or losses related to net assets located outside the United States are included as a component of accumulated other comprehensive (loss) income and are classified in the stockholders' equity section of the accompanying Consolidated Balance Sheets.

**Reclassifications:** Certain amounts in the December 31, 2009 and 2008, financial statements have been reclassified to conform to the December 31, 2010, presentation. These reclassifications had no effect on net income or total stockholders' equity as previously reported.

**New Accounting Standards:** In June 2009, the FASB issued new accounting guidance to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance was effective for fiscal years beginning after November 15, 2009. We adopted this guidance effective January 1, 2010, and the adoption had no effect on our consolidated financial statements.

## NOTE 3 – SUPPLEMENTAL BALANCE SHEET DISCLOSURES

**Accounts and Notes Receivable, Net:** As of December 31, 2010 and 2009, we had the following accounts and notes receivable outstanding in the accompanying Consolidated Balance Sheets:

| (In millions) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Receivables from vendors and service providers, net | $ 291.0 | $ 247.5 |
| Trade accounts receivable | 57.6 | 49.1 |
| Other receivables | 30.3 | 27.7 |
| Allowance for doubtful accounts | (1.4) | (1.8) |
| Accounts and notes receivable, net | $ 377.5 | $ 322.5 |

Receivables from vendors and service providers relate to earned wireless activation commissions, rebates, residual income, promotions, marketing development funds and other payments from our third-party service providers and product vendors, after taking into account estimates for service providers' customer deactivations and non-activations, which are factors in determining the amount of wireless activation commissions and residual income earned.

The change in the allowance for doubtful accounts is as follows:

| (In millions) | December 31, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|
| Balance at the beginning of the year | $ 1.8 | $ 1.5 | $ 2.5 |
| Provision for bad debts included in selling, general and administrative expense | 0.1 | 0.4 | 0.6 |
| Uncollected receivables written off, net | (0.5) | (0.1) | (1.6) |
| Balance at the end of the year | $ 1.4 | $ 1.8 | $ 1.5 |

### Other Current Assets, Net:

| (In millions) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Deferred income taxes | $ 61.4 | $ 68.8 |
| Other | 46.7 | 45.6 |
| Total other current assets, net | $ 108.1 | $ 114.4 |

### Property, Plant and Equipment, Net:

| (In millions) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Land | $ 2.4 | $ 2.4 |
| Buildings | 55.7 | 55.2 |
| Furniture, fixtures, equipment and software | 673.5 | 663.2 |
| Leasehold improvements | 362.8 | 360.9 |
| Total PP&E | 1,094.4 | 1,081.7 |
| Less accumulated depreciation and amortization | (820.1) | (799.4) |
| Property, plant and equipment, net | $ 274.3 | $ 282.3 |

### Other Assets, Net:

| (In millions) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Notes receivable | $ 9.6 | $ 10.0 |
| Deferred income taxes | 45.9 | 53.1 |
| Other | 25.7 | 29.3 |
| Total other assets, net | $ 81.2 | $ 92.4 |

### Accrued Expenses and Other Current Liabilities:

| (In millions) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Payroll and bonuses | $ 60.0 | $ 68.7 |
| Insurance | 65.0 | 75.9 |
| Sales and payroll taxes | 41.4 | 41.9 |
| Rent | 36.5 | 36.8 |
| Advertising | 26.9 | 31.4 |
| Gift card deferred revenue | 19.5 | 19.4 |
| Other | 68.7 | 86.6 |
| Total accrued expenses and other current liabilities | $ 318.0 | $ 360.7 |

### Other Non-Current Liabilities:

| (In millions) | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Deferred compensation | $ 34.6 | $ 33.1 |
| Liability for unrecognized tax benefits | 36.6 | 35.1 |
| Other | 21.8 | 30.5 |
| Total other non-current liabilities | $ 93.0 | $ 98.7 |

## NOTE 4 – ACQUISITIONS

**RadioShack de Mexico:** In December 2008, we acquired the remaining interest (slightly more than 50%) of our Mexican joint venture - RadioShack de Mexico, S.A. de C.V. - with Grupo Gigante, S.A.B. de C.V. We now own 100% of this subsidiary, which consisted of 200 RadioShack-branded stores and 14 dealers throughout Mexico at the time of acquisition. The purchase price was $44.9 million, which consisted of $42.2 million in cash paid and transaction costs, net of cash acquired, plus $2.7 million in assumed debt. The acquisition was accounted for using the purchase method of accounting in accordance with the FASB's accounting guidance for business combinations. The purchase price allocation resulted in an excess of purchase price over net tangible assets acquired of $35.5 million, all of which was attributed to goodwill. The goodwill is not subject to amortization for book purposes but rather an annual test for impairment. The premium we paid in excess of the fair value of the net assets acquired was based on the established business in Mexico and our ability to expand our business in Mexico and possibly other countries. The goodwill is not deductible for tax purposes. Results of the acquired business have been included in our operations since December 1, 2008.

## NOTE 5 – INDEBTEDNESS AND BORROWING FACILITIES

**Long-Term Debt:**

| (In millions) | December 31, 2010 | 2009 |
|---|---|---|
| Five year 2.5% unsecured convertible notes due in 2013 | $ 375.0 | $ 375.0 |
| Ten-year 7.375% unsecured note payable due in 2011 | 306.8 | 306.8 |
| Other | 1.0 | 1.0 |
| | 682.8 | 682.8 |
| Unamortized debt discounts and other costs | (44.2) | (59.4) |
| Basis adjustment due to interest rate swaps | 1.2 | 4.4 |
| | 639.8 | 627.8 |
| Less current portion of: | | |
| Notes payable | 306.8 | -- |
| Unamortized basis adjustment and other costs | 1.2 | -- |
| | 308.0 | -- |
| Total long-term debt | $ 331.8 | $ 627.8 |

Long-term borrowings outstanding at December 31, 2010, mature as follows:

| (In millions) | Long-Term Borrowings |
|---|---|
| 2011 | $ 306.8 |
| 2012 | -- |
| 2013 | 375.0 |
| 2014 | 1.0 |
| 2015 | -- |
| 2016 and thereafter | -- |
| Total | $ 682.8 |

**2013 Convertible Notes:** In August 2008, we issued $375 million principal amount of convertible senior notes due August 1, 2013, (the "2013 Convertible Notes") in a private offering to qualified institutional buyers under Securities and Exchange Commission ("SEC") Rule 144A. The 2013 Convertible Notes were issued at par and bear interest at a rate of 2.50% per annum. Interest is payable semiannually, in arrears, on February 1 and August 1.

Each $1,000 of principal of the 2013 Convertible Notes is initially convertible, under certain circumstances, into 41.2414 shares of our common stock (or a total of approximately 15.5 million shares), which is the equivalent of $24.25 per share, subject to adjustment upon the occurrence of specified events set forth under terms of the 2013 Convertible Notes. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any (the "excess conversion value"), may be paid in cash or in stock, at our option. Holders may convert their 2013 Convertible Notes into common stock on the net settlement basis described above at any time from May 1, 2013, until the close of business on July 29, 2013, or if, and only if, one of the following conditions has been met:

- During any calendar quarter, and only during such calendar quarter, in which the closing price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceeds 130% of the conversion price per share of common stock in effect on the last day of such preceding calendar quarter
- During the five consecutive business days immediately after any 10 consecutive trading day period in which the average trading price per $1,000 principal amount of 2013 Convertible Notes was less than 98% of the product of the closing price of the common stock on such date and the conversion rate on such date
- We make specified distributions to holders of our common stock or specified corporate transactions occur

The 2013 Convertible Notes were not convertible at the holders' option at any time during 2010 or 2009.

Holders who convert their 2013 Convertible Notes in connection with a change in control may be entitled to a make-whole premium in the form of an increase in the conversion rate. In addition, upon a change in control, liquidation, dissolution or delisting, the holders of the 2013 Convertible Notes may require us to repurchase for cash all or any portion of their 2013 Convertible Notes for 100% of the principal amount of the notes plus accrued and unpaid interest, if any. As of December 31, 2010, none of the conditions allowing holders of the 2013 Convertible Notes to convert or requiring us to repurchase the 2013 Convertible Notes had been met.

In connection with the issuance of the 2013 Convertible Notes, we entered into separate convertible note hedge transactions and separate warrant transactions with respect to our common stock to reduce the potential dilution upon conversion of the 2013 Convertible Notes (collectively referred to as the "Call Spread Transactions"). The convertible note hedges and warrants will generally have the effect of increasing the economic conversion price of the 2013 Convertible Notes to $36.60 per share of our common stock, representing a 100% conversion premium based on the closing price of our common stock on August 12, 2008. See Note 6 - "Stockholders' Equity," for more information on the Call Spread Transactions.

Because the principal amount of the 2013 Convertible Notes will be settled in cash upon conversion, the 2013 Convertible Notes will only affect diluted earnings per share when the price of our common stock exceeds the conversion price (initially $24.25 per share). We will include the effect of the additional shares that may be issued from conversion in our diluted net income per share calculation using the treasury stock method.

When accounting for the 2013 Convertible Notes, we apply accounting guidance related to the accounting for convertible debt instruments that may be settled in cash upon conversion. This guidance requires us to account separately for the liability and equity components of our convertible notes in a manner that reflects our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This guidance requires bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the income statement.

Accordingly, we recorded an adjustment to reduce the carrying value of our 2013 Convertible Notes by $73.0 million and recorded this amount in stockholders' equity. This adjustment was based on the calculated fair value of a similar debt instrument in August 2008 (at issuance) that did not have an associated equity component. The annual interest rate calculated for a similar debt instrument in August 2008 was 7.6%. The resulting discount is being amortized to interest expense over the remaining term of the convertible notes. The carrying value of the 2013 Convertible Notes was $330.8 million and $315.8 million at December 31, 2010 and 2009, respectively. We recognized interest expense of $9.4 million in both 2010 and 2009 related to the stated 2.50% coupon. We recognized non-cash interest expense of $15.0 million, $13.8 million, and $5.0 million in 2010, 2009 and 2008, respectively, for the amortization of the discount on the liability component.

Debt issuance costs of $7.5 million were capitalized and are being amortized to interest expense over the term of the 2013 Convertible Notes. Unamortized debt issuance costs were $3.7 million at December 31, 2010. Debt issuance costs of $1.9 million were related to the equity component and were recorded as a reduction of additional paid-in capital.

For federal income tax purposes, the issuance of the 2013 Convertible Notes and the purchase of the convertible note hedges are treated as a single transaction whereby we are considered to have issued debt with an original issue discount. The amortization of this discount in future periods is deductible for tax purposes.

**2011 Long-Term Notes:** On May 11, 2001, we issued $350 million of 10-year 7.375% notes ("2011 Notes") in a private offering to qualified institutional buyers under SEC Rule 144A. In August 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. The exchange resulted in substantially all of the notes becoming registered with the SEC and did not result in additional debt being issued.

The annual interest rate on the notes is 7.375% per annum, with interest payable on November 15 and May 15 of each year. The notes contain certain non-financial covenants and mature on May 15, 2011. In September 2009, we completed a tender offer to purchase for cash any and all of these notes. Upon expiration of the offer, $43.2 million of the aggregate outstanding principal amount of the notes was validly tendered and accepted. We paid a total of $46.6 million, which consisted of the purchase price of $45.4 million for the tendered notes plus $1.2 million in accrued and unpaid interest, to the holders of the tendered notes. We incurred $0.2 million in expenses and adjusted the carrying value of the tendered notes by an incremental $0.8 million to reflect a proportionate write-off of the balance associated with our fair value hedge included in long-term debt. This transaction resulted in a loss of $1.6 million classified as other loss on our consolidated statements of income.

A portion of these notes were hedged by our interest rate swaps. Upon repurchase of these notes, we were required to discontinue the hedge accounting treatment associated with these derivative instruments, which used the short-cut method. The remaining balance associated with our fair value hedge was recorded as an adjustment to the carrying value of these notes and is being amortized to interest expense over the remaining term of the notes. At December 31, 2010, this carrying value adjustment was $1.2 million. See Note 11 - "Derivative Financial Instruments," for more information on our interest rate swaps.

On January 4, 2011, we announced our intention to redeem any and all outstanding 2011 Notes on March 4, 2011. See Note 15 - "Subsequent Events" for more information.

**Credit Facilities:** Our $325 million credit facility provided us a source of liquidity. Interest charges under this facility were derived using a base LIBOR rate plus a margin that changed based on our credit ratings. This facility had customary terms and covenants, and we were in compliance with these covenants at December 31, 2010.

As of December 31, 2010, we had $292.3 million in borrowing capacity available under the facility. We did not borrow under the facility during 2010, but we did arrange for the issuance of standby letters of credit totaling $32.7 million under the facility.

This credit facility was scheduled to expire in May of 2011. On January 4, 2011, we terminated the facility and replaced it with a new $450 million five-year asset-based revolving credit facility. See Note 15 - "Subsequent Events" for more information.

## NOTE 6 – STOCKHOLDERS' EQUITY

**2005 Share Repurchase Program:** In February 2005, our Board of Directors approved a share repurchase program with no expiration date authorizing management to repurchase up to $250 million of our common stock in open market purchases. During 2008, we repurchased approximately 0.1 million shares or $1.4 million of our common stock under this program. As of December 31, 2008, there were no further share repurchases authorized under this program.

**2008 Share Repurchase Program:** In July 2008, our Board of Directors approved a share repurchase program with no expiration date authorizing management to repurchase up to $200 million of our common stock. During the third quarter of 2008, we repurchased 6.0 million shares or $110.0 million of our common stock under this program. As of December 31, 2008, there was $90.0 million available for share repurchases under this program.

In August 2009, our Board of Directors approved a $200 million increase in this share repurchase program. As of December 31, 2009, $290 million of the total authorized amount was available for share repurchases under this program.

In August 2010, our Board of Directors approved an increase in this share repurchase program from $400 million to $610 million with $500 million available for share repurchases under this program. In November 2010, we completed a $300 million accelerated share repurchase ("ASR") program that we entered into in August 2010, which is further discussed below. We repurchased 14.9 million shares under the ASR program. In addition, after the conclusion of the ASR program in November 2010, we repurchased $98.6 million worth of shares in the open market, representing 4.9 million shares. As of December 31, 2010, $101.4 million of the total authorized amount was available for share repurchases under this program.

**Accelerated Share Repurchase Program:** As mentioned above, in August 2010, we entered into an accelerated share repurchase program with two investment banks to repurchase shares of our common stock under our approved share repurchase program. On August 24, 2010, we paid $300 million to the investment banks in exchange for an initial delivery of 11.7 million shares to us. At the conclusion of the ASR program, we received an additional 3.2 million shares. The 14.9 million shares delivered to us was based on the average daily volume weighted average price of our common stock over a period beginning immediately after the effective date of the ASR agreements and ending on November 2, 2010.

**Dividends Declared:** We declared an annual dividend of $0.25 per share in November of 2010, 2009 and 2008. The dividends were paid in December of each year.

**Call Spread Transactions:** In connection with the issuance of the 2013 Convertible Notes (see Note 5 – "Indebtedness and Borrowing Facilities"), we entered into separate convertible note hedge transactions and separate warrant transactions related to our common stock with Citigroup and Bank of America to reduce the potential dilution upon conversion of the 2013 Convertible Notes.

Under the terms of the convertible note hedge arrangements (the "Convertible Note Hedges"), we paid $86.3 million for a forward purchase option contract under which we are entitled to purchase a fixed number of shares of our common stock at a price per share of $24.25. In the event of the conversion of the 2013 Convertible Notes, this forward purchase option contract allows us to purchase, at a fixed price equal to the implicit conversion price of common shares issued under the 2013 Convertible Notes, a number of common shares equal to the common shares that we issue to a note holder upon conversion. Settlement terms of this forward purchase option allow us to elect cash or share settlement based on the settlement option we choose in settling the conversion feature of the 2013 Convertible Notes. The Convertible Note Hedges expire on August 1, 2013.

Also concurrent with the issuance of the 2013 Convertible Notes, we sold warrants (the "Warrants") permitting the purchasers to acquire shares of our common stock. The Warrants are currently exercisable for 15.5 million shares of RadioShack common stock at a current exercise price of $36.60 per share. We received $39.9 million in proceeds for the sale of the Warrants. The Warrants may be settled at various dates beginning in November 2013 and ending in March 2014. The Warrants provide for net share settlement. In no event will we be required to deliver a number of shares in connection with the transaction in excess of twice the aggregate number of Warrants.

We determined that the Convertible Note Hedges and Warrants meet the requirements of the FASB's accounting guidance for accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock and other relevant guidance and, therefore, are classified as equity transactions. As a result, we recorded the purchase of the Convertible Note Hedges as a reduction in additional paid-in capital and the proceeds of the Warrants as an increase to additional paid-in capital in the Consolidated Balance Sheets, and we will not recognize subsequent changes in the fair value of the agreements in the financial statements.

In accordance with the FASB's accounting guidance in calculating earnings per share, the Warrants will have no effect on diluted net income per share until our common stock price exceeds the per share strike price of $36.60 for the Warrants. We will include the effect of additional shares that may be issued upon exercise of the Warrants using the treasury stock method. The Convertible Note Hedges are antidilutive and, therefore, will have no effect on diluted net income per share.

**Treasury Stock Retirement:** In December 2010, our Board of Directors approved the retirement of 45.0 million shares of our common stock held as treasury stock. These shares returned to the status of authorized and unissued.

## NOTE 7 – STOCK-BASED INCENTIVE PLANS

We have implemented several plans to award employees with stock-based compensation, which are described below.

**Incentive Stock Plans:** Under the Incentive Stock Plans ("ISPs") described below, the exercise price of options must be equal to or greater than the fair market value of a share of our common stock on the date of grant. The Management Development and Compensation Committee of our Board of Directors ("MD&C") specifies the terms for grants of options under these ISPs; terms of these options may not exceed ten years. Grants of options generally vest over three years and grants typically have a term of seven or ten years. Option agreements issued under the ISPs generally provide that, in the event of a change in control, all options become immediately and fully exercisable. Repricing or exchanging options for lower priced options is not permitted under the ISPs without shareholder approval. A brief description of each of our incentive stock plans with awards still outstanding is included below:

**1997 Incentive Stock Plan ("1997 ISP"):** The 1997 ISP permitted the grant of up to 11.0 million shares in the form of incentive stock options ("ISOs"), non-qualified stock options (options which are not ISOs) ("NQs") and restricted stock. The 1997 ISP expired on February 27, 2007, and no further grants may be made under this plan.

**1999 Incentive Stock Plan ("1999 ISP"):** The 1999 ISP permitted the grant of up to 9.5 million shares in the form of NQs. Grants of restricted stock, performance awards and options intended to qualify as ISO's under the Internal Revenue Code were not authorized under this plan. The 1999 ISP also permitted directors to elect to receive shares in lieu of cash payments for their annual retainer fees and board and committee meeting fees. The 1999 ISP expired on February 23, 2009, and no further grants may be made under this plan.

**2001 Incentive Stock Plan ("2001 ISP"):** The 2001 ISP permitted the grant of up to 9.2 million shares in the form of ISOs and NQs. The 2001 ISP also permitted directors to elect to receive shares in lieu of cash payments for their annual retainer fees and board and committee meeting fees. The 2001 ISP was terminated in 2009 upon the shareholder approval of the 2009 ISP and no further grants may be made under this plan.

**2009 Incentive Stock Plan ("2009 ISP"):** The 2009 ISP permits the grant of up to 11.0 million shares in the form of ISOs, NQs, restricted stock, restricted stock units, stock appreciation rights, or other stock-based awards. The 2009 ISP also permits directors to elect to receive shares in lieu of cash payments for their annual retainer fees and board and committee meeting fees. Full-value awards granted under the 2009 ISP, such as restricted stock and restricted stock units, will reduce the number of shares available for grant by 1.68 shares for each share or unit granted. Stock options and stock appreciation rights will reduce the number of shares available for grant by one share for each stock option or stock appreciation right granted. This plan expires on February 18, 2019. As of December 31, 2010, there were 9.8 million shares available for grants under the 2009 ISP.

During the third quarter of 2006, we granted 1.7 million options under the 1997, 1999 and 2001 ISPs to our Chief Executive Officer and Chief Financial Officer. These options vested over four years from the date of grant and have a term of seven years. We also granted 2.5 million non-plan options to our Chief Executive Officer as part of an inducement grant related to the terms of his employment. These options vested over four years from the date of grant and have a term of seven years. An additional market condition was attached to 2.0 million of these non-plan options that restricted exercise until certain stock price hurdles had been achieved. The market condition was met in 2007, and all stock price hurdles have been achieved.

The fair value of the stock options granted during the years ended December 31, 2010, 2009 and 2008, was estimated using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton model requires the use of certain subjective assumptions. The following table lists the assumptions used in calculating the fair value of stock options granted during each year:

| Valuation Assumptions[1] | 2010 | 2009 | 2008 |
|---|---|---|---|
| Risk free interest rate[2] | 2.3% | 2.0% | 2.8% |
| Expected dividend yield | 1.3% | 1.8% | 1.0% |
| Expected stock price volatility[3] | 42.4% | 50.4% | 40.5% |
| Expected life of stock options (in years)[4] | 5.4 | 5.4 | 4.6 |

(1) Forfeitures are estimated using historical experience and projected employee turnover.

(2) Based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of our stock options.

(3) We consider both the historical volatility of our stock price, as well as implied volatilities from exchange-traded options on our stock.

(4) We estimate the expected life of stock options based upon historical experience.

Information with respect to stock option activity under the above plans is as follows:

| | Shares (In thousands) | Weighted Average Exercise Price | Remaining Contractual Life (in years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| Outstanding at January 1, 2010 | 10,014 | $ 20.28 | | |
| Grants | 194 | 19.23 | | |
| Exercised | (213) | 15.11 | | |
| Expired | (892) | 37.30 | | |
| Forfeited | (586) | 36.01 | | |
| Outstanding at December 31, 2010 | 8,517 | $ 17.52 | 2.8 | $ 34.4 |
| Exercisable at December 31, 2010 | 7,134 | $ 18.83 | 2.4 | $ 23.6 |

The weighted-average grant-date fair value of stock options granted during 2010, 2009 and 2008, was $7.08, $4.32 and $6.33, respectively. The total fair value of stock options vested was $8.5 million, $7.2 million and $8.5 million in 2010, 2009 and 2008, respectively.

The aggregate intrinsic value of options exercised under our stock option plans was $1.3 million, $0.1, and zero for 2010, 2009 and 2008, respectively. The aggregate intrinsic value is the amount by which the market price of our common stock on the date of exercise exceeded the exercise price of the option. Net cash proceeds from the exercise of stock options were $4.0 million, $0.7 million and zero in 2010, 2009 and 2008, respectively. The actual income tax benefit realized from stock option exercises was $0.5 million, zero and zero, in 2010, 2009 and 2008, respectively.

The following table summarizes information concerning currently outstanding and exercisable options to purchase our common stock:

| (Share amounts in thousands) | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares Outstanding at Dec. 31, 2010 | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price | Shares Exercisable at Dec. 31, 2010 | Weighted Average Exercise Price |
| $ 7.05 – 13.58 | 1,347 | 5.2 | $ 7.13 | 403 | $ 7.05 |
| 13.82 | 4,000 | 2.5 | 13.82 | 4,000 | 13.82 |
| 14.71 – 19.20 | 1,180 | 4.2 | 18.27 | 754 | 18.10 |
| 19.20 – 35.08 | 1,147 | 1.5 | 26.57 | 1,134 | 26.65 |
| 38.35 | 843 | 0.2 | 38.35 | 843 | 38.35 |
| $ 7.05 – 38.35 | 8,517 | 2.8 | $ 17.52 | 7,134 | $ 18.83 |

**Restricted Stock Plan:** The 2007 Restricted Stock Plan ("2007 RSP") permitted the grant of up to 0.5 million shares of restricted stock to selected officers of the company, as determined by the MD&C. This plan was terminated in 2009 upon shareholder approval of the 2009 ISP, and no further grants may be made under this plan. Transactions related to restricted stock awards issued under the 2007 RSP and the 2009 ISP for the year ended December 31, 2010, are summarized as follows:

| (In thousands, except per share amounts) | Shares | Weighted-Average Fair Value Per Share |
|---|---|---|
| Non-vested at January 1, 2010 | 353 | $ 9.99 |
| Granted | 298 | 19.21 |
| Vested or released [1] | (191) | 13.68 |
| Canceled or forfeited | (6) | 14.90 |
| Non-vested at December 31, 2010 | 454 | $ 14.43 |

(1) For plan participants age 55 and older, certain granted but unvested shares are released from the plan for tax withholdings on the participants' behalf.

We granted approximately 298,000, 346,000, and 158,000 shares of restricted stock in 2010, 2009 and 2008, respectively, under these plans.

Restricted stock awards are valued at the market price of a share of our common stock on the date of grant. In general, these awards vest at the end of a three-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. This expense totaled $4.7 million, $1.8 million, and $1.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The weighted-average grant-date fair value per share of restricted stock awards granted was $19.21, $7.05 and $18.15 in 2010, 2009 and 2008, respectively. The total fair value of restricted stock awards vested was approximately $1.7 million, $1.3 million and $1.1 million in 2010, 2009 and 2008, respectively.

The compensation cost charged against income for all stock-based compensation plans was $9.9 million, $12.1 million and $12.8 million in 2010, 2009 and 2008, respectively. The total income tax benefit recognized for all stock-based compensation plans was $2.6 million, $3.9 million and $3.4 million in 2010, 2009 and 2008, respectively. At December 31, 2010, there was $4.0 million of unrecognized compensation expense related to the unvested portion of our stock-based awards that is expected to be recognized over a weighted average period of 1.2 years.

**Deferred Stock Units:** In 2004, the stockholders approved the RadioShack 2004 Deferred Stock Unit Plan for Non-Employee Directors ("Deferred Plan"). The Deferred Plan replaced the one-time and annual stock option grants to non-employee directors ("Directors") as specified in the 1997, 1999 and 2001 ISPs. New Directors received a one-time grant of 5,000 deferred stock units ("Units") on the date they attended their first Board meeting. The Deferred Plan also specified that each Director who had served one year or more as of June 1 of any year would automatically be granted 3,500 Units on the first business day of June of each year in which he or she served as a Director.

In February 2007, the Board of Directors amended the Deferred Plan to provide that, in lieu of the original amounts described above, each non-employee director now receives a one-time initial grant of units equal to the number of shares of our common stock that represent a fair market value of $150,000 on the grant date, and an annual grant of units equal to the number of shares of our common stock that represent a fair market value of $105,000 on the annual grant date.

Under the Deferred Plan, one-third of the Units vest annually over three years from the date of grant. Vesting of outstanding awards is accelerated under certain circumstances. At termination of service, death, disability or change in control of RadioShack, Directors will receive shares of common stock equal to the number of vested Units. Directors may receive these shares in a lump sum or they may defer receipt of these shares in equal installments over a period of up to ten years. We granted approximately 29,000, 45,000, and 59,000 Units in 2010, 2009 and 2008, respectively. The weighted-average grant-date fair value per Unit granted was $21.75, $13.97 and $14.24 in 2010, 2009 and 2008, respectively. There were approximately 211,000 Units outstanding and 705,000 Units available for grant at December 31, 2010.

## NOTE 8 – EMPLOYEE BENEFIT PLANS

The following benefit plans were in place during the periods covered by the financial statements.

**RadioShack 401(k) Plan:** The RadioShack 401(k) Plan ("401(k) Plan"), a defined contribution plan, was most recently amended and restated effective July 1, 2010, and allows a participant to defer, by payroll deductions, from 1% to 75% of the participant's annual compensation, limited to certain annual maximums set by the Internal Revenue Code. The 401(k) Plan also presently provides that our contribution to each participant's account maintained under the 401(k) Plan be an amount equal to 100% of the participant's contributions up to 4% of the participant's annual compensation. This percentage contribution made by us is discretionary and may change in the future. Our contributions go directly to the 401(k) Plan and are made in cash and invested according to the investment elections made by the participant for the participant's own contributions. Company contributions to the 401(k) Plan were $6.2 million, $6.6 million and $7.2 million for 2010, 2009 and 2008, respectively.

**Supplemental Executive Retirement Plan:** Prior to January 1, 2006, certain officers of the Company were participants in RadioShack's Salary Continuation Plan ("SCP") or its Deferred Compensation Plan ("DCP" and, together with the SCP, the "Plans"), which provided a defined benefit to be paid out over a ten-year period upon retirement between the ages of 55 and 70. Participation in the Plans and the benefit payments were based solely on the discretion and approval of the MD&C, and the benefit payments did not bear any relationship to a participant's present compensation, final compensation or years of service. We accrued benefit payments earned based on the provisions set forth by the MD&C for each individual person. Based on the method by which the Plans were administered and because there was not a specific plan governing the benefit payment calculation, the accounting and disclosure provisions of the FASB's accounting guidance for pensions were not previously required.

The Company adopted an unfunded Supplemental Executive Retirement Plan ("SERP") effective January 1, 2006, for selected officers of the Company. The SERP was most recently amended and restated effective as of December 31, 2010. Upon retirement at age 55 years or older, participants in the SERP are eligible to receive, for ten years, an annual amount equal to a percentage of the average of their five highest consecutive years of compensation (base salary and bonus), to be paid in 120 monthly installments. The amount of the percentage increases by 2 ½% for each year of participation in the SERP, up to a maximum of 50%.

To be a participant in the SERP, officers who were participants in the SCP or DCP had to withdraw from the applicable plan and would then only receive benefits under the SERP. The benefits for these officers are calculated under the SERP using a formula that calculates the benefit under each plan (SERP, SCP or DCP) and pays the participant the highest dollar benefit.

If a SERP participant terminates employment due to retirement or disability between the ages of 55 and 70, the participant is entitled to their normal vested SERP benefit, paid in 120 equal monthly payments.

Based on the effective date of the SERP of January 1, 2006, fiscal year 2006 was the initial year in which an actuarial valuation was performed. The projected benefit obligation at the beginning of 2006 represents the actuarial valuation that was performed as of January 1, 2006, based on the information and assumptions developed at that time. Participants in the SERP as of January 1, 2006, were given credit for prior service as an officer of the Company. Therefore, this service credit generated prior service costs that are not required to be immediately recognized, but that are amortized for purposes of the net periodic benefit cost calculation over the estimated average remaining service period for active employee participants.

We use the last day of our fiscal year as the measurement date for determining SERP obligations and conduct an actuarial valuation at that date. The change in benefit obligation, plan assets, and funded status for 2010 and 2009 are as follows:

| | Year Ended December 31, | |
|---|---|---|
| (In millions) | 2010 | 2009 |
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | $ 24.0 | $ 26.5 |
| Service cost – benefits earned during the year | 0.6 | 0.5 |
| Interest cost on projected benefit obligation | 1.0 | 1.4 |
| Actuarial loss | 0.5 | 0.8 |
| Benefits paid | (4.9) | (5.2) |
| Benefit obligation at end of year | 21.2 | 24.0 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | -- | -- |
| Employer contribution | 4.9 | 5.2 |
| Benefits paid | (4.9) | (5.2) |
| Fair value of plan assets at end of year | -- | -- |
| Underfunded status | $ (21.2) | $ (24.0) |

The accumulated benefit obligation was $20.6 million and $22.9 million at December 31, 2010 and 2009, respectively.

Amounts recognized as liabilities in the Consolidated Balance Sheets consist of:

| (In millions) | December 31, 2010 | 2009 |
|---|---|---|
| Accrued expenses and other current liabilities | $ 3.9 | $ 5.0 |
| Other non-current liabilities | 17.3 | 19.0 |
| Net amount recognized | $ 21.2 | $ 24.0 |

The cost of the SERP defined benefit plan included the following components for the last three years:

| (In millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Service cost – benefits earned during the year | $ 0.6 | $ 0.5 | $ 0.6 |
| Interest cost on projected benefit obligation | 1.0 | 1.4 | 1.6 |
| Amortization of prior service cost | 0.1 | 0.1 | 0.1 |
| Net periodic benefit cost | $ 1.7 | $ 2.0 | $ 2.3 |

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive loss (pre-tax) included prior service cost of $0.7 million, $0.8 million, and $0.9 million at December 31, 2010, 2009 and 2008, respectively, and an actuarial loss of $0.2 million and gain of $0.3 million at December 31, 2010 and 2009, respectively. The amount of prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 is estimated to be $0.1 million.

Assumptions used to determine benefit obligations at December 31 were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Discount rate | 4.1% | 4.7% | 5.9% |
| Rate of compensation increase | 3.5% | 3.5% | 3.5% |

Actuarial assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Discount rate | 4.7% | 5.9% | 5.7% |
| Rate of compensation increase | 3.5% | 3.5% | 3.5% |

We base our discount rate on the rates of return available on high-quality bonds with maturities approximating the expected period over which the pension benefits will be paid. The rate of compensation increase is based on historical and expected increases.

As the SERP is an unfunded plan, benefit payments are made from the general assets of RadioShack. The expected future benefit payments based upon the assumptions described above and including benefits attributable to future employee service for the following periods are as follows:

| (In millions) | |
|---|---|
| 2011 | $ 4.1 |
| 2012 | 3.5 |
| 2013 | 3.4 |
| 2014 | 3.0 |
| 2015 | 2.5 |
| 2016 through 2020 | 4.0 |

In 2011, we expect to make contributions to the plan of $4.1 million in the form of benefit payments.

## NOTE 9 – INCOME TAXES

The following is a reconciliation of the federal statutory income tax rate to our income tax expense:

| (In millions) | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Components of income from continuing operations: | | | |
| United States | $ 334.0 | $ 326.4 | $ 289.6 |
| Foreign | 2.1 | 2.1 | 9.9 |
| Income before income taxes | 336.1 | 328.5 | 299.5 |
| Statutory tax rate | x 35.0% | x 35.0% | x 35.0% |
| Federal income tax expense at statutory rate | 117.6 | 115.0 | 104.8 |
| State income taxes, net of federal benefit | 9.2 | 9.2 | 8.4 |
| Unrecognized tax benefits | 1.1 | (3.1) | 2.3 |
| Other, net | 2.1 | 2.4 | (5.4) |
| Total income tax expense | $ 130.0 | $ 123.5 | $ 110.1 |
| Effective tax rate | 38.7% | 37.6% | 36.8% |

The components of income tax expense were as follows:

| (In millions) | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 101.9 | $ 105.3 | $ 92.2 |
| State | 13.7 | 7.1 | 14.0 |
| Foreign | 2.4 | 2.6 | (7.8) |
| | 118.0 | 115.0 | 98.4 |
| Deferred: | | | |
| Federal | 10.7 | 8.6 | 8.9 |
| State | 1.1 | 0.2 | 2.8 |
| Foreign | 0.2 | (0.3) | -- |
| | 12.0 | 8.5 | 11.7 |
| Income tax expense | $ 130.0 | $ 123.5 | $ 110.1 |

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities were as follows:

| (In millions) | December 31, 2010 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Depreciation and amortization | $ 16.6 | $ 22.9 |
| Insurance reserves | 15.5 | 18.0 |
| Deferred compensation | 13.7 | 13.6 |
| Deferred revenue | 13.6 | 7.9 |
| Reserve for estimated wireless service deactivations | 12.0 | 14.1 |
| Indirect effect of unrecognized tax benefits | 10.1 | 10.1 |
| Accrued average rent | 8.5 | 8.7 |
| Convertible debt original issue discount | 1.9 | 2.5 |
| Other | 36.4 | 42.7 |
| Total deferred tax assets | 128.3 | 140.5 |
| Deferred tax liabilities: | | |
| Deferred taxes on foreign operations | 6.6 | 6.2 |
| Other | 14.4 | 12.4 |
| Total deferred tax liabilities | 21.0 | 18.6 |
| Net deferred tax assets | $107.3 | $ 121.9 |

Deferred tax assets and liabilities were included in the Consolidated Balance Sheets as follows:

| (In millions) | December 31, 2010 | 2009 |
|---|---|---|
| Other current assets | $ 61.4 | $ 68.8 |
| Other non-current assets | 45.9 | 53.1 |
| Net deferred tax assets | $ 107.3 | $ 121.9 |

We anticipate that we will generate sufficient pre-tax income in the future to realize the full benefit of U.S. deferred tax assets related to future deductible amounts. Accordingly, a valuation allowance was not required at December 31, 2010 or 2009. We have not recorded deferred U.S. income taxes or foreign withholding taxes on temporary differences resulting from earnings for certain foreign subsidiaries that are considered permanently invested outside the United States. The cumulative amount of these earnings and the amount of the unrecognized deferred tax liability related to these earnings were not material to the financial statements.

A reconciliation of the consolidated liability for gross unrecognized income tax benefits (excluding interest) from January 1, 2008, to December 31, 2010, is as follows:

| (In millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance at beginning of year | $ 26.5 | $ 38.1 | $ 45.6 |
| Increases related to prior period tax positions | -- | -- | 1.5 |
| Decreases related to prior period tax positions | (0.4) | (5.5) | (2.8) |
| Increases related to current period tax positions | 1.7 | 1.9 | 4.6 |
| Settlements | (1.1) | (7.2) | (8.8) |
| Lapse in applicable statute of limitations | (0.8) | (0.8) | (2.0) |
| Balance at end of year | $ 25.9 | $ 26.5 | $ 38.1 |

The amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2010, was $20.1 million.

We recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2010 and 2009, we had $10.8 million and $10.1 million, respectively, of accrued interest expense associated with uncertain tax positions. Income tax expense included interest associated with uncertain tax positions of $1.8 million, $3.7 million, and $5.5 million, in 2010, 2009, and 2008, respectively.

We do not expect significant changes in unrecognized tax benefit liabilities over the next twelve months. Our unrecognized tax benefit liabilities are classified in other non-current liabilities on the Consolidated Balance Sheets as of December 31, 2010.

RadioShack Corporation and its U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The U.S. federal statute of limitations is closed for all years prior to 2004. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Our tax returns are currently under examination in various federal, state and foreign jurisdictions. While one or more of these examinations may be concluded within the next twelve months, we do not expect this to have a significant effect on our results of operations or financial position. Our effective tax rate for future periods may be affected by the settlement of tax controversies or by the expiration of the statute of limitations for periods for which a liability has been established.

## NOTE 10 – NET INCOME PER SHARE

Basic net income per share is computed based only on the weighted average number of common shares outstanding for each period presented. Diluted net income per share reflects the potential dilution that would have occurred if securities or other contracts to issue common stock were exercised, converted, or resulted in the issuance of common stock that would have then shared in the earnings of the entity.

The following table reconciles the numerator and denominator used in the basic and diluted earnings per share calculations for the years ended December 31, 2010, 2009 and 2008.

| (In millions, except per share amounts) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Numerator: | | | |
| Net income | $ 206.1 | $ 205.0 | $ 189.4 |
| Denominator: | | | |
| Weighted-average common shares outstanding | 120.5 | 125.4 | 129.0 |
| Dilutive effect of stock-based awards | 2.2 | 0.7 | 0.1 |
| Weighted average shares for diluted net income per share | 122.7 | 126.1 | 129.1 |
| Basic net income per share | $ 1.71 | $ 1.63 | $ 1.47 |
| Diluted net income per share | $ 1.68 | $ 1.63 | $ 1.47 |
| Common stock equivalents that were not included in the calculation of diluted net income per share: | | | |
| Employee stock options [(1)] | 1.8 | 4.6 | 8.6 |
| Warrants to purchase common stock [(1)] | 15.5 | 15.5 | 15.5 |
| Convertible debt Instruments [(2)] | 15.5 | 15.5 | 15.5 |

(1) These common stock equivalents were excluded because their exercise prices ($36.60 per share for the warrants) exceeded the average market price of our common stock during these periods, and the effect of their inclusion would be antidilutive. These securities could be dilutive in future periods.

(2) These common stock equivalents were excluded because the conversion price ($24.25 per share) exceeded the average market price of our common stock during these periods, and the effect of their inclusion would be antidilutive. These securities could be dilutive in future periods.

## NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under the FASB's accounting guidance on the accounting for derivative instruments and hedging activities. We do not hold or issue derivative financial instruments for trading or speculative purposes. To qualify for hedge accounting, derivatives must meet defined correlation and effectiveness criteria, be designated as a hedge and result in cash flows and financial statement effects that substantially offset those of the position being hedged.

By using these derivative instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties and do not anticipate significant losses due to our counterparties' nonperformance. Market risk is the adverse effect on the value of a financial instrument that results from a change in the rate or value of the underlying item being hedged. We minimize this market risk by establishing and monitoring internal controls over our hedging activities, which include policies and procedures that limit the types and degree of market risk that may be undertaken.

**Interest Rate Swap Agreements:** We use interest rate-related derivative instruments to manage our exposure to fluctuations of interest rates. In June and August 2003, we entered into interest rate swap agreements with underlying notional amounts of debt of $100 million and $50 million, respectively, and both with maturities in May 2011. These swaps effectively convert a portion of our long-term fixed rate debt to a variable rate. We entered into these agreements to balance our fixed versus floating rate debt portfolio to continue to take advantage of lower short-term interest rates. Under these agreements, we have contracted to pay a variable rate of LIBOR plus a markup and to receive fixed rates of 7.375%.

The swap agreements were originally designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. The periodic interest settlements, which occur at the same interval as the interest payments on the 2011 Notes, are recorded as interest expense. The gain or loss on these derivatives, as well as the offsetting loss or gain on the related debt, was recognized in current earnings, but had a net earnings effect of zero due to short-cut method accounting.

In September 2009, we repurchased $43.2 million of our 7.375% unsecured notes due in 2011. A portion of these notes were hedged by our interest rate swaps. Upon repurchase of these notes, we were required to discontinue the hedge accounting treatment associated with these derivative instruments which used the short-cut method.

We intend to hold these instruments until their maturities. Changes in fair value of these instruments are recorded in earnings as an adjustment to interest expense. These adjustments resulted in increases in interest expense of $3.4 million and $0.6 million in 2010 and 2009, respectively.

## NOTE 12 – FAIR VALUE MEASUREMENTS

*Assets and Liabilities Measured at Fair Value on a Recurring Basis*

| | | Basis of Fair Value Measurements | | |
|---|---|---|---|---|
| (In millions) | Fair Value of Assets (Liabilities) | Quoted Prices in Active Markets for Identical Items (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **As of December 31, 2010** | | | | |
| Derivatives Not Designated as Hedging Instruments: | | | | |
| Interest rate swaps [1][2] | $1.9 | -- | $1.9 | -- |
| **As of December 31, 2009** | | | | |
| Derivatives Not Designated as Hedging Instruments: | | | | |
| Interest rate swaps [1][3] | $5.3 | -- | $5.3 | -- |

(1) These interest rate swaps serve as economic hedges on our 2011 Notes

(2) Included in other current assets

(3) Included in other assets, net

The FASB's accounting guidance utilizes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value into three broad levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: Inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions

The fair values of our interest rate swaps are the estimated amounts we would have received to settle the agreements. Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term debt. With the exception of long-term debt, the financial statement carrying amounts of these items approximate their fair values due to their short-term nature. Estimated fair values for long-term debt have been determined using recent trading activity and/or bid/ask spreads.

Carrying amounts and the related estimated fair value of our debt financial instruments are as follows:

| | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| (In millions) | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Total debt | $ 639.8 | $ 713.1 | $ 627.8 | $ 740.2 |

The fair values of our 2013 Convertible Notes and 2011 Notes at December 31, 2010, were $400.7 million and $311.4 million, respectively, compared with $422.5 million and $316.7, respectively, at December 31, 2009.

*Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis*

| (In millions) | Fair Value of Assets (Liabilities) | Basis of Fair Value Measurements: Quoted Prices in Active Markets for Identical Items (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Year Ended December 31, 2010** | | | | |
| Long-lived assets held and used | $0.9 | -- | -- | $0.9 |
| **Year Ended December 31, 2009** | | | | |
| Long-lived assets held and used | $1.0 | -- | -- | $1.0 |

In 2010, long-lived assets held and used in certain locations of our U.S. RadioShack company-operated stores segment and certain test store formats classified as other operations with a total carrying value of $4.9 million were written down to their fair value of $0.9 million, resulting in an impairment charge of $4.0 million that was included in earnings for the period. The inputs used to calculate the fair value of these long-lived assets included the projected cash flows and a risk-adjusted rate of return that we estimated would be used by a market participant in valuing these assets.

## NOTE 13 – COMMITMENTS AND CONTINGENCIES

**Lease Commitments:** We lease rather than own most of our facilities. Our lease agreements expire at various dates through 2025. Some of these leases are subject to renewal options and provide for the payment of taxes, insurance and maintenance. Our retail locations comprise the largest portion of our leased facilities. These locations are primarily in major shopping malls and shopping centers owned by other companies. Some leases are based on a minimum rental plus a percentage of the store's sales in excess of a stipulated base figure (contingent rent). Certain leases contain escalation clauses. We also lease a distribution center in Mexico and our corporate headquarters. Additionally, we lease automobiles and information systems equipment.

Future minimum rent commitments at December 31, 2010, under non-cancelable operating leases (net of immaterial amounts of sublease rent income), are included in the following table.

| (In millions) | Operating Leases |
|---|---|
| 2011 | $ 196.7 |
| 2012 | 140.1 |
| 2013 | 93.7 |
| 2014 | 60.1 |
| 2015 | 39.1 |
| 2016 and thereafter | 33.2 |
| Total minimum lease payments | $ 562.9 |

**Rent Expense:**

| (In millions) | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Minimum rents | $ 229.0 | $ 228.7 | $ 228.8 |
| Occupancy cost | 37.6 | 39.4 | 38.2 |
| Contingent rents | 23.6 | 23.7 | 27.8 |
| Total rent expense | $ 290.2 | $ 291.8 | $ 294.8 |

**Litigation:** On October 10, 2008, the Los Angeles County Superior Court granted our second Motion for Class Decertification in the class action lawsuit of *Brookler v. RadioShack Corporation.* Plaintiffs' claims that we violated California's wage and hour laws relating to meal periods were originally certified as a class action on February 8, 2006. Our first Motion for Decertification of the class was denied on August 29, 2007. After a California Appellate Court's favorable decision in the similar case of *Brinker Restaurant Corporation v. Superior Court*, we again sought class decertification. Based on the California Appellate Court's decision in *Brinker*, the trial court granted our second motion. The plaintiffs in *Brookler* have appealed this ruling. Due to the unsettled nature of California state law regarding the employers' standard of liability for meal periods, we and the *Brookler* plaintiffs requested that the California appellate court stay its ruling on the plaintiffs' appeal of the class decertification ruling, pending the California Supreme Court's decision in *Brinker.* The appellate court denied this joint motion and then heard oral arguments for this matter on August 5, 2010. On August 26, 2010, the Court of Appeals reversed the trial court's decertification of the class, and our Petition for Rehearing was denied on September 14, 2010. On September 28, 2010, we filed a Petition for Review with the California Supreme Court, which is currently pending. The outcome of this action is uncertain and the ultimate resolution of this matter could have a material adverse effect on our financial position, results of operations, and cash flows in the period in which any such resolution is recorded.

On June 7, 2007, a purported class action lawsuit, *Richard Stuart v. RadioShack Corporation, et al*, was filed against RadioShack in the U.S. District Court for the Northern District of California, based on allegations that RadioShack failed to properly reimburse its employees in California for mileage expenses associated with their use of personal vehicles to make transfers of merchandise between our stores. On February 9, 2009, the court granted the plaintiffs' Motion for Class Certification. Following mediation, the parties reached agreement to settle the lawsuit for a total of $4.5 million, subject to court approval. On April 19, 2010, the court granted preliminary approval of the settlement, and on August 9, 2010, granted final approval. The settlement proceeds were delivered to the claim administrator for distribution to the class members and others on October 1, 2010.

Separate from our wireless service provider settlement agreement discussed in Note 14, we notified T-Mobile that they had breached their agreement with us. Under the agreement, T-Mobile has until March 21, 2011, to cure the breaches. In the event that T-Mobile is unable to cure the breaches, we have the right to terminate the agreement. The outcome of this action is uncertain and the ultimate resolution of this matter could have a material adverse effect on our results of operations, financial condition and business operations.

We have various other pending claims, lawsuits, disputes with third parties, investigations and actions incidental to the operation of our business, including certain cases discussed generally below under "Continuing Lease Obligations." Although occasional adverse settlements or resolutions may occur and negatively affect earnings in the period or year of settlement, it is our belief that their ultimate resolution will not have a material adverse effect on our financial position or liquidity.

**Continuing Lease Obligations:** We have obligations under retail leases for locations that we assigned to other businesses. The majority of these lease obligations arose from leases for which CompUSA Inc. ("CompUSA") assumed responsibility as part of its purchase of our Computer City, Inc. subsidiary in August 1998. Because the company that assumed responsibility for these leases has ceased operations, we may be responsible for rent due under the leases.

Following an announcement by CompUSA in February 2007 of its intention to close as many as 126 stores and an announcement in December 2007 that it had been acquired by Gordon Brothers Group, CompUSA's stores ceased operations in January 2008. We may be responsible for rent due on a portion of the leases that relate to the closed stores. As of February 3, 2011, we had been named as a defendant in a total of 13 lawsuits from lessors seeking payment from us, 12 of which have been resolved.

Based on all available information pertaining to the status of these lawsuits, and after applying the FASB's accounting guidance on accounting for contingencies, the balance of our accrual for these obligations was $2.4 million and $6.2 million at December 31, 2010 and 2009, respectively. We will continue to monitor this situation for new information on outstanding litigation and settlements, but we do not consider the amounts of these obligations, both individually and in the aggregate, to be material to our results of operations or financial position.

**Purchase Obligations:** We had purchase obligations of $291.8 million at December 31, 2010, which include product commitments, marketing agreements and freight commitments. Of this amount, $268.4 million related to 2011.

## NOTE 14 – WIRELESS SERVICE PROVIDER SETTLEMENT AGREEMENT

The business terms of our relationships with our wireless service providers are governed by our wireless reseller agreements. These contracts are complex and include provisions determining our upfront commission revenue, net of chargebacks for wireless service deactivations; our acquisition and return of wireless handsets; and, in some cases, future residual revenue, performance targets and marketing development funds. Disputes occasionally arise between the parties regarding the interpretation of these contract provisions.

Certain disputes arose with one of the Company's wireless service providers pertaining to upfront commission revenue for activations prior to July 1, 2010, and related chargebacks for wireless service deactivations. Negotiations regarding resolution of these disputes culminated in the signing of a settlement agreement in July 2010. In connection with the decision to settle these disputes, the Company considered the following: the timing of cash outflows and inflows in connection with the disputed upfront commission revenue and related chargebacks, and the estimated future residual revenue; the benefits of settling the disputes and agreeing to enter into good faith negotiations with the wireless service provider in the third quarter of 2010 to modify the commission and chargeback provisions of our wireless reseller agreement; and the risks associated with the ultimate realization of the estimated future residual revenue. Key elements of the settlement agreement include the following:

- All disputes relating to upfront commission revenue for activations prior to July 1, 2010, and related chargebacks were settled.
- The wireless service provider agreed to pay $141 million to the Company on or before July 30, 2010.
- The Company and the wireless service provider agreed to enter into good faith negotiations in the third quarter of 2010 to modify the commission and chargeback provisions of our wireless reseller agreement.

- Beginning on July 1, 2010, the wireless service provider was no longer obligated to pay future residual revenue amounts to the Company for a period of time for customers activated on or before June 30, 2010. For the first six months of 2010, these residual revenue amounts averaged approximately $9 million per quarter. Based on this average, we would receive no residual revenue payments from this wireless service provider for eight quarters beginning with the third quarter of 2010 under the terms of the settlement agreement.

The effects of the settlement agreement have been reflected in net sales and operating revenues for 2010.

In the third quarter of 2010, we reached an agreement with this wireless service provider to modify the commission and chargeback provisions of our wireless reseller agreement. Based on the terms of the settlement agreement, the terms of the amended wireless reseller agreement, and the performance of our business with this wireless service provider, we do not believe that these events will have a material effect on our results of operations for future periods.

## NOTE 15 – SUBSEQUENT EVENTS

On January 4, 2011, we terminated our $325 million credit facility and entered into a five-year, $450 million revolving credit agreement ("2016 Credit Facility") with a group of lenders with Bank of America, N.A., as administrative agent. The 2016 Credit Facility expires on January 4, 2016. The 2016 Credit Facility may be used for general corporate purposes and the issuance of letters of credit. This facility is secured by substantially all of the Company's inventory, accounts receivable, cash and cash equivalents, and certain other personal property.

Borrowings under the 2016 Credit Facility are subject to a borrowing base of certain secured assets and bear interest, at our option, at a bank's prime rate plus 1.25% to 1.75% or LIBOR plus 2.25% to 2.75%. The applicable rates in these ranges are based on the aggregate average availability under the facility.

The 2016 Credit Facility also contains a $150 million sub-limit for the issuance of standby and commercial letters of credit. Issued letters of credit will reduce the amount available under the credit facility. Letter of credit fees are 2.25% to 2.75% for standby letters of credit or 1.125% to 1.375% for commercial letters of credit.

We pay commitment fees to the lenders at an annual rate of 0.50% of the unused amount of the credit facility. No borrowings, other than the issuance of letters of credit totaling $32.8 million as of February 15, 2011, have been made under the 2016 Credit Facility.

The 2016 Credit Facility contains affirmative and negative covenants that, among other things, restrict certain payments, including dividends and share repurchases. Also, we will be subject to a minimum consolidated fixed charge coverage ratio if our unused amount under the facility is less than the greater of 12.5% of the maximum borrowing amount and $45.0 million.

We are generally free to pay dividends and repurchase shares as long as the current and projected unused amount under the facility is greater than 17.5% of the maximum borrowing amount and the minimum consolidated fixed charge coverage ratio is maintained. We may pay dividends and repurchase shares without regard to the Company's consolidated fixed charge coverage ratio as long as the current and projected unused amount under the facility is greater than 75% of the maximum borrowing amount and cash on hand is used for the dividends or share repurchases.

As a condition of the 2016 Credit Facility, we were required to eliminate the restrictive covenants associated with our 2011 Notes. On January 4, 2011, we transferred $318.1 million to the trustee for the 2011 Notes that will be used to pay principal and interest amounts due on redemption of these notes. In connection with the deposit of these funds, the trustee acknowledged the satisfaction and discharge of the indenture as to the 2011 Notes, which had the effect of eliminating the restrictive covenants referred to above. This redemption is currently scheduled to take place on March 4, 2011. Any amounts remaining with the trustee after the redemption of the 2011 Notes will be returned to us.

## NOTE 16 – SEGMENT REPORTING

We have two reportable segments, U.S. RadioShack company-operated stores and kiosks. The U.S. RadioShack company-operated stores segment consists solely of our 4,486 U.S. company-operated retail stores, all operating under the RadioShack brand name. Our kiosks segment consists of our network of 1,267 kiosks, primarily located in Target and Sam's Club locations. In April 2009 we agreed with Sprint to cease our arrangement to jointly operate the Sprint-branded kiosks in operation at that date. This agreement allowed us to operate these kiosks under the Sprint name for a reasonable period of time, allowing us to transition the kiosks to a new format. In August 2009, we transitioned these kiosks to multiple wireless carrier RadioShack-branded locations. They are now managed and reported as extensions of existing RadioShack company-operated stores located in the same shopping malls. Both of our reportable segments engage in the sale of consumer electronics products; however, our kiosks primarily offer wireless products and associated accessories. These reportable segments are managed separately due to our kiosks' narrow product offerings and performance relative to size.

We evaluate the performance of each reportable segment based on operating income, which is defined as sales less cost of products sold and certain direct operating expenses, including labor, rent, and occupancy costs. Asset balances by reportable segment have not been included in the segment table below, as these are managed on a company-wide level and are not fully allocated to each segment for management reporting purposes. Amounts in the other category reflect our business activities that are not separately reportable, which include sales to our independent dealers, sales to other third parties through our service centers, sales generated by our *www.radioshack.com* website and our Mexican subsidiary, sales to commercial customers, and sales to other third parties through our global sourcing and manufacturing operations.

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2010 | 2009 | 2008 |
| **Net sales and operating revenues:** | | | |
| U.S. RadioShack company-operated stores | $ 3,808.2 | $ 3,650.9 | $ 3,611.1 |
| Kiosks | 271.6 | 250.0 | 283.5 |
| Other [1] | 392.9 | 375.1 | 329.9 |
| | $ 4,472.7 | $ 4,276.0 | $ 4,224.5 |
| **Operating income:** | | | |
| U.S. RadioShack company-operated stores | $ 675.4 | $ 702.8 | $ 716.4 |
| Kiosks | 21.2 | 15.4 | 8.4 |
| Other [1] | 41.8 | 39.9 | 44.1 |
| | 738.4 | 758.1 | 768.9 |
| Unallocated [2] [3] | (363.0) | (388.7) | (446.7) |
| **Operating income** | 375.4 | 369.4 | 322.2 |
| Interest income | 2.6 | 4.8 | 14.6 |
| Interest expense | (41.9) | (44.1) | (34.9) |
| Other loss | -- | (1.6) | (2.4) |
| Income before income taxes | $ 336.1 | $ 328.5 | $ 299.5 |
| **Depreciation and amortization:** | | | |
| U.S. RadioShack company-operated stores | $ 45.4 | $ 45.8 | $ 52.9 |
| Kiosks | 2.3 | 3.2 | 5.8 |
| Other | 3.7 | 5.8 | 1.8 |
| | 51.4 | 54.8 | 60.5 |
| Unallocated [4] | 32.8 | 38.1 | 38.6 |
| | $ 84.2 | $ 92.9 | $ 99.1 |

(1) Net sales and operating revenues and operating income for 2010 and 2009 include the consolidation of our Mexican subsidiary.

(2) The unallocated category included in operating income relates to our overhead and corporate expenses that are not allocated to our operating segments for management reporting purposes. Unallocated costs include corporate departmental expenses such as labor and benefits, as well as advertising, insurance, distribution and information technology costs plus certain unusual or infrequent gains or losses.

(3) Unallocated operating income for 2008 includes net charges aggregating $12.1 million associated with the amended lease for our corporate headquarters.

(4) Depreciation and amortization included in the unallocated category primarily relate to our information technology assets.

**Product Sales Information:** Our consolidated net sales and operating revenues are summarized by groups of similar products and services, as follows:

| (In millions) | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| Wireless | $ 2,128.2 | 47.6% | $ 1,634.3 | 38.2% | $ 1,388.5 | 32.9% |
| Accessory | 858.2 | 19.2 | 1,036.3 | 24.2 | 1,140.0 | 27.0 |
| Modern home | 516.6 | 11.5 | 585.3 | 13.7 | 556.8 | 13.2 |
| Personal electronics | 412.5 | 9.2 | 463.6 | 10.9 | 565.4 | 13.4 |
| Power | 222.0 | 5.0 | 225.3 | 5.3 | 243.1 | 5.7 |
| Technical | 179.5 | 4.0 | 181.3 | 4.2 | 184.5 | 4.4 |
| Service | 130.3 | 2.9 | 114.5 | 2.7 | 93.8 | 2.2 |
| Other sales | 25.4 | 0.6 | 35.4 | 0.8 | 52.4 | 1.2 |
| Consolidated net sales and operating revenues | $ 4,472.7 | 100.0% | $ 4,276.0 | 100.0% | $ 4,224.5 | 100.0% |

Consolidated Net Sales and Operating Revenues, Year Ended December 31,

## NOTE 17 – QUARTERLY DATA (UNAUDITED)

As our operations are predominantly retail oriented, our business is subject to seasonal fluctuations, with the fourth quarter generally being the most significant in terms of sales and profits because of the winter holiday selling season.

| (In millions, except per share amounts) | Three Months Ended Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 |
|---|---|---|---|---|
| **Year ended December 31, 2010:** | | | | |
| **Net sales and operating revenues** | $ 1,041.7 | $ 1,011.4 | $ 1,051.8 | $ 1,367.8 |
| Cost of products sold | 549.8 | 530.8 | 574.8 | 806.7 |
| **Gross profit** | 491.9 | 480.6 | 477.0 | 561.1 |
| SG&A expense | 380.7 | 364.5 | 371.1 | 438.4 |
| Depreciation and amortization | 20.1 | 19.4 | 18.5 | 18.5 |
| Impairment of long-lived assets | 0.3 | 0.4 | 2.4 | 0.9 |
| Total operating expenses | 401.1 | 384.3 | 392.0 | 457.8 |
| **Operating income** | 90.8 | 96.3 | 85.0 | 103.3 |
| Interest income | 0.6 | 0.7 | 0.8 | 0.5 |
| Interest expense | (9.9) | (10.7) | (10.4) | (10.9) |
| **Income before taxes** | 81.5 | 86.3 | 75.4 | 92.9 |
| Income tax expense | 31.4 | 33.3 | 29.4 | 35.9 |
| **Net income** | $ 50.1 | $ 53.0 | $ 46.0 | $ 57.0 |
| **Net income per share:** | | | | |
| Basic | $ 0.40 | $ 0.42 | $ 0.38 | $ 0.52 |
| Diluted | $ 0.39 | $ 0.41 | $ 0.37 | $ 0.51 |
| **Shares used in computing net income per share:** | | | | |
| Basic | 125.7 | 125.8 | 121.0 | 109.8 |
| Diluted | 127.9 | 128.2 | 123.1 | 111.9 |

| (In millions, except per share amounts) | Three Months Ended Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 |
|---|---|---|---|---|
| **Year ended December 31, 2009:** | | | | |
| **Net sales and operating revenues** | $ 1,002.1 | $ 965.7 | $ 990.0 | $ 1,318.2 |
| Cost of products sold | 534.5 | 520.9 | 518.9 | 739.2 |
| Gross profit | 467.6 | 444.8 | 471.1 | 579.0 |
| SG&A expense | 365.8 | 335.7 | 380.7 | 425.7 |
| Depreciation and amortization | 21.5 | 21.1 | 20.5 | 20.6 |
| Impairment of long-lived assets | 0.2 | 0.3 | 0.5 | 0.5 |
| Total operating expenses | 387.5 | 357.1 | 401.7 | 446.8 |
| **Operating income** | 80.1 | 87.7 | 69.4 | 132.2 |
| Interest income | 1.5 | 1.5 | 0.9 | 0.9 |
| Interest expense | (11.5) | (11.1) | (11.2) | (10.3) |
| Other loss | -- | -- | (1.6) | -- |
| **Income before taxes** | 70.1 | 78.1 | 57.5 | 122.8 |
| Income tax expense | 27.0 | 29.3 | 20.1 | 47.1 |
| **Net income** | $ 43.1 | $ 48.8 | $ 37.4 | $ 75.7 |
| **Net income per share:** | | | | |
| Basic and diluted | $ 0.34 | $ 0.39 | $ 0.30 | $ 0.60 |
| **Shares used in computing income per share:** | | | | |
| Basic | 125.4 | 125.4 | 125.5 | 125.5 |
| Diluted | 125.4 | 125.8 | 126.3 | 127.1 |

The sum of the quarterly net income per share amounts may not total to each full year amount because these computations are made independently for each quarter and for the full year and take into account the weighted average number of common stock equivalent shares outstanding for each period, including the effect of dilutive securities for that period.

## RADIOSHACK CORPORATION

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.1 | Certificate of Amendment of Restated Certificate of Incorporation of RadioShack Corporation[1] dated May 18, 2000 (filed as Exhibit 3a to RadioShack's Form 10-Q filed on August 11, 2000, and incorporated herein by reference). |
| 3.2 | Restated Certificate of Incorporation of RadioShack Corporation[1] dated July 26, 1999 (filed as Exhibit 3a(i) to RadioShack's Form 10-Q filed on August 11, 1999, and incorporated herein by reference). |
| 3.3 | Certificate of Elimination of Series C Conversion Preferred Stock of RadioShack Corporation[1] dated July 26, 1999 (filed as Exhibit 3a(ii) to RadioShack's Form 10-Q filed on August 11, 1999, and incorporated herein by reference). |
| 3.4 | Amended Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of RadioShack Corporation[1] dated July 26, 1999 (filed as Exhibit 3a(iii) to RadioShack's Form 10-Q filed on August 11, 1999, and incorporated herein by reference). |
| 3.5 | Certificate of Designations of Series B TESOP Convertible Preferred Stock dated June 29, 1990 (filed as Exhibit 4A to RadioShack's Form S-8 for the RadioShack Corporation Incentive Stock Plan, Reg. No. 33-51603, filed on November 12, 1993, and incorporated herein by reference). |
| 3.6 | RadioShack Corporation Bylaws, amended and restated as of November 4, 2010 (filed as Exhibit 3.1 to RadioShack's Form 8-K filed on November 10, 2010, and incorporated herein by reference). |
| 4.1 | Indenture, dated as of May 11, 2001, between RadioShack Corporation, as Issuer, and The Bank of New York, as Trustee (filed as Exhibit 4.1 to RadioShack's Form S-4 filed on June 8, 2001, and incorporated herein by reference). |
| 4.2 | Form of New Note due 2011 (filed as Exhibit 4.2 to RadioShack's Form S-4 filed on June 8, 2001, and incorporated herein by reference). |
| 4.3 | Indenture, dated as of August 18, 2008, between RadioShack Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.1 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 4.4 | Form of the 2.50% Convertible Senior Notes due 2013 (included as Exhibit A to the Indenture filed as Exhibit 4.1 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 4.5 | Master Terms and Conditions for Warrants Issued by RadioShack Corporation, dated August 12, 2008, between Citibank, N.A. and RadioShack Corporation (filed as Exhibit 10.5 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 4.6 | Master Terms and Conditions for Warrants Issued by RadioShack Corporation, dated August 12, 2008, between Bank of America, N.A. and RadioShack Corporation (filed as Exhibit 10.6 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 4.7 | Confirmation for Warrants, dated August 12, 2008, between Citibank, N.A. and RadioShack Corporation (filed as Exhibit 10.7 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 4.8 | Confirmation for Warrants, dated August 12, 2008, between Bank of America, N.A. and RadioShack Corporation (filed as Exhibit 10.8 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 10.1 | Master Terms and Conditions for Convertible Bond Hedging Transactions, dated August 12, 2008, between Citibank, N.A. and RadioShack Corporation (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 10.2 | Master Terms and Conditions for Convertible Bond Hedging Transactions, dated August 12, 2008, between Bank of America, N.A. and RadioShack Corporation (filed as Exhibit 10.2 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 10.3 | Confirmation for Convertible Bond Hedging Transactions, dated August 12, 2008, between Citibank, N.A. and RadioShack Corporation (filed as Exhibit 10.3 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |
| 10.4 | Confirmation for Convertible Bond Hedging Transactions, dated August 12, 2008, between Bank of America, N.A. and RadioShack Corporation (filed as Exhibit 10.4 to RadioShack's Form 8-K filed on August 18, 2008, and incorporated herein by reference). |

| Exhibit Number | Description |
|---|---|
| 10.5 | Five Year Credit Agreement, dated as of June 12, 2006, among RadioShack Corporation, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, Bank of America, N.A., as Administrative Agent and Initial Issuing Bank, Wachovia Bank, National Association, as Co-Syndication Agent and Initial Issuing Bank, Wells Fargo Bank, N.A., as Co-Syndication Agent, Citigroup Global Markets Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Bookrunners (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on June 16, 2006, and incorporated herein by reference). |
| 10.6 | Credit Agreement, dated as of January 4, 2011, among RadioShack Corporation, the Facility Guarantors party thereto, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent and Collateral Agent for itself and the other Lenders (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on January 7, 2011, and incorporated herein by reference). |
| 10.7 | Security Agreement, dated as of January 4, 2011, among RadioShack Corporation, the Facility Guarantors party thereto, and Bank of America, N.A., as Administrative Agent for the Secured Parties (filed as Exhibit 10.2 to RadioShack's Form 8-K filed on January 7, 2011, and incorporated herein by reference). |
| 10.8 | Guaranty Agreement, dated as of January 4, 2011, among the Facility Guarantors party thereto, for the benefit of Bank of America, N.A., as Administrative Agent for itself and the other Secured Parties (filed as Exhibit 10.3 to RadioShack's Form 8-K filed on January 7, 2011, and incorporated herein by reference). |
| 10.9 | Overnight Share Repurchase Agreement, dated as of August 5, 2005, between RadioShack Corporation and Bank of America, N.A. (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on August 8, 2005, and incorporated herein by reference). |
| 10.10 (5) | Confirmation for Accelerated Share Repurchase Transaction, dated as of August 23, 2010, by and between Bank of America, N.A. and RadioShack Corporation (filed as Exhibit 10.1 to RadioShack's Form 10-Q filed on October 25, 2010, and incorporated herein by reference). |
| 10.11 (5) | Confirmation for Accelerated Share Repurchase Transaction, dated as of August 23, 2010, by and among Wells Fargo Securities, LLC, Wells Fargo Bank, N.A. and RadioShack Corporation (filed as Exhibit 10.2 to RadioShack's Form 10-Q filed on October 25, 2010, and incorporated herein by reference). |
| 10.12 | Purchase and Sale Agreement, dated as of June 25, 2008, between RadioShack Corporation and Tarrant County College District (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on June 25, 2008, and incorporated herein by reference). |
| 10.13 | Amended and Restated Lease, dated as of June 25, 2008, between Tarrant County College District as Landlord, and RadioShack Corporation, as Tenant (filed as Exhibit 10.2 to RadioShack's Form 8-K filed on June 25, 2008, and incorporated herein by reference). |
| 10.14 | First Amendment to Lease, effective as of March 11, 2010, by and between Tarrant County College District as Landlord, and RadioShack Corporation as Tenant (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on March 18, 2010, and incorporated herein by reference). |
| 10.15 | Second Amendment to Lease, dated for all purposes as of July 12, 2010, by and between Tarrant County College District as Landlord, and RadioShack Corporation as Tenant (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on July 12, 2010, and incorporated herein by reference). |
| 10.16 | Stock Purchase Agreement, made as of December 15, 2008, by and among Tandy International Corporation, ITC Services, Inc., and Grupo Gigante, S.A.B. de C.V. (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on December 16, 2008, and incorporated herein by reference). |
| 10.17 (2) | RadioShack Corporation(1) Officers Deferred Compensation Plan as restated July 10, 1992 (filed as Exhibit 10d to RadioShack's Form 10-K filed on March 30, 1994, and incorporated herein by reference). |
| 10.18 (2) | Second Amended and Restated RadioShack Corporation Officers Deferred Compensation Plan, effective as of December 31, 2008 (filed as Exhibit 10.54 to RadioShack's Form 10-K filed on February 24, 2009, and incorporated herein by reference). |
| 10.19 (2) | RadioShack Corporation 1993 Incentive Stock Plan as amended (filed as Exhibit 10a to RadioShack's Form 10-Q filed on November 14, 2001, and incorporated herein by reference). |
| 10.20 (2) | Salary Continuation Plan for Executive Employees of RadioShack Corporation(1) and Subsidiaries (Restated) (filed as Exhibit 10a to RadioShack's Form 10-K filed on March 30, 1994, and incorporated herein by reference). |
| 10.21(2) | Second Amended and Restated Salary Continuation Plan for Executive Employees of RadioShack Corporation and Subsidiaries, effective as of December 31, 2008 (filed as Exhibit 10.53 to RadioShack's Form 10-K filed on February 24, 2009, and incorporated herein by reference). |
| 10.22 (2) | Forms of Termination Protection Agreements for (i) Corporate Executives, (ii) Division Executives, and (iii) Subsidiary Executives (filed as Exhibit 10m to RadioShack's(1) Form 10-Q filed on August 11, 1995, and incorporated herein by reference). |

| Exhibit Number | Description |
|---|---|
| 10.23 (2) (3) | Second Amended and Restated Termination Protection Agreement for Corporate Executives, by and between RadioShack Corporation and James F. Gooch, effective as of December 31, 2010. |
| 10.24 (2) | Amended and Restated RadioShack Corporation 1997 Incentive Stock Plan (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on May 24, 2005, and incorporated herein by reference). |
| 10.25 (2) | Form of Restricted Stock Agreement under RadioShack Corporation 1997 Incentive Stock Plan (filed as Exhibit 10a to RadioShack's Form 10-Q filed on May 6, 2005, and incorporated herein by reference). |
| 10.26 (2) | Form of September 30, 1997 Deferred Compensation Agreement (filed as Exhibit 10aa to RadioShack's(1) Form 10-Q filed on May 13, 1998, and incorporated herein by reference). |
| 10.27 (2) | Amended and Restated RadioShack Corporation 1999 Incentive Stock Plan (filed as Exhibit 10.2 to RadioShack's Form 8-K filed on May 24, 2005, and incorporated herein by reference). |
| 10.28 (2) | RadioShack Corporation Unfunded Deferred Compensation Plan for Directors as amended and restated July 22, 2000 (filed as Exhibit 10x to RadioShack's Form 10-K filed on March 28, 2003, and incorporated herein by reference). |
| 10.29 (2) | Second Amended and Restated RadioShack Corporation Unfunded Deferred Compensation Plan for Directors, effective as of December 31, 2008 (filed as Exhibit 10.57 to RadioShack's Form 10-K filed on February 24, 2009, and incorporated herein by reference). |
| 10.30 (2) | Amended and Restated RadioShack Corporation 2001 Incentive Stock Plan (filed as Exhibit 10.3 to RadioShack's Form 8-K filed on May 24, 2005, and incorporated herein by reference). |
| 10.31 (2) | Death Benefit Agreement effective December 27, 2001, among Leonard H. Roberts, Laurie Roberts and RadioShack Corporation (filed as Exhibit 10(a) to RadioShack's Form 10-Q filed on May 13, 2002, and incorporated herein by reference). |
| 10.32 (2) | RadioShack 2004 Annual and Long-Term Incentive Compensation Plan (the written description of which is contained on pages 26 through 29 of RadioShack's Proxy Statement filed on April 8, 2004, for the 2004 Annual Meeting of Stockholders, and incorporated herein by reference). |
| 10.33 (2) | Amendment to RadioShack 2004 Annual and Long-Term Incentive Compensation Plan (the written description of which is contained on pages 32 and 33 of RadioShack's Proxy Statement filed on April 12, 2007, and incorporated herein by reference). |
| 10.34 (2) | Third Amended and Restated RadioShack 2004 Deferred Stock Unit Plan for Non-Employee Directors, effective as of December 31, 2008 (filed as Exhibit 10.58 to RadioShack's Form 10-K filed on February 24, 2009, and incorporated herein by reference). |
| 10.35 (2) | Form of Notice of Grant of Deferred Stock Units and Deferred Stock Unit Agreement under the RadioShack 2004 Deferred Stock Unit Plan for Non-Employee Directors (filed as Exhibit 10.2 to RadioShack's Form 8-K filed on June 6, 2005, and incorporated herein by reference). |
| 10.36 (2) | Form of Incentive Stock Plan(s) Stock Option Agreement for Officers (filed as Exhibit 10(a) to RadioShack's Form 10-Q filed on November 5, 2004, and incorporated herein by reference). |
| 10.37 (2) | RadioShack Corporation Long-Term Incentive Plan (filed as Exhibit 10.4 to RadioShack's Form 8-K filed on February 28, 2005, and incorporated herein by reference). |
| 10.38 (2) | Form of Indemnification Agreement (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on June 6, 2005, and incorporated herein by reference). |
| 10.39 (2) | RadioShack Corporation Officer's Supplemental Executive Retirement Plan (filed as Exhibit 10.52 to RadioShack's Form 10-K filed on March 15, 2006, and incorporated herein by reference). |
| 10.40 (2) | Form of RadioShack Corporation Officer's Supplemental Executive Retirement Plan Agreement (filed as Exhibit 10.53 to RadioShack's Form 10-K filed on March 15, 2006, and incorporated herein by reference). |
| 10.41 (2) | Form of RadioShack Corporation Officer's Supplemental Executive Retirement Plan Agreement for Existing Participants in the Salary Continuation Plan (filed as Exhibit 10.54 to RadioShack's Form 10-K filed on March 15, 2006, and incorporated herein by reference). |
| 10.42 (2) | First Amended and Restated RadioShack Corporation Officer's Supplemental Executive Retirement Plan (filed as Exhibit 10.59 to RadioShack's Form 10-K filed on February 24, 2009, and incorporated herein by reference). |
| 10.43 (2) (3) | Second Amended and Restated RadioShack Corporation Officer's Supplemental Executive Retirement Plan, effective as of December 31, 2010. |
| 10.44 (2) | RadioShack Corporation Officers' Severance Program (filed as Exhibit 10.3 to RadioShack's Form 8-K filed on May 23, 2006, and incorporated herein by reference). |
| 10.45 (2) | First Amended and Restated RadioShack Corporation Officers' Severance Program, effective as of December 31, 2008 (filed as Exhibit 10.56 to RadioShack's Form 10-K filed on February 24, 2009, and incorporated herein by reference). |

| Exhibit Number | Description |
|---|---|
| 10.46 [2] [3] | Second Amended and Restated RadioShack Corporation Officers' Severance Program, effective as of December 31, 2010. |
| 10.47 [2] | Letter Agreement, dated July 6, 2006, between RadioShack Corporation and Julian C. Day (filed as Exhibit 10.1 to RadioShack's Form 8-K filed on July 7, 2006, and incorporated herein by reference). |
| 10.48 [2] | Incentive Stock Plan Non-Qualified Stock Option Agreement under the 1997 Incentive Stock Plan, dated July 6, 2006, between RadioShack Corporation and Julian C. Day (filed as Exhibit 10.2 to RadioShack's Form 8-K filed on July 7, 2006, and incorporated herein by reference). |
| 10.49 [2] | Incentive Stock Plan Non-Qualified Stock Option Agreement under the 1999 Incentive Stock Plan, dated July 6, 2006, between RadioShack Corporation and Julian C. Day (filed as Exhibit 10.3 to RadioShack's Form 8-K filed on July 7, 2006, and incorporated herein by reference). |
| 10.50 [2] | Incentive Stock Plan Non-Qualified Stock Option Agreement under the 2001 Incentive Stock Plan, dated July 6, 2006, between RadioShack Corporation and Julian C. Day (filed as Exhibit 10.4 to RadioShack's Form 8-K filed on July 7, 2006, and incorporated herein by reference). |
| 10.51 [2] | Incentive Stock Plan Non-Qualified Stock Option Agreement, dated July 6, 2006, between RadioShack Corporation and Julian C. Day (filed as Exhibit 10.5 to RadioShack's Form 8-K filed on July 7, 2006, and incorporated herein by reference). |
| 10.52 [2] | Incentive Stock Plan Non-Qualified Stock Option Agreement, dated July 6, 2006, between RadioShack Corporation and Julian C. Day (filed as Exhibit 10.6 to RadioShack's Form 8-K filed on July 7, 2006, and incorporated herein by reference). |
| 10.53 [2] | Agreement on Nonsolicitation, Confidentiality, Noncompetition and Intellectual Property, dated July 6, 2006, between RadioShack Corporation and Julian C. Day (filed as Exhibit 10.7 to RadioShack's Form 8-K filed on July 7, 2006, and incorporated herein by reference). |
| 10.54 [2] | Employment Offer Letter to James F. Gooch from RadioShack Corporation, dated July 27, 2006 (filed as Exhibit 10.8 to RadioShack's Form 10-Q filed on October 25, 2006, and incorporated herein by reference). |
| 10.55 [2] [3] | Agreement, dated January 21, 2011, between RadioShack Corporation and James F. Gooch. |
| 10.56 [2] | Description of Long-Term Incentive Performance Measures for the 2008 through 2010 Performance Cycle (filed as Exhibit 10.3 to RadioShack's Form 8-K filed on February 26, 2008, and incorporated herein by reference). |

| Exhibit Number | Description |
|---|---|
| 10.57 [2] | RadioShack Corporation 2007 Restricted Stock Plan (included as Appendix A to RadioShack's Proxy Statement filed on April 12, 2007, and incorporated herein by reference). |
| 10.58 [2] | Form of Restricted Stock Agreement under the RadioShack Corporation 2007 Restricted Stock Plan (filed as Exhibit 10.2 to RadioShack's Form 8-K filed on May 18, 2007, and incorporated herein by reference). |
| 10.59 [2] | Employment Offer Letter to Bryan Bevin from RadioShack Corporation, dated December 11, 2007, as modified effective September 11, 2008 (filed as Exhibit 10.67 to RadioShack's Form 10-K filed on February 26, 2008, and Item 5.02 of RadioShack's Form 8-K filed on September 17, 2008, and incorporated herein by reference). |
| 10.60 [2] | Employment Offer Letter to Lee D. Applbaum from RadioShack Corporation, dated August 13, 2008 (filed as Exhibit 10.54 to RadioShack's Form 10-K filed on February 22, 2010, and incorporated herein by reference). |
| 10.61 [2] [3] | Employment Offer Letter to Sharon S. Stufflebeme from RadioShack Corporation, dated May 20, 2009. |
| 10.62 [2] | Employment Offer Letter to Scott E. Young from RadioShack Corporation, dated March 18, 2010 (filed as Exhibit 99.2 to RadioShack's Form 8-K filed on April 6, 2010, and incorporated herein by reference). |
| 10.63 [2] [3] | Employment Offer Letter to Mary Ann Doran from RadioShack Corporation, dated May 28, 2010. |
| 10.64 [2] [3] | Third Amended and Restated RadioShack CorporationTermination Protection Plan (Level I), effective as of December 31, 2010. |
| 10.65 [2] | 2009 RadioShack Corporation Annual & Long-Term Incentive Compensation Plan (included as Appendix A to RadioShack's Proxy Statement filed on April 17, 2009, and incorporated herein by reference). |
| 10.66 [2] | RadioShack Corporation 2009 Incentive Stock Plan (included as Appendix B to RadioShack's Proxy Statement filed on April 17, 2009, and incorporated herein by reference). |
| 10.67 [2] | Form of Stock Option Agreement under the RadioShack Corporation 2009 Incentive Stock Plan (filed as Exhibit 10.3 to RadioShack's Form 10-Q filed on July 27, 2009, and incorporated herein by reference). |
| 10.68 [2] | Form of Restricted Stock Agreement under the RadioShack Corporation 2009 Incentive Stock Plan (filed as Exhibit 10.59 to RadioShack's Form 10-K filed on February 22, 2010 and incorporated herein by reference). |

| Exhibit Number | Description |
|---|---|
| 10.69 [2] | Form of Restricted Stock Unit Agreement under the RadioShack Corporation 2009 Incentive Stock Plan (filed as Exhibit 10.60 to RadioShack's Form 10-K filed on February 22, 2010 and incorporated herein by reference). |
| 10.70 [2] [3] | RadioShack Corporation 2011 Executive Deferred Compensation Plan, effective as of December 1, 2010. |
| 21 [3] | RadioShack Significant Subsidiaries. |
| 23 [3] | Consent of PricewaterhouseCoopers LLP. |
| 31(a) [3] | Rule 13a-14(a) Certification of the Chief Executive Officer of RadioShack Corporation. |
| 31(b) [3] | Rule 13a-14(a) Certification of the Chief Financial Officer of RadioShack Corporation. |
| 32 [3] | Section 1350 Certifications.[4] |

(1) RadioShack Corporation was known as Tandy Corporation until May 18, 2000.

(2) Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(3) Filed with this report.

(4) These certifications shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. These certifications shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates them by reference.

(5) Portions of this exhibit have been redacted and have been filed separately with the SEC pursuant to a request for confidential treatment.

# THE SHACK IS CLOSER THAN YOU THINK.



COMPANY-OPERATED STORES, KIOSKS AND DEALER LOCATIONS (as of Dec. 31, 2010)
Alaska
Hawaii
Puerto Rico
U.S. Virgin Islands


## Global Dealer Locations (as of Dec. 31, 2010)

Antigua
Aruba
Bahamas
Bahrain
Costa Rica
Curaçao
Dominican Republic
Ecuador
Egypt
El Salvador
Guatemala
Haiti
Honduras
Jordan
Kuwait
Lebanon
Morocco
Nicaragua
Oman
Panama
Paraguay
Peru
Qatar
Saudi Arabia
St. Maarten
Trinidad
United Arab Emirates
United States
Venezuela

**4,695+**
Company-operated stores in the United States and Mexico

**1,265+**
Wireless phone kiosks

**1,200+**
Dealer and other outlets worldwide

## BOARD OF DIRECTORS
RADIOSHACK CORPORATION

**Julian C. Day**
Chairman and CEO,
RadioShack Corporation

**Frank J. Belatti**
Managing Partner,
Equicorp Partners, LLC
*Corporate Governance Committee**
*Management Development and Compensation Committee*

**Daniel R. Feehan**
President and CEO,
Cash America International, Inc.
*Presiding Director*

**H. Eugene Lockhart**
Partner,
Diamond Castle Holdings
*Audit and Compliance Committee**
*Corporate Governance Committee*

**Jack L. Messman**
Non-executive Chairman,
Telogis, Inc.
*Audit and Compliance Committee*
*Management Development and Compensation Committee*

**Thomas G. Plaskett**
Chairman,
Fox Run Capital Associates
*Audit and Compliance Committee*
*Corporate Governance Committee*

**Edwina D. Woodbury**
President and CEO,
The Chapel Hill Press, Inc.
*Management Development and Compensation Committee**
*Audit and Compliance Committee*

*Chair of Committee

## EXECUTIVE MANAGEMENT TEAM
RADIOSHACK CORPORATION

**Julian C. Day**
Chairman and
Chief Executive Officer

**James F. Gooch**
President and
Chief Financial Officer

**Lee D. Applbaum**
Executive Vice President
and Chief Marketing Officer

**Scott E. Young**
Executive Vice President
and Chief Merchandise Officer

## SHAREHOLDER INFORMATION

**Corporate Offices**
300 RadioShack Circle
Fort Worth, TX 76102
(817) 415-3700

**Company Web Sites**
THESHACK.com
RadioShack.com
RadioShackCorporation.com

**Notice of Annual Meeting**
Thursday, May 19, 2011, at 10:00 a.m.,
Central Daylight Time, at the
Norris Conference Centers
Red Oak Ballroom
304 Houston St.
Fort Worth, TX 76102

**Transfer Agent, Registrar and Dividend Payments**
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
(888) 218-4374
www.wellsfargo.com/
shareownerservices

**Stock Exchange**
RSH LISTED NYSE
New York Stock Exchange
Ticker symbol: RSH

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP
Fort Worth, Texas

**Form 10-K Requests**
The Company's 2010 Form 10-K and Annual Report may be obtained without charge by writing:

RadioShack Corporation
Shareholder Services Department
300 RadioShack Circle
MS CF4-324
Fort Worth, TX 76102

Or by telephone:
(817) 415-3021

Or via the Internet at:
RadioShackCorporation.com

RadioShack Corporation is an Equal Opportunity Employer.

Printed in the USA.

RADIOSHACK has included as Exhibits 31(a) and 31(b) to its Annual Report on Form 10-K for fiscal year 2010 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of RadioShack, respectively, certifying, among other things, the quality of RadioShack's public disclosure. In June 2010, RadioShack submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of RadioShack certifying that he is not aware of any violation by RadioShack of New York Stock Exchange corporate governance listing standards. A copy of RadioShack's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge upon written request to the address listed under "Form 10-K Requests" above.




FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C101537

RadioShack Corporation
300 RadioShack Circle
Fort Worth, TX 76102

THESHACK.com
RadioShack.com
RadioShackCorporation.com


RadioShack®